08047237

Our Innovation Moves the World®

WABASH NATIONAL

Received SEC

APR 15 2008

Washington, DC 20549

PROCESSED

APR 22 2008

THOMSON FINANCIAL

Dear Fellow Shareholders:

2007 proved to be a year of progress for Wabash National. We achieved improved financial performance despite an increasingly difficult demand environment. For the year we delivered $0.52 diluted earnings per share on revenue of $1.1 billion compared to the prior year's results of $0.30 diluted earnings per share on revenue of $1.3 billion. Further, we improved gross margins to 8.3% versus 8.0% in the year earlier period, while generating $59.3 million of operating cash flow.

The improvement in our profitability was driven by the strategic initiatives undertaken during 2005 and 2006 that began to bear fruit last year. We made significant strides in our strategic sourcing and pricing efforts while delivering all time highs in process yield, productivity and organizational effectiveness.

While we made significant progress in our operational excellence efforts, we could not escape the mounting macroeconomic headwinds that impacted our industry in 2007. Continued troubles in the residential housing industry, exacerbated by fallout from the sub-prime meltdown lead to a softening in freight demand and tighter, less-disciplined competitor pricing. Continued high raw material costs and rising fuel costs put additional burden on our operating results. By mid-year, it was evident that we would not recognize a quick recovery and, in response, we took the necessary steps to right-size the business to reflect the current demand environment.

Despite the challenging environment, the Wabash National team delivered many exceptional results during 2007 and in early 2008 that position us well for accelerating our efforts to create true long-term sustainable value in 2008 and in the years to come.

Additional 2007 Highlights

- Delivered record setting safety performance at levels far less than half of our industry norms;
- Demonstrated dramatic improvements in process yield, raising the quality fit-and-finish of our products to industry-leading levels;
- Achieved levels of productivity performance equal to, or better, than ever before in our history in Lafayette manufacturing;
- Improved raw material turns from 17 to 21;
- Continued our excellent performance in our Wood Products business and our Transcraft platform trailer business;
- Repurchased 700,700 shares at a cost of $10.3 million and $20.5 million of senior convertible notes; and
- Developed a comprehensive five-year strategic plan that provides the foundation and roadmap for future revenue and profit growth.

Early 2008 Highlights

- Received the Occupational Excellence Achievement Award from the National Safety Council for outstanding safety practices;
- Obtained a perpetual, exclusive, limited-restriction license from Alcoa Inc. for the manufacture, sale, and distribution of steel composite panels along with exclusive rights to market Alcoa's proprietary product Alu-Plate®;
- Formed the DuraPlate® Products Group, led by Vice President Jamie Scarcelli, to diversify our product offerings and leverage our existing steel composite panel capabilities into new market opportunities;
- Announced our intent to build a new, state-of-the-art, dry van manufacturing facility in southwestern Kentucky, which will serve to drive margin expansion by reducing the average production cost per trailer. Concurrently, we initiated a $3 million investment in our Lafayette manufacturing operations to streamline material storage and handling and improve our overall cost efficiency; and
- Appointed Joe Zachman to Chief Operating Officer and Bob Nida to Vice President of Business Development to facilitate and assure the effective and timely execution of our many strategic and operational initiatives.

Building On a Strong Foundation

Despite these noteworthy accomplishments, we are not content with our progress and are working aggressively to solidify our foundation for continued growth and improved profitability. During 2008 we will focus on several key initiatives of our strategic growth plan in order to deliver strong results with consistent improvement in shareholder and customer value.

First, we will continue to drive operational excellence across the entire organization. In an effort to optimize our manufacturing process and enhance our cost structure, we will begin restructuring our manufacturing footprint at our Lafayette facility. The transformation will allow us to reduce capital allocation to inventory management, take on new strategic growth opportunities and drive margin expansion over the long term. Additionally, we are continuing our efforts to reduce the impact of rising raw materials prices via our strategic sourcing initiative. While we have made significant progress in this area already, our team continues to seek alternative low cost sources, with a particular focus on Asian suppliers. Lastly, we are in the process of finalizing a participative purchasing consortium in an effort to increase efficiencies and economies of scale in the procurement of materials, components and services for all participants.

Second, we will remain laser focused on our leadership position in product innovation. In an effort to expand our product offering, we recently unveiled a number of innovative product concepts, such as adhesive-bonded sidewalls and logistics, and our new TrustLock Plus™ door system. Longer-term, our product development team has been charged with developing the next generation dry van and refrigerated trailers, and lightweight components and fuel savings packages.

Lastly, we will capture additional growth opportunities through our non-core business development efforts. Specifically, our DuraPlate® Products Group has been tasked with the mandate to expand the penetration of DuraPlate® composite usage across the marketplace. While we are currently focused on utility truck bodies and cargo trailers, we are in late stage discussions with a number of portable storage container companies that have expressed significant interest in our DuraPlate® technology.

Concluding Remarks

The future of Wabash National is truly bright. We are a much stronger, more focused company today than we were just a few years ago. We have a strong management team with outstanding bench strength. We are supported by exceptional associates who take great pride in producing the very best products possible, and I sincerely thank them for their efforts and support.

On behalf of the senior leadership team and our Board of Directors, I would like to extend a special thanks to outgoing Director, David C. Burdakin who will be leaving the Board this year. All of us wish to thank Dave for his commitment to Wabash National and for his input, guidance and counsel during these past six years. We wish Dave the best in his new role as CEO of Paladin Brands.

In closing, I want to affirm, once again, that the leadership team of Wabash National is committed to creating value for all stakeholders, including our customers, associates, suppliers, our communities, and of course our shareholders. We thank you for your continued support of Wabash National.

Sincerely,

Richard J. Giromini
President and Chief Executive Officer

WABASH NATIONAL CORPORATION
1000 Sagamore Parkway South
Lafayette, Indiana 47905

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held On May 15, 2008

To the Stockholders of Wabash National Corporation:

The 2008 Annual Meeting of Stockholders of Wabash National Corporation will be held at the Holiday Inn Select City Centre located at 515 South Street, Lafayette, Indiana 47901 on Thursday, May 15, 2008, at 10:00 a.m. local time for the following purposes:

1. To elect eight members of the Board of Directors;
2. To ratify the appointment of Ernst & Young LLP as Wabash National Corporation's independent registered public accounting firm for the year ending December 31, 2008; and
3. To consider any other matters that properly come before the Annual Meeting or any adjournment or postponement thereof. Management is currently not aware of any other business to come before the Annual Meeting.

Each outstanding share of Wabash National Corporation Common Stock (NYSE:WNC) entitles the holder of record at the close of business on April 1, 2008, to receive notice of and to vote at the Annual Meeting or any adjournment or postponement of the Annual Meeting. Shares of our Common Stock can be voted at the Annual Meeting only if the holder is present in person or by valid proxy. Management cordially invites you to attend the Annual Meeting.

IF YOU PLAN TO ATTEND

Please note that space limitations make it necessary to limit attendance to stockholders and one guest. Registration and seating will begin at 9:00 a.m. Stockholders holding stock in brokerage accounts ("street name" holders) will need to bring a copy of a brokerage statement reflecting stock ownership as of the record date. Cameras, recording devices and other electronic devices will not be permitted at the meeting.

By Order of the Board of Directors

LAWRENCE M. CUCULIC
Senior Vice President, General Counsel and
Corporate Secretary

April 15, 2008

IMPORTANT: WHETHER OR NOT YOU EXPECT TO ATTEND IN PERSON, WE URGE YOU TO VOTE YOUR SHARES AT YOUR EARLIEST CONVENIENCE. THIS WILL ENSURE THE PRESENCE OF A QUORUM AT THE ANNUAL MEETING. PROMPTLY VOTING YOUR SHARES BY SIGNING, DATING AND RETURNING THE ENCLOSED PROXY CARD WILL SAVE US THE EXPENSE AND EXTRA WORK OF ADDITIONAL SOLICITATION. AN ADDRESSED ENVELOPE FOR WHICH NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES IS ENCLOSED. SUBMITTING YOUR PROXY NOW WILL NOT PREVENT YOU FROM VOTING YOUR SHARES AT THE MEETING IF YOU DESIRE TO DO SO, AS YOUR PROXY IS REVOCABLE AT YOUR OPTION. YOUR VOTE IS IMPORTANT, SO PLEASE ACT TODAY.

WABASH NATIONAL CORPORATION
1000 Sagamore Parkway South
Lafayette, Indiana 47905

PROXY STATEMENT
Annual Meeting of Stockholders on May 15, 2008

This Proxy Statement is furnished on or about April 15, 2008 to stockholders of Wabash National Corporation (hereinafter, "we" "us" "Company" and "Wabash"), 1000 Sagamore Parkway South, Lafayette, Indiana 47905, in connection with the solicitation by our Board of Directors of proxies to be voted at the Annual Meeting of Stockholders to be held at the Holiday Inn Select City Centre located at 515 South Street, Lafayette, Indiana 47901, on Thursday, May 15, 2008 at 10:00 a.m. local time, (the "Annual Meeting") and at any adjournments or postponements of the Annual Meeting.

ABOUT THE MEETING

What is The Purpose of the Annual Meeting?

At the Annual Meeting, stockholders will act upon the matters outlined in the accompanying Notice of Annual Meeting of Stockholders. In addition, our management will report on our performance during 2007 and respond to questions from our stockholders.

Who is Entitled to Vote?

Only stockholders of record at the close of business on April 1, 2008 (the "Record Date") are entitled to receive notice of the Annual Meeting and to vote the shares of Common Stock that they held on the Record Date at the Annual Meeting, or any postponement or adjournment of the Annual Meeting. Each share entitles its holder to cast one vote on each matter to be voted upon.

A list of stockholders of record as of the Record Date will be available for inspection during ordinary business hours at our offices located at 1000 Sagamore Parkway South, Lafayette, Indiana 47905, from May 5, 2008 to the date of our Annual Meeting. The list will also be available for inspection at the Annual Meeting.

Who can Attend the Annual Meeting?

All stockholders as of the close of business on the Record Date, or their duly appointed proxies, may attend the Annual Meeting.

Please note that if you hold your shares in "street name" (that is, through a broker or other nominee), you will need to bring a copy of a brokerage statement reflecting your stock ownership as of the Record Date and check in at the registration desk at the Annual Meeting. Alternatively, to vote, you may contact the person in whose name your shares are registered and obtain a proxy from that person and bring it to the Annual Meeting.

What Constitutes a Quorum?

The presence at the Annual Meeting, in person or by valid proxy, of the holders of a majority of the shares of our Common Stock outstanding on the Record Date will constitute a quorum, permitting us to conduct our business at the Annual Meeting. As of the Record Date, 30,708,781 shares of Common Stock, held by 1,012 stockholders of record, were outstanding and entitled to vote at the Annual Meeting. Proxies received but marked as abstentions and broker non-votes will be included in the calculation of the number of shares considered to be present at the Annual Meeting.

How do I Vote?

You can vote on matters to come before the Annual Meeting in the following two ways:

- You can attend the Annual Meeting and cast your vote in person; or
- You can vote by completing, dating and signing the enclosed proxy card and returning it in the enclosed postage-paid envelope. If you do so, you will authorize the individuals named on the proxy card, referred to as the proxies, to vote your shares according to your instructions. If you provide no instructions, the proxies will vote your shares according to the recommendation of the Board of Directors or, if no recommendation is given, in their own discretion.

What if I Vote and Then Change my Mind?

You may revoke your proxy at any time before it is exercised by:

- Sending written notice of revocation addressed to the Corporate Secretary, Wabash National Corporation, P.O. Box 6129, Lafayette, Indiana 47903;
- Sending in another duly executed proxy bearing a later date; or
- Attending the Annual Meeting and casting your vote in person.

Your last vote will be the vote that is counted.

What are The Board's Recommendations?

The Board recommends that you vote FOR election of the nominated slate of directors (see page 5), and FOR ratification of the appointment of our auditors (see page 32). Unless you give other instructions on your proxy card, the persons named as proxy holders on the proxy card will vote in accordance with the Board's recommendation. With respect to any other matter that properly comes before the meeting, the proxy holders will vote in their own discretion.

What Vote is Required?

Our Bylaws provide that for the election of directors in uncontested elections, such as the one at the Annual Meeting, a nominee must receive a majority of the votes cast; accordingly, to be elected there must be more votes cast "FOR" a nominee than there are votes cast "AGAINST" such nominee.

The ratification of the appointment of Ernst & Young LLP ("E&Y") as our independent registered public accounting firm for the year ending December 31, 2008 requires the affirmative vote of a majority of the shares of Common Stock present and entitled to vote at the Annual Meeting.

Abstentions will have no effect on the election of the directors, but will have the same effect as a vote against the vote for the ratification of the appointment of E&Y.

If you hold your shares in "street name" through a broker or other nominee, your broker or nominee may elect to exercise voting discretion with respect to the election of directors. Under New York Stock Exchange Rules, the proposals to elect directors and to ratify the appointment of our auditors are considered "discretionary" items. This means that brokerage firms may vote in their discretion on the election of directors and the ratification of our auditors on behalf of clients who have not furnished voting instructions at least 15 days before the date of the Annual Meeting. If you do not give your broker or nominee specific instructions, your broker or nominee may elect not to exercise its discretion on the election of directors and the ratification of our auditors, in which case your shares will not be voted on those matters. Shares for which the broker does not exercise its discretion or for which it has no discretion, so-called broker "non-votes," will be counted in determining whether there is a quorum but will have no effect on the proposals scheduled for the Annual Meeting.

Who will Bear the Costs of this Proxy Solicitation?

We will bear the cost of solicitation of proxies. This includes the charges and expenses of brokerage firms and others for forwarding solicitation material to beneficial owners of our outstanding Common Stock. We may solicit proxies by mail, personal interview, telephone or via the Internet through our officers, directors and other management employees, who will receive no additional compensation for their services.

PROPOSAL 1

Election of Directors

Our Bylaws provide that our Board of Directors, or the Board, shall be comprised of not less than three nor more than nine directors, with the exact number to be fixed by resolution of the Board. The Board has currently fixed the authorized number of directors at eight directors effective at our Annual Meeting.

At the Annual Meeting, eight directors are to be elected, each of whom shall serve for a term of one year or until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. Proxies representing shares held on the Record Date that are returned duly executed will be voted, unless otherwise specified, in favor of the eight nominees for the Board named below. In accordance with our Bylaws, each nominee, as a condition to nomination, has submitted to the Nominating and Corporate Governance Committee an irrevocable resignation from the Board that is effective only in the event a nominee does not receive the required vote of our stockholders to be elected to the Board and the Board accepts the nominee's resignation. Each of the nominees has consented to be named in this Proxy Statement and to serve on the Board if elected. It is not anticipated that any nominee will become unable or unwilling to accept nomination or election, but, if that should occur, the persons named in the proxy intend to vote for the election in his or her stead, such other person as the Nominating and Corporate Governance Committee may recommend to the Board.

Corporate Governance Matters

Our Board has adopted Corporate Governance Guidelines (the "Guidelines") and a Code of Business Conduct and Ethics (the "Code of Ethics"). The Guidelines set forth a framework within which the Board oversees and directs the affairs of Wabash. The Guidelines cover, among other things, the composition and functions of the Board, director independence, director stock ownership, management succession and review, Board committees, the selection of new directors, and director responsibilities and duties.

The Code of Ethics covers, among other things, compliance with laws, rules and regulations (including insider trading), conflicts of interest, corporate opportunities, confidentiality, protection and use of company assets, and the reporting process for any illegal or unethical conduct. The Code of Ethics is applicable to all of our directors, officers, and employees, including our Chief Executive Officer and Chief Financial Officer. The Code of Ethics includes provisions that are specifically applicable to our Chief Financial Officer and senior financial officers (as defined in the Code of Ethics).

Any waiver of the Code of Ethics for our directors or executive officers, including our Chief Executive Officer and Chief Financial Officer, may be made only by our Board or a Board committee consisting solely of disinterested and independent directors and will be promptly disclosed and posted on our website as required by law or the listing standards of the New York Stock Exchange.

The Guidelines and Code of Ethics are available on the Company Info/Investors page of our website at www.wabashnational.com and are available in print without charge by writing to: Wabash National Corporation, Attention: Corporate Secretary, P.O. Box 6129, Lafayette, Indiana 47903.

Related Persons Transactions

Related Persons Transactions Policy. Our Board has adopted a Related Persons Transactions Policy. The Related Persons Transactions Policy sets forth our policy and procedures for review, approval and monitoring of transactions in which the Company and "related persons" are participants. Related persons include directors, nominees for director, officers, stockholders owning five percent or greater of our outstanding stock, and any immediate family members of the aforementioned. The Related Persons Transactions Policy is administered by a committee designated by the Board, which is currently the Audit Committee.

The Related Persons Transactions Policy covers any related person transaction that meets the minimum threshold for disclosure in our annual meeting proxy statement under the relevant Securities and Exchange Commission (the "SEC") rules, which is currently transactions involving amounts exceeding $120,000 in which a related person has a direct or indirect material interest. Related person transactions must be approved, ratified, rejected or referred to the Board by the Audit Committee. The policy provides that as a general rule all related person transactions should be on terms reasonably comparable to those that could be obtained by the Company in arm's length dealings with an unrelated third party. However, the policy takes into account that in certain cases it may be impractical or unnecessary to make such a comparison. In such cases, the transaction may be approved in accordance with the provisions of the Delaware General Corporation Law.

The Related Persons Transaction Policy provides that management or the affected director or officer will bring any relevant transaction to the attention of the committee. If a director is involved in the transaction, he or she will be recused from all discussions and decisions about the transaction, to the extent practicable. The transaction must be approved in advance whenever practicable, and if not practicable, must be ratified as promptly as practicable. All related person transactions will be disclosed to the full Board and in the Company's proxy statement and other appropriate filings as required by the rules and regulations of the SEC and the New York Stock Exchange.

On January 1, 2007, we entered into an executive director agreement with William P. Greubel in connection with his retirement as our Chief Executive Officer. The agreement provides for Mr. Greubel to remain as our employee in order to provide additional services to us, including representing the Company at important events, strategic planning, and assisting with current and new account development. The agreement superseded his previous employment agreement and extends through January 1, 2009, unless earlier terminated. See "Director Compensation" below for a further discussion of the benefits to Mr. Greubel under the executive director agreement.

Director Independence

Under the rules of the New York Stock Exchange, the Board must affirmatively determine that a director has no material relationship with the Company in order for the director to be considered independent. As permitted by New York Stock Exchange rules, to assist the Board in making this determination, our Board has adopted categorical standards of independence. The Board has determined that, among other considerations, relationships are not material and would not impair a director's independence when the aggregate amount of payments by us to, and to us from, any company of which a director is an executive officer or employee or of which a family member of a director is an executive officer, are less than the greater of $1 million or 2% of such other company's consolidated gross revenues in any single fiscal year.

Our Board of Directors undertook its annual review of director independence in February 2008. The purpose of the review was to determine whether any such relationship or transaction existed that was inconsistent with a determination that the director or director nominee is independent. The Board considered transactions and relationships between each director and director nominee, and any member of his or her immediate family, and Wabash and its subsidiaries and affiliates. The Board also considered whether there were any transactions or relationships between directors or director nominees or any member of their immediate families (or any entity of which a director or director nominee or an immediate family member is an executive officer, general partner or significant equity holder) and members of our senior management or their affiliates. Finally, the Board considered charitable contributions to organizations with which directors or director nominees had relationships.

As a result of this review, the Board of Directors affirmatively determined that all of the directors nominated for election at the Annual Meeting are independent of Wabash and its management within the meaning of the rules of the New York Stock Exchange and the categorical standard described above, with the exception of Richard J. Giromini and William P. Greubel, who are employees of Wabash National Corporation.

The executive director agreement with Mr. Greubel requires that the Company use commercially reasonable efforts to cause Mr. Greubel to be nominated for election to our Board at the 2008 Annual Meeting of Stockholders.

On May 24, 2007, Dr. Martin Jischke assumed the position of Chairman of the Board. Because Dr. Jischke was an independent director, we no longer had a need for a separately designated Lead Director, which position had been held by Mr. David C. Burdakin since our 2006 Annual Meeting of Stockholders. Among his other responsibilities, our Chairman of the Board presides at the executive sessions of our independent directors and facilitates communication between our independent directors and management, which were responsibilities of our Lead Director prior to the Dr. Jischke becoming Chairman of the Board. As Chairman, Dr. Jischke also chaired each executive session of the independent directors.

Director Not Standing for Re-election

Mr. David C. Burdakin has notified the Board that he will resign as a director effective the day of the Annual Meeting. Mr. Burdakin has been a director since 2002 and was our Lead Director since our 2006 Annual Meeting. Mr. Burdakin and his leadership have been important to our success.

Information on Directors Standing for Election

The name, age, business experience, and directorships of each nominee for director, during at least the last five years, are set forth in the table below. For additional information concerning the nominees for director, including stock ownership and compensation, see "Director Compensation" and "Beneficial Ownership of Common Stock," which follow:

NAME	AGE	OCCUPATION, BUSINESS & DIRECTORSHIPS	DIRECTOR SINCE
Richard J. Giromini 	54	Mr. Giromini was promoted to President and Chief Executive Officer on January 1, 2007. He had been Executive Vice President and Chief Operating Officer from February 28, 2005 until December 2005 at which time he was appointed President and a Director of the Company. He had been Senior Vice President — Chief Operating Officer since joining the Company on July 15, 2002. Most recently, Mr. Giromini was with Accuride Corporation from April 1998 to July 2002, where he served in capacities as Senior Vice President — Technology and Continuous Improvement; Senior Vice President and General Manager — Light Vehicle Operations; and President and CEO of AKW LP. Previously, Mr. Giromini was employed by ITT Automotive, Inc. from 1996 to 1998 serving as the Director of Manufacturing. Mr. Giromini also serves on the Board of Directors of The Wabash Center, a non-profit company dedicated to serving individuals with disabilities and special needs.	December 2005

NAME	AGE	OCCUPATION, BUSINESS & DIRECTORSHIPS	DIRECTOR SINCE
William P. Greubel 	56	Mr. Greubel was appointed Executive Director of the Company and stepped down as our Chief Executive Officer effective as of January 1, 2007. Mr. Greubel has been a member of our Board of Directors since May 2002 and he held the position of Chairman of the Board from our 2006 Annual Meeting of Stockholders until he stepped down from that position as of our 2007 Annual Meeting of Stockholders. Mr. Greubel served as our Chief Executive Officer from May 2002 through December 2006. He also served as our President from May 2002 until December 2005. Mr. Greubel was a Director and Chief Executive Officer of Accuride Corporation, a manufacturer of wheels for trucks and trailers, from 1998 until May 2002 and served as President of Accuride Corporation from 1994 to 1998. Previously, Mr. Greubel was employed by AlliedSignal Corporation from 1974 to 1994 in a variety of positions of increasing responsibility, most recently as Vice President and General Manager of the Environmental Catalysts and Engineering Plastics business units. Mr. Greubel also serves as a Director of A.O. Smith Corporation and Utilimaster Corp.	May 2002
Dr. Martin C. Jischke 	66	Dr. Jischke served as President of Purdue University, West Lafayette, Indiana, from August 2000 until his retirement in July 2007. Dr. Jischke became Chairman of our Board of Directors at the 2007 Annual Meeting. Dr. Jischke also serves as a Director of Vectren Corporation and Duke Realty Corporation.	January 2002
J.D. (Jim) Kelly 	55	Mr. Kelly has served as the President, Engine Business and as a Vice President for Cummins Inc. since May 2005. Between 1976 and 1988, and following 1989, Mr. Kelly has been employed by Cummins in a variety of positions of increasing responsibility including, most recently, the Vice President and General Manager — Mid Range Engine Business between 2001 and 2004, and the Vice President and General Manager — Mid Range and Heavy Duty Engine Business from 2004 through May 2005.	February 2006

NAME	AGE	OCCUPATION, BUSINESS & DIRECTORSHIPS	DIRECTOR SINCE
Stephanie K. Kushner 	52	Ms. Kushner is Senior Vice President and Chief Financial Officer of Federal Signal Corporation, a position she has held since February 2002. Prior to joining Federal Signal, she was employed by affiliates of FMC Corporation for 14 years, most recently as Vice President — Treasury and Corporate Development for FMC Technologies in 2001 and Vice President and Treasurer for FMC Corporation from 1999 to 2001.	February 2004
Larry J. Magee 	53	Mr. Magee is Chairman, Chief Executive Officer and President of BFS Retail & Commercial Operations, LLC, a position he has held since December 2001. Previously, Mr. Magee served as President of Bridgestone/Firestone Retail Division from 1998 until his 2001 appointment. Mr. Magee held positions of increasing responsibility within the Bridgestone/Firestone family of companies during his 31-year tenure.	January 2005
Scott K. Sorensen 	46	Mr. Sorensen is the Chief Financial Officer of Sorenson Communications, a provider of communication services and products, a position he has held since August, 2007. Previously, Mr. Sorensen was the Chief Financial Officer of Headwaters, Inc. from October 2005 to August 2007. Prior to joining Headwaters, Mr. Sorensen was the Vice President and Chief Financial Officer of Hillenbrand Industries, Inc., a manufacturer and provider of products and services for the health care and funeral services industries, since March 2001.	March 2005
Ronald L. Stewart 	65	Prior to his retirement in December 2005, Mr. Stewart served as President and Chief Executive Officer of Material Sciences Corporation, a position he held from March 2004 until his retirement. Previously, Mr. Stewart was President and Chief Executive Officer of Pangborn Corporation from 1999 through 2004. He currently serves on the Board of Directors for Pangborn Corporation.	December 2004

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE ELECTION OF EACH OF THE DIRECTOR NOMINEES LISTED ABOVE.

Meetings of The Board of Directors and its Committees

Information concerning the Board and the four standing committees maintained by the Board is set forth below. With the exception of the Executive Committee, Board committees currently consist only of directors who are not employees of the Company and who are "independent" within the meaning of the listing standards of the New York Stock Exchange.

During 2007, our Board held seven meetings. All of our directors attended at least 75% of all Board meetings and meetings of committees on which they served. Our Board strongly encourages all of our directors to attend our Annual Meeting. In 2007, all of our directors attended the Annual Meeting.

The Board has four standing committees: the Nominating and Corporate Governance Committee; the Compensation Committee; the Executive Committee; and the Audit Committee. The charters for the Nominating and Corporate Governance, Compensation, and Audit Committees can be accessed electronically from the Company Info/ Investors page of our website at www.wabashnational.com or by writing to us at Wabash National Corporation, Attention: Corporate Secretary, P.O. Box 6129, Lafayette, Indiana 47903.

The following table indicates each standing committee or committees on which our directors served in 2007 and all were effective as of the 2007 Annual Meeting:

Name	Nominating and Corporate Governance Committee	Compensation Committee	Audit Committee	Executive Committee
David C. Burdakin	X	X		
Richard J. Giromini				X
William P. Greubel				
Dr. Martin C. Jischke		X	X	X
J.D. (Jim) Kelly	X	X		
Stephanie K. Kushner		X	X	X
Larry J. Magee		X	X	X
Scott K. Sorensen		X	X	
Ronald L. Stewart	X	X		X

Effective following the 2008 Annual Meeting, if all of the nominees for election at the Annual Meeting are elected, the directors serving on the Nominating and Corporate Governance Committee will be Messrs. Kelly, Magee and Stewart; the directors serving on the Compensation Committee will be Dr. Jischke, Ms. Kushner, and Messrs. Kelly, Magee, Sorensen, and Stewart; the directors serving on the Audit Committee will be Dr. Jischke, Ms. Kushner and Mr. Sorensen; and the directors serving on the Executive Committee will be Dr. Jischke, Ms. Kushner, and Messrs. Giromini, Magee, and Stewart.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee, which we refer to as the Nominating Committee, met four times during 2007. The Board of Directors has determined that each member of the Nominating Committee is "independent" within the meaning of the rules of the New York Stock Exchange. The Nominating Committee's responsibilities include:

- Assisting the Board by either identifying or reviewing stockholder nominated individuals qualified to become directors and by recommending to the Board the director nominees for the next annual meeting of stockholders;
- Developing and recommending to the Board corporate governance principles;
- Reviewing and recommending to the Board the forms and amounts of director compensation;
- Leading the Board in its annual review of the Board's performance; and
- Recommending to the Board director nominees for each Board committee.

Compensation Committee

The Compensation Committee met seven times during 2007. The Board has determined that each member of the Compensation Committee is "independent" within the meaning of the rules of the New York Stock Exchange. The Compensation Committee's responsibilities include:

- Overseeing our incentive compensation plans and equity-based plans; and
- Annually reviewing and approving the corporate goals and objectives relevant to the Chief Executive Officer's and other executive officers' compensation, evaluating their performance in light of those goals and objectives, and setting their compensation levels based on their evaluations.

The Compensation Committee is responsible for determining our compensation policies for executive officers and for the administration of our equity and incentive plans, including our 2007 Omnibus Incentive Plan. The Compensation Committee works closely with our Senior Vice President of Human Resources in setting the compensation for our other executive officers. In addition, our Chief Executive Officer makes recommendations to the Compensation Committee for the other executive officers on the amount of base salary, target cash awards pursuant to our short-term incentive plan and target equity awards pursuant to our long-term incentive plan. Our Chief Executive Officer also discusses with and makes recommendations to the Compensation Committee performance targets for our short-term incentive plan and our long-term incentive plan before they are established and upon conclusion of the performance period. For purposes of that plan, the personal performance goals for the other executive officers are set by our Chief Executive Officer, who then reports to the Compensation Committee on, and makes recommendations as to, the achievement of those goals. For a discussion of our Chief Executive Officer's role and recommendations with respect to compensation decisions affecting our Named Executive Officers, as set forth in the Summary Compensation Table below, during 2007, see the Compensation Discussion and Analysis below.

The Compensation Committee has historically engaged a compensation consultant. In 2007, Towers Perrin served as the consultant. At the request of the Compensation Committee, Towers Perrin worked with our Chief Executive Officer and Senior Vice President of Human Resources to conduct a competitive market assessment, which included a review of the responsibilities of our executive officers. Towers Perrin presented the Compensation Committee with the results of this review and participated in the discussion and review that was conducted by the Committee on recommendations made by our Chief Executive Officer. Towers Perrin, however, did not actually determine or recommend the compensation paid to our executive officers, including the Named Executive Officers during 2007.

Pursuant to the Compensation Committee's charter, the Committee may form and delegate to subcommittees of the Committee its responsibilities. To date, however, the Compensation Committee has not formed or delegated any of its responsibilities to any subcommittees.

Audit Committee

The Board has established a separately-designated standing Audit Committee in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934. The Audit Committee met nine times during 2007. The Board has determined that each member of the Audit Committee is "independent" within the meaning of the rules of the New York Stock Exchange. The Board of Directors also determined that Ms. Kushner and Mr. Sorensen are "audit committee financial experts" as defined by the SEC and that they have accounting and related financial management expertise within the listing standards of the New York Stock Exchange.

The Audit Committee's responsibilities include:

- Reviewing the independence of the independent auditors and making decisions regarding engaging and discharging independent auditors;
- Reviewing with the independent auditors the plans and results of auditing engagements;
- Reviewing and approving non-audit services provided by our independent auditors and the range of audit and non-audit fees;
- Reviewing the scope and results of our internal audit procedures and the adequacy of the system of internal controls;
- Overseeing special investigations;
- Reviewing our financial statements and reports filed with the SEC;
- Overseeing our efforts to ensure that our business and operations are conducted in compliance with the highest legal and regulatory standards applicable to us, as well as ethical business practices;
- Overseeing the Company's internal reporting system regarding compliance with Federal, state and local laws;
- Establishing and implementing procedures for confidential communications for "whistleblowers" and others who have concerns with our accounting, internal accounting controls and audit matters; and
- Reviewing our significant accounting policies.

Executive Committee

The Executive Committee did not meet during 2007. The Executive Committee is responsible for exercising the authority of the Board of Directors, to the extent permitted by law and our Bylaws, in the intervals between meetings of the Board when an emergency issue arises or when scheduling makes it difficult to convene all directors.

Director Nomination Process

The Nominating Committee will consider stockholder recommendations for director nominees sent to the Nominating and Corporate Governance Committee, Attention: Corporate Secretary, Wabash National Corporation, P.O. Box 6129, Lafayette, Indiana 47903. Stockholder recommendations for director nominees should include:

- The name and address of the stockholder recommending the person to be nominated;
- A representation that the stockholder is a holder of record of our stock, including the number of shares held and the period of holding;
- A description of all arrangements or understandings between the stockholder and the recommended nominee;
- Such other information regarding the recommended nominee as would be required to be included in a proxy statement filed pursuant to Regulation 14A under the Securities Exchange Act of 1934;
- The consent of the recommended nominee to serve as a director if so elected; and
- All other information requirements set forth in our Bylaws.

To submit a candidate as a nominee for director for an upcoming annual stockholder meeting, it is necessary that you notify us not less than 90 days nor more than 120 days before the first anniversary of the date of the preceding year's annual stockholders meeting. Thus, in order for any such nomination to be considered by us for the 2009 annual stockholders meeting, it must be received no earlier than January 15, 2009, but no later than February 14, 2009. Upon receipt by the Corporate Secretary of a stockholder notice of a director nomination, the Corporate Secretary will notify the stockholder that the notice has been received and will be presented to the Nominating Committee for review. Stockholders' nominees that comply with these procedures will receive the same consideration as other candidates identified by or to the Nominating Committee.

Director Qualifications. To be considered by the Nominating Committee, a director nominee must meet the following minimum criteria:

- The highest personal and professional integrity;
- A record of exceptional ability and judgment;
- Possess skills and knowledge useful to our oversight;
- Able and willing to devote the required amount of time to our affairs, including attendance at Board and committee meetings;
- Have the interest, capacity and willingness, in conjunction with the other members of the Board, to serve the long-term interests of our stockholders;
- May be required to be a "financial expert" as defined in Item 401 of Regulation S-K; and
- Free of any personal or professional relationships that would adversely affect their ability to serve our best interests and those of our stockholders.

Identifying and Evaluating Nominees for Directors. The Nominating Committee, with the assistance of our General Counsel and, as needed, a retained search firm, will screen candidates, perform reference checks, prepare a biography for each candidate for the Nominating Committee to review and conduct interviews. The Nominating Committee, the Chairman, the Lead Director and our Chief Executive Officer will interview candidates that meet the criteria, and the Nominating Committee will recommend to the Board of Directors nominees that best suit the Board's needs.

Communications with the Board of Directors

Stockholders or other interested persons wishing to make known complaints or concerns about our accounting, internal accounting controls or auditing matters, or bring other concerns to the Board or the Audit Committee, or to otherwise communicate with our independent directors as a group or the entire Board, individually or as a group, may do so by sending an email to board@wabashnational.com or auditcommittee@wabashnational.com, or by writing to them care of Wabash National Corporation, Attention: General Counsel, P.O. Box 6129, Lafayette, Indiana 47903.

Pursuant to the direction of the Board, all correspondence will be received and processed by the General Counsel's office. You will receive a written acknowledgment from the General Counsel's office upon receipt of your written correspondence. You may report your concerns anonymously or confidentially. All communications received in accordance with the above procedures will be reviewed initially by the General Counsel, who will relay all such communications to the appropriate director, directors or committee.

Director Compensation

Directors who are not our employees are compensated for their service as a director as shown in the chart below:

Schedule of Director Fees
December 31, 2007

	Amount [(1)]
Annual Retainers	
Board	$75,000 [(2)]
Executive Committee Chair	8,000
Audit Committee Chair	12,000
Nominating and Corporate Governance Committee Chair	8,000
Compensation Committee Chair	8,000
Chairman of the Board or Lead Director	15,000
Per Meeting Fees	
Attendance at Board and Committee Meetings	2,000

(1) All annual retainers are paid in quarterly installments, except for annual grants of unrestricted shares of Common Stock.

(2) Consists of $30,000 cash retainer and an award of unrestricted shares of Common Stock with an aggregate market value of $45,000.

The following table summarizes the compensation paid to our directors during 2007, other than Mr. Giromini, whose compensation is discussed below under Executive Compensation.

Director Compensation for Year-End
December 31, 2007

Name	Fees Earned or Paid in Cash [(1)] ($)	Stock Awards [(2)] ($)	Option Awards [(3)] ($)	All Other Compensation ($)	Total ($)
David C. Burdakin	71,500	54,534	-	-	126,034
William P. Greubel	-	319,673	263,873	347,827 [(4)]	931,373
Martin C. Jischke	83,500	54.534	-	-	138,034
J.D. (Jim) Kelly	64,000	45,008	-	-	109,008
Stephanie K. Kushner	86,000	54,534	-	3,440 [(5)]	143,974
Larry J. Magee	86,000	54,534	-	3,440 [(5)]	143,974
Scott K. Sorensen	78,000	54,534	-	-	132,534
Ronald L. Stewart	72,000	54,534	-	2,880 [(5)]	129,414

(1) Directors are entitled to defer a portion of their cash compensation pursuant to our Non-Qualified Deferred Compensation Plan, whose material terms are described in the narrative preceding the *Non-Qualified Deferred Compensation Table* in the Executive Compensation section below.

(2) Amounts represent the dollar amount recognized for financial statement reporting purposes for each director during 2007, as computed in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 123(R), "Share-based Payments," which we refer to as FAS 123(R), and, in the case of Mr. Greubel, disregarding estimates based on service-based vesting conditions . See Note 9 to the consolidated financial statements in our Annual Report for the year ended December 31, 2007 regarding assumptions underlying the valuation of equity awards.

Non-employee directors were awarded annual stock compensation on May 24, 2007, which amounted to 3,087 shares that were then granted on June 8, 2007 with a grant date fair market value of $14.58 per share, for an aggregate grant date fair market value of $45,008. Mr. Greubel did not receive any stock awards in 2007.

The 2007 stock awards were fully vested at the date of grant. As of December 31, 2007, the aggregate numbers of vested and unvested stock awards outstanding for each of our directors, other than Mr. Giromini, were as follows:

	Vested	Unvested
David C. Burdakin	15,339	500
William P. Greubel	5,243	51,027
Martin C. Jischke	15,339	500
J.D. (Jim) Kelly	5,772	-
Stephanie K. Kushner	8,963	500
Larry J. Magee	7,302	500
Scott K. Sorensen	7,202	500
Ronald L. Stewart	8,388	500

(3) Amounts represent the compensation expense recognized by the Company for Mr. Greubel during 2007, as computed in accordance with FAS 123(R), other than disregarding estimates based on service-based vesting conditions. See Note 9 to the consolidated financial statements in the Company's Annual Report for the year ended December 31, 2007 regarding assumptions underlying valuation of equity awards. Mr. Greubel did not receive any stock option awards in 2007. At December 31, 2007, Mr. Greubel held 348,793 vested options, and 20,750 unvested options.

(4) Under his executive director agreement, Mr. Greubel is entitled to receive an annual base salary of $280,000 and is eligible for an annual incentive bonus targeted at 40% of his base salary and which may range from 0% to 80% of base salary. The agreement also entitles Mr. Greubel to continue to participate in our executive benefit programs and to continue to participate in our executive life insurance program, which requires that we purchase and maintain a life insurance policy and provide Mr. Greubel with an interest in the death benefit. Mr. Greubel is responsible for taxes on the income imputed in connection with the life insurance policy under Internal Revenue Service rules. Upon termination of employment, the life insurance policy will be assigned to Mr. Greubel or his beneficiary. In 2007, Mr. Greubel received $280,000 in base salary, no annual incentive bonus, and $67,827 of other compensation, which includes $12,247 in matching contributions under our Non-Qualified Deferred Compensation Plan whose material terms are described in the narrative preceding the *Non-Qualified Deferred Compensation Table* in the Executive Compensation section below, $43,928 pursuant to our executive life insurance program, payments with respect to our 401(k) plan and miscellaneous compensation or perquisites.

The executive director agreement with Mr. Greubel also provides that if his employment is terminated by us without cause or by Mr. Greubel for good reason, which is defined generally as breaches of the agreement by us that remain uncured, our dissolution or the filing of a bankruptcy petition, we shall: (a) continue to pay Mr. Greubel his base salary through January 1, 2009; (b) continue to pay for the executive life insurance program through January 1, 2009; and (c) at our election, either continue through January 1, 2009 Mr. Greubel's coverage under our health, dental, and life insurance plans (pursuant to the terms and conditions of the applicable benefits plans and policies) or pay to him a lump sum payment equal to the premiums that we would have paid had we continued such coverage. In addition, if Mr. Greubel's employment is terminated for any reason other than by us for cause or by him without good reason and provided that he continues to comply fully with his non-solicitation, non-disclosure and non-compete obligations, then: (x) any unvested equity awards held by Mr. Greubel shall continue to vest when they are otherwise scheduled to vest; and (y) any vested equity awards held by Mr. Greubel and any equity awards that vest thereafter shall be exercisable for up to 4 years following his last day of employment. In the event that any payment to Mr. Greubel becomes subject to the excise tax imposed by Section 4999 of the Internal Revenue Code or any interest or penalties with respect to such excise tax, including any additional excise tax, interest or penalties imposed on the restorative payment, requires that we make an additional restorative payment to Mr. Greubel that will fund the payment of such taxes, interest and penalties.

(5) Amounts represent our matching contributions on amounts deferred by the director under our Non-Qualified Deferred Compensation Plan.

Stock Ownership Guidelines. Each non-employee director is required to beneficially own that number of shares of our common stock with an aggregate value equal to five times the amount of the annual cash retainer for non-employee directors within five years after he or she first becomes a director, and to continue to beneficially own at least this number of shares for as long as he or she serves as a director. As of December 31, 2007, all directors, with the exception of Dr. Jischke and Mr. Burdakin, were in compliance with the guidelines. Dr. Jischke and Mr. Burdakin owned 15,839 shares of Company common stock on December 31, 2007. They have each historically been in compliance with the Stock Ownership Guidelines and neither director has disposed of granted stock. The non-compliance results from the December 31, 2007 price for the Company's common stock, which adversely affected the overall value of their holdings. Mr. Burdakin is not standing for re-election. If Dr. Jischke is re-elected as a director in 2008, the equity portion of his retainer will likely, once again, place him in compliance with the Stock Ownership Guidelines.

Other. The Company reimburses all directors for travel and other reasonable, necessary business expenses incurred in the performance of their services for the Company and extends coverage to them under the Company's travel accident and directors' and officers' liability insurance policies. In addition, the Company allocates to each director an annual allowance of $5,000 to reimburse costs associated with attending continuing education courses related to Board of Directors' service.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our directors, executive officers and 10% stockholders to file reports of ownership of our equity securities. To our knowledge, based solely on review of the copies of such reports furnished to us related to the year ended December 31, 2007, all such reports were made on a timely basis, except for the Forms 4 for each of our non-employee directors reporting annual director compensation grants, the sale of stock by Mr. Bruce N. Ewald, Senior Vice President of Sales and Marketing, related to his March 21, 2007 sale of stock for tax purposes upon vesting of an equity grant reported on Form 4 dated February 8, 2008, the sale of stock by Mr. Giromini related to his May 21, 2007 sale of stock for tax purposes upon vesting of an equity grant reported on Form 4 dated February 8, 2008, and the sale of stock by Mr. Timothy J. Monahan related to his May 21, 2007 sale of stock for tax purposes upon vesting of an equity grant reported on Form 4 dated February 8, 2008.

Beneficial Ownership of Common Stock

The following table sets forth certain information as of April 1, 2008 (unless otherwise specified), with respect to the beneficial ownership of our Common Stock by each person who is known to own beneficially more than 5% of the outstanding shares of Common Stock, each person currently serving as a director, each nominee for director, each named executive officer (as defined below), and all directors and executive officers as a group:

NAME AND ADDRESS OF BENEFICIAL OWNER	SHARES OF COMMON STOCK BENEFICIALLY OWNED (1)	PERCENT OF CLASS
Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403	4,129,900 (2)	13.45%
Tontine Capital Management, L.L.C. and affiliates 55 Railroad Avenue, 3rd Floor Greenwich, CT 06830	3,628,000 (3)	11.81%
Goldman Sachs Asset Management, L.P. 32 Old Slip New York, NY 10005	3,585,012 (4)	11.67%
BlackRock, Inc. and affiliates 40 East 52nd Street New York, NY 10022	2,171,807 (5)	7.07%
Dimensional Fund Advisors LP 1299 Ocean Avenue Santa Monica, CA 90401	2,145,083 (6)	6.99%
Barclays Global Investors, N.A. and affiliates	1,598,882 (7)	5.21%
David C. Burdakin	15,839	*
Rodney P. Ehrlich	98,408 (8)	*
Bruce N. Ewald	63,495 (9)	*
Richard J. Giromini	358,806 (10)	1.17%
William P. Greubel	445,063 (11)	1.45%
Martin C. Jischke	15,839	*
J.D. (Jim) Kelly	5,772	*
Stephanie K. Kushner	9,463	*
Larry J. Magee	8,802	*
Timothy J. Monahan	72,741 (12)	*
Robert J. Smith	71,357 (13)	*
Scott K. Sorensen	7,702	*
Ronald L. Stewart	8,888	*
All executive officers and directors as a group (15 persons)	1,239,682 (14)	4.04%

* Less than one percent

(1) Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of Common Stock subject to options or warrants currently exercisable or exercisable within 60 days of April 1, 2008 are deemed outstanding for purposes of computing the percentage ownership of the person holding such options, but are not deemed outstanding for purposes of computing the percentage ownership of any other person. Except where indicated otherwise, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.

(2) Based solely on a Schedule 13G/A filed January 24, 2008 on behalf of Franklin Resources, Inc. ("Franklin"). These shares of common stock are beneficially owned by one or more open- or closed-end investment companies or other managed accounts that are investment management clients of investment managers that are direct and indirect subsidiaries, each, an "Investment Management Subsidiary" and, collectively, the "Investment Management Subsidiaries" of Franklin, including the Investment Management Subsidiary Franklin Advisory Services, LLC ("FAS"). Investment management contracts grant to the Investment Management Subsidiaries all investment and/or voting power over the securities owned by such investment management clients, unless otherwise noted. Therefore, for purposes of Rule 13d-3 under the Act, the Investment Management Subsidiaries may be deemed to be the beneficial owners of the Securities.

Proxy Statement

Charles B. Johnson and Rupert H. Johnson, Jr. (the "Principal Shareholders") each own in excess of 10% of the outstanding common stock of FRI and are the principal stockholders of Franklin. Franklin and the Principal Shareholders may be deemed to be, for purposes of Rule 13d-3 under the Act, the beneficial owners of securities held by persons and entities for whom or for which Franklin subsidiaries provide investment management services. Franklin, the Principal Shareholders and each of the Investment Management Subsidiaries disclaim any pecuniary interest in any of the Securities.

Franklin, the Principal Shareholders, and each of the Investment Management Subsidiaries believe that they are not a "group" within the meaning of Rule 13d-5 under the Act and believe that they are not otherwise required to attribute to each other the beneficial ownership of the Securities held by any of them or by any persons or entities for whom or for which FRI subsidiaries provide investment management services.

(3) Based solely on a Schedule 13G/A filed February 12, 2008 by Mr. Jeffrey L. Gendell, individually, and as managing member of Tontine Capital Management, L.L.C. ("TCM"), a Delaware limited liability company, the general partner of Tontine Capital Partners, L.P. ("TCP"), a Delaware limited partnership. Mr. Gendell is also the managing member of Tontine Overseas Associates, L.L.C. ("TOA"), a Delaware limited liability company, the investment manager to Tontine Capital Overseas Master Fund, L.P. ("TCO"), a Cayman Islands partnership.

TOA reported beneficial ownership of, shared power to vote or direct the vote of, and shared power to dispose of or direct the disposition of 877,500 shares of common stock.

TCP reported beneficial ownership of, shared power to vote or direct the vote of, and shared power to dispose of or direct the disposition of 2,750,500 shares of common stock.

TCM reported beneficial ownership of, shared power to vote or direct the vote of, and shared power to dispose of or direct the disposition of 2,750,500 shares of common stock.

Mr. Gendell reported beneficial ownership of, shared power to vote or direct the vote of, and shared power to dispose of or direct the disposition of 3,628,000 shares of common stock.

(4) Based solely on a Schedule 13G/A filed January 22, 2008. Goldman Sachs Asset Management, L.P. has sole voting power with respect to 3,246,802 of the shares, and has sole dispositive power with respect to all 3,585,012 shares.

(5) Based solely on a Schedule 13G/A filed February 8, 2008 filed jointly on behalf of its investment advisory subsidiaries BlackRock Advisors LLC, BlackRock Investment Management LLC and BlackRock (Channel Islands) Ltd (collectively the "Investment Management Subsidiaries"). The Investment Management Subsidiaries are investment advisors that hold reported shares. Master Value Opportunities Trust has shared voting and dispositive power with respect to 1,694,700 of the shares.

(6) Based solely on a Schedule 13G filed February 6, 2008. Dimensional Fund Advisors LP (formerly, Dimensional Fund Advisors Inc.) ("Dimensional"), an investment advisor registered under the Investment Company Act of 1940, furnishes investment advice to four investment companies registered under the Investment Company Act of 1940, and serves as investment manager to certain other commingled group trusts and separate accounts. These investment companies, trusts and accounts are the "Funds." In its role as investment advisor or manager, Dimensional possess investment and/or voting power over the securities that are owned by the Funds, and may be deemed to be the beneficial owner of the shares held by the Funds. However, all securities reported in the Schedule 13/G are owned by the Funds. Dimensional disclaims beneficial ownership of such securities.

(7) Based solely on a Schedule 13G filed January 10, 2008. Addresses are: Barclays Global Investors, NA ("Barclays Investors") and Barclays Global Fund Advisors ("Barclays Fund Advisors"), 45 Fremont Street, San Francisco CA 94105; Barclays Global Investors, Ltd. ("Barclays Investors Ltd."), Murray House, 1 Royal Mint Court, London, EC3N 4HH; Barclays Global Investors Japan Trust and Banking Company Limited ("Barclays Japan Trust") and Barclays Global Investors Japan Limited ("Barclays Investors Japan"), Ebisu Prime Square Tower 8th Floor, 1-1-39 Hiroo Shibuya-Ku, Tokyo 150-8402 Japan; Barclays Global Investors Canada Limited ("Barclays Investors Canada"), Brookfield Place, 161 Bay Street, Suite 2500, PO Box 614, Toronto, Canada, Ontario M5J 2S1; Barclays Global Investors Australia Limited ("Barclays Investors Australia"), Level 43, Grosvenor Place, 225 George Street, PO Box N43, Sydney, Australia NSW 1220; Barclays Global Investors (Deutschland) AG ("Barclays Investors Deutschland"), Apianstrasse 6, D-85774, Unterfohring, Germany. As of December 31, 2007, the Schedule 13G indicates: Barclays Investors has sole voting power as to 486,715 shares and sole dispositive power as to 627,944 shares; Barclays Fund Advisors has sole voting power as to 685,695 shares and sole dispositive power as to 939,837 shares; Barclays Investors Ltd. has sole dispositive power as to 31,101 shares; and, Barclays Japan Trust, Barclays Investors Japan, Barclays Investors Canada, Barclays Investors Australia, and Barclays Investors Deutschland have sole voting power and sole dispositive power as to 0 shares.

(8) Includes options held by Mr. Ehrlich to purchase 48,347 shares that are currently, or will be within 60 days of April 1, 2008, exercisable. Includes 14,000 shares held by a trust of which Mr. Ehrlich's spouse is the sole trustee and 6,011 shares held by a trust of which Mr. Ehrlich is the sole trustee.

(9) Includes options held by Mr. Ewald to purchase 26,433 shares that are currently, or will be within 60 days of April 1, 2008, exercisable.

(10) Includes options held by Mr. Giromini to purchase 165,933 shares that are currently, or will be within 60 days of April 1, 2008, exercisable.

(11) Includes options held by Mr. Greubel to purchase 348,793 shares that are currently, or will be within 60 days of April 1, 2008, exercisable.

(12) Includes options held by Mr. Monahan to purchase 34,550 shares that are currently, or will be within 60 days of April 1, 2008, exercisable.

(13) Includes options held by Mr. Smith to purchase 30,927 shares that are currently, or will be within 60 days of April 1, 2008, exercisable.

(14) Includes options held by our executive officers and directors to purchase an aggregate of 674,056 shares that are currently, or will be within 60 days of April 1, 2008, exercisable.

Executive Compensation

Compensation Discussion and Analysis

The following compensation discussion and analysis provides information regarding the objectives and elements of our compensation philosophy and policies for the compensation of our Chief Executive Officer, Mr. Giromini, Chief Financial Officer, Mr. Smith, and our three other most highly-compensated executive officers in 2007, Messrs. Ehrlich, Ewald and Monahan, our Senior Vice President — Chief Technology Officer, Senior Vice President — Sales and Marketing, and Senior Vice President — Human Resources, respectively. We refer to these five individuals collectively as our Named Executive Officers, or NEOs.

The Compensation Committee is responsible for implementing our executive compensation policies and programs and works closely with management, in particular our Senior Vice President of Human Resources. To assist in identifying appropriate levels of compensation, the Compensation Committee has historically engaged a compensation consultant. In 2007, the Committee engaged Towers Perrin. More information on the Committee's processes and procedures can be found above in "Compensation Committee."

Philosophy and Objectives of Wabash National Compensation Programs

Overview

Our overall compensation philosophy is to provide compensation packages to our executives, including our NEOs, that are competitive with those of executives of similar status in the transportation industry while at the same time keeping our compensation program equitable and straightforward in structure.

- *Equitable treatment of our executives.* We strive to provide levels of compensation that are equitable on both internal and external measures, and we want our executives to feel that their compensation is comparable to others similarly situated both within and outside of our Company. All of our full-time, salaried employees, including NEOs, are on a grade scale, so that employees with comparable levels of responsibility and contributions to the Company have comparable levels of compensation. We also use competitive market assessments for our compensation decisions, as discussed below.
- *Straightforward structure.* In structuring our compensation policies and practices, we seek to minimize the complexity of the program, maximize our executives' understanding of the elements of compensation and provide compensation that is easily comparable to other opportunities in the market. We believe that a compensation program that is easy to understand fosters an equitable work environment.

While we provide a framework for compensation, we believe that the Compensation Committee must have the flexibility needed to attract and retain qualified candidates, as well as recognize individual contributions or performance over and above that which is expected.

In implementing this philosophy, we award compensation to meet our three principle objectives: aligning executive compensation with our Company's annual and long-term performance goals, using equity-based awards to align executive and stockholder interests, and setting compensation at levels that assist us in attracting and retaining qualified executives.

Reflect Annual Performance Goals

As part of our executive compensation program, we reward the achievement, and surpassing, of corporate goals. Our short-term incentive program is designed to reward participants for the achievement of annual financial and personal performance goals by providing cash awards that are paid if annual financial goals are met and personal performance meets expectations. We believe that the use of performance goals provide our executives with an equitable message that when the Company does well, so do they. Similarly, because a significant portion of awards are tied to Company-wide goals, all of the participants in the plan are rewarded for superior Company performance. We also believe that the use of the performance goals we select helps us to have a straightforward structure because our executives can monitor Company performance and correlate their awards to improved Company operations and performance.

Utilize Equity-Based Awards

Our compensation program uses equity-based awards to provide our executives with a direct incentive to seek increased stockholder returns. Our stockholders receive value when our stock price increases, and by using equity-based awards our executives also receive increased value when our stock price increases. We believe that equity-based awards are an important part of an equitable structure because it is fair to our executives and to the Company that the level of rewards for our executives increase and decrease based on the return to stockholders. Similarly, equity-based awards represent our philosophy of having a straightforward structure by reminding executives that one of the best measures of long-term corporate success is increased stockholder value.

Attract and Retain Qualified Executives

We believe that the availability of qualified executive talent is limited and have designed our compensation program to help us attract qualified candidates by providing compensation that is competitive within the transportation industry and the broader market for executive talent. Perhaps more importantly, we believe that the design of our compensation program is important in helping us to keep the qualified executives we currently have.

Competitive Market Assessment

To assist in identifying and determining appropriate levels of compensation, the Compensation Committee considered Towers Perrin's competitive market assessment. The assessment provided historical information and analysis on base salary, total cash compensation, target bonus percentages, annualized expected values of long-term incentives and total direct compensation for our NEOs. The assessment compared the compensation packages for the NEOs, other than Mr. Ehrlich for whom comparable data was not available due to the unique nature of his duties and responsibilities, to a size-based sample from general industry and a size-adjusted durable goods manufacturing sample.

In reviewing the competitive market data provided by Towers Perrin, the Compensation Committee has not historically, and did not in 2007, specifically "benchmark," or target to pay a certain percentage or level of compensation to the NEOs. Instead, the Committee considered this information as an additional factor in setting pay levels and amounts. Consistent with our compensation objectives, the Compensation Committee retains the flexibility to also consider subjective factors. The Committee realizes that competitive alternatives vary from individual to individual and may extend beyond equivalent positions in our industry or at other publicly-traded or similarly-situated companies. The Committee considered subjective factors such as each executive's contributions to our corporate performance, complexity and importance of role and responsibilities, cost of living adjustments, position tenure, and leadership and growth potential. When determining long-term incentive compensation, the Compensation Committee also considers the cost of the plan to the Company and the availability of shares under our equity plans.

Elements of Compensation

Base Salary

We believe that it is a necessity to provide our executives with a portion of compensation that is fixed and liquid, and we do this through base salaries. In addition, the Compensation Committee's decisions on base salaries impact our short-term incentive plan because target awards are designed as multiples of base salary.

As discussed above, the Compensation Committee reviews competitive market assessments provided by Towers Perrin when setting base salaries and generally looks to the median of the salaries covered by the assessment as the starting point of this review. The Compensation Committee also considers "internal equity" and compares base salaries among all of our executive officers as part of our efforts to provide equitable levels of compensation both internally and externally.

Short-Term Incentive Plan

Our short-term incentive plan is designed to reward participants for meeting or exceeding financial and personal performance over the course of a calendar year, and in addition to our NEOs, it is available to other executives and key associates. If short-term incentive plan targets are met, participants receive a cash bonus. The short-term incentive plan motivates our NEOs to achieve goals that we believe are consistent with our current overall goals and strategic direction. We believe that achievement of these current overall goals and strategic direction will translate into long-term success for the Company and increased stockholder value.

In 2007, for our NEOs other than Mr. Giromini, 80% of the target bonus under the short-term incentive plan was based on achieving financial goals of operating income and working capital, and 20% was based on the Compensation Committee's and Mr. Giromini's subjective assessment of their performance during the year. Mr. Giromini's target bonus was 100% tied to achievement of the financial goals, operating income and working capital. . For the purpose of calculating the financial portion of the short-term incentive plan, operating working capital was determined by dividing net working capital by annual sales, while net working capital is calculated as the sum of accounts receivable and inventory less accounts payable, and all measures are calculated by averaging the results of each calculation for the prior 13 months.

We believe that operating income was an appropriate measure for short-term incentive plan awards because we believe that it is the most direct and appropriate measure to reflect our NEOs efforts to achieve profitability and short-term performance. Similarly, we believe that working capital is an appropriate measure for short-term incentive plan awards because it directly reflects the efforts of our employees to achieve improved operational performance. The overall effect of this is the selection of metrics and targets that are easy to understand. The 20% of the short-term incentive plan that is based on individual performances furthers our philosophy of having flexibility to reward an individual's performance.

In 2007, we changed our incentive plan to decouple the payment of the personal performance portion of the short-term incentive plan from the financial performance portion. We determined it was appropriate to decouple these measures to be able to reward executives for success in areas of our business that were within their control, and to recognize that executives can have significant and positive impacts even when our financial performance targets are not met. Notwithstanding that determination, we still limited the personal performance portion of the award to only 20% of the target bonus to take into account that the overall success of our company is the most important measure. Because of Mr. Giromini's role as our Chief Executive Officer and his responsibility for our company as a whole, we determined that it was appropriate that his short-term incentive award be tied exclusively to overall company measures. As a result, in 2007 Mr. Giromini's short-term incentive bonus was based solely on financial measures — 80% for the operating income measure and 20% for the operating working capital measure.

The 2007 short-term incentive plan included a range from 50% to 200% of the financial portion of the target bonus based on corporate performance, with 50% paid at 60% of target, 100% paid at 100% of target and 200% paid at 150% of target, with amounts in between each level of performance interpolated accordingly. The target bonus under the short-term incentive plan was, as a percentage of each individual's base salary, 80% for Mr. Giromini, 50% for Mr. Smith, and 45% for Messrs. Ehrlich, Ewald and Monahan. The Compensation Committee considered the competitive analysis received from Towers Perrin in determining each NEO's target bonus opportunity for 2007, other than Mr. Giromini, whose incentive opportunity was set in his negotiated employment agreement.

In 2007, we did not achieve the threshold for payments under the financial portion of the plan. Consequently, no payments were made to our NEOs for the financial portion of the plan and thus no award was made to Mr. Giromini. The Compensation Committee determined to make awards to each NEO, other than Mr. Giromini, for the personal performance portion of the plan. In determining the size of each NEO's short-term incentive plan award that relates to personal performance, the Compensation Committee reviewed each NEO's contributions to achievement of our corporate goals, their performance managing and leading the Company, and the Compensation Committee's view on the retention benefits of making these awards. Based on its subjective review and assessment, Mr. Smith received an incentive cash award of $36,000, and Messrs. Ehrlich, Ewald and Monahan each received incentive cash awards of $30,000.

Long-Term Incentive Plan

Our long-term incentive plan, or LTI Plan, is designed to reward our executives, including NEOs, for increasing stockholder value. As described above, we believe that a portion of executive compensation should be in the form of equity awards to align the interests of our executives and our stockholders. The LTI Plan consists of grants of two types of equity awards: stock options that vest equally over three years and restricted stock that vests in total at the end of three years, each based on the continued employment of the officer.

As mentioned above, under the LTI Plan, each NEO's long-term incentive award target is generally established based on a percentage of the salary range midpoint from the competitive market assessment. To determine the size of the awards to be made, we multiply the respective NEO's midpoint by the target LTI percentage from the competitive market assessment for that range. In 2007, it was 160% of midpoint for Mr. Giromini, 100% for Mr. Smith, and 80% of midpoint for our other NEOs.

Historically, we utilized binomial valuations of stock options and restricted shares to determine the numbers of each required to deliver the targeted dollar value. To manage dilution concerns, as well as to provide a more straightforward method of calculating our LTI awards, consistent with our compensation objectives, we determined the number of shares of restricted stock to award by dividing half of the target award value by the share price on the date of grant. We then awarded an equal number of options. The actual awards granted were reduced from the initial targeted award values in order to reduce the "burn rate" of the shares that are available under the 2007 Omnibus Incentive Plan to take into account our desire to use those shares over a three-year period.

The Company believes that the two types of equity awards in the LTI Plan were appropriate and provided the proper incentives for executives to remain with the Company while executing our strategic growth plans. Because 50% of each award in 2007 was composed of options that require an increase in stock price to have value to the NEO, a significant portion of the LTI Plan award is tied to stockholder returns. We concluded that solely relying on an increased stock price would not be sufficient for achieving the purposes of our long-term incentive plan. While stock price can be an indicator of corporate success, outside factors can cause the stock price to rise or fall regardless of the level of performance. Accordingly, we believe that the utilization of restricted stock is appropriate given the expectations of our executives based on our historical practices, the marketplace for executive talent, their impact on retention and the cyclical nature of our business.

Equity Grant Practices

Grants of equity awards are generally made to our executives, including NEOs, at one time each year pursuant to the LTI Plan. As discussed above, the Compensation Committee typically reviews and approves awards and award levels under the LTI Plan in February of each year in conjunction with regularly scheduled meetings of the Compensation Committee and Board of Directors. Subsequent to the Compensation Committee approval, equity awards for executives are subject to approval by the full Board of Directors. In 2007, awards under the LTI Plan were not made until after our 2007 Annual Meeting of Stockholders in May 2007, at which time our stockholders approved our new 2007 Omnibus Incentive Plan. While most of our option awards are made during that time period, we occasionally make grants of options to executives at other times, including in connection with the initial hiring of a new officer or a promotion. We do not have any specific program, plan or practice related to time equity award grants to executives in coordination with the release of non-public information.

Beginning September 24, 2007, Mr. Giromini, who also serves as a director of the Company, has the authority to grant awards under the 2007 Omnibus Incentive Plan to Company employees who are not officers or directors of the Company. Only Mr. Giromini has the authority to grant equity awards, such as inducement grants, within prescribed parameters — no other executive officer has the authority to grant such awards.

All options are granted with an exercise price equal to the closing market price on the date of grant. The date of grant for our equity awards is set by the Board of Directors and is a date that is on or after the Board action approving and ratifying the awards. We have never engaged in a practice of back-dating equity awards.

Stock Ownership Guidelines

In February 2005, we adopted stock ownership guidelines for our executive officers, including our NEOs. These guidelines are designed to encourage our executive officers to increase their equity stake in the Company and more closely align their interests with those of other stockholders. The stock ownership guidelines provide that within five years of adoption of the guidelines, the executive officer is required to own a number of shares roughly equivalent to what was then three times the executive's salary, or five times in the case of Mr. Giromini. Being within five years of adoption, our NEOs are not currently required to meet the guidelines.

Our insider trading policy prohibits our executive officers, including our NEOs, from engaging in selling short our Common Stock or engaging in hedging or offsetting transactions regarding our Common Stock.

Post-Termination Compensation

Severance and Change-in-Control Agreements

In 2007, we did not have employment or severance agreements with any of our NEOs, other than an employment agreement with Mr. Giromini.

Mr. Giromini's agreement provides for payments and other benefits if his employment terminates based upon certain qualifying events, such as termination "without cause" or leaving employment for "good reason." The Board believed these terms, which were negotiated when Mr. Giromini was initially hired, were necessary to hire Mr. Giromini and were consistent with industry practice.

We also have instituted a change-in-control policy applicable to a number of our senior executive officers, including Messrs. Giromini, Smith, Ewald and Monahan. We determined that this policy was appropriate based on the prevalence of similar policies within our industry, as well as the dynamic nature of the business environment in which we operate. We also believe the change-in-control policy, similar to the severance provisions of Mr. Giromini's employment agreement, is an appropriate tool to motivate executive officers to exhibit the proper behavior when considering potential business opportunities. By defining compensation and benefits payable under various merger and acquisition scenarios, change-in-control agreements enable the NEOs to set aside personal financial and career objectives and focus on maximizing stockholder value. These agreements help to minimize distractions such as the officer's concern about what may happen to his or her position, and help to keep the officer objective in analyzing opportunities that may arise. Furthermore, they ensure continuity of the leadership team at a time when business continuity is of paramount concern. Under the terms of his employment agreement as amended in January 2007, Mr. Giromini will receive the greater of the benefits pursuant to our change-in-control policy or his employment agreement, but not both.

Additional information regarding these provisions, including a definition of key terms and a quantification of benefits that would be received assuming a triggering event on December 31, 2007, is set forth below under the heading "Potential Payments upon Termination or Change-in-Control."

Executive Severance Plan

We have adopted an Executive Severance Plan that provides for severance benefits for our officers, including our NEOs, in the event we terminate their employment without cause. Under the plan, in the absence of an employment agreement providing for superior benefits, our executives are eligible for a severance payment equal to the executive's base salary for a period of one month or, if the executive executes a general release, for a period up to 18 months. In addition to the severance payment, our NEOs are entitled to a lump sum amount to cover post-termination healthcare premiums for the duration of the severance period. We determined this plan was appropriate based on the prevalence of similar plans within our industry and its importance in attracting and retaining qualified executives. For a quantification of the benefits that would be received assuming termination of eligible NEOs on December 31, 2007, see the heading "Potential Payments upon Termination or Change-in-Control" below.

Deferred Compensation Plan

We sponsor a non-qualified, unfunded deferred compensation plan that allows our directors and eligible highly-compensated employees, including the NEOs, to voluntarily elect to defer certain forms of compensation prior to the compensation being earned and vested. We make this opportunity available to our highly-compensated employees as a financial planning tool and as an additional method to save for retirement. Deferrals by executive officers generally result in the deferral of our obligation to make cash payments or issue shares of our Common Stock to those executive officers. Executive officers do not receive preferential earnings on their deferred compensation. As a result, we do not view earnings received on contributions to the deferred compensation plan as providing executives with additional compensation. Participants in the Deferred Compensation Plan are general creditors of the Company. See the *Non-qualified Deferred Compensation Table* below for additional information.

Executive Life Insurance Program

Pursuant to the terms of his employment agreement, we maintain a life insurance policy on Mr. Giromini. We have purchased and maintain this policy but provide Mr. Giromini with an interest in the death benefit. Mr. Giromini is responsible for taxes on the income imputed in connection with this agreement under Internal Revenue Service rules. Upon termination of employment, the life insurance policy will be assigned to Mr. Giromini or his beneficiary. This was a negotiated benefit entered into when Mr. Giromini began employment with the Company.

Deductibility Cap on Executive Compensation

Under Section 162(m) of the Internal Revenue Code of 1986, as amended, and applicable Treasury regulations, no tax deduction is allowed for annual compensation in excess of $1,000,000 to the NEOs (other than Mr. Smith, our Chief Financial Officer) listed in the *Summary Compensation Table* below. However, performance-based compensation, as defined in the tax law, is fully deductible if the programs, among other requirements, are approved by stockholders, the compensation is payable only upon attainment of pre-established, objective performance goals and the board committee that establishes such goals consists only of "outside directors" as defined for purposes of Section 162(m). For 2007, all of the members of the Compensation Committee qualified as "outside directors." Our policy is to qualify our incentive compensation programs for full corporate deductibility to the extent feasible and consistent with our overall compensation goals.

Compensation Committee Report

The Compensation Committee reviewed and discussed with management the Compensation Discussion and Analysis set forth in this Proxy Statement. Based on the review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and in the Wabash National Corporation Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (including through incorporation by reference to this Proxy Statement).

COMPENSATION COMMITTEE

David C. Burdakin
Martin C. Jischke
J.D. (Jim) Kelly
Stephanie K. Kushner
Larry J. Magee
Scott K. Sorensen
Ronald L. Stewart

Compensation Committee Interlocks and Insider Participation

The Compensation Committee of the Board of Directors in 2007 consisted of Dr. Jischke, Ms. Kushner, and Messrs. Burdakin, Kelly, Magee, Sorensen and Stewart. None of these individuals is currently, or has ever been, an officer or employee of Wabash or any of our subsidiaries. In addition, during 2007, none of our executive officers served as a member of a board of directors or on the compensation committee of any other entity that had an executive officer serving on our Board of Directors or on our Compensation Committee.

Summary Compensation Table for the Year Ended December 31, 2007

The following table summarizes the compensation of the NEOs for the year ended December 31, 2007 and for the year ended December 31, 2006. The NEOs are the Company's Chief Executive Officer, Chief Financial Officer, and the three other most highly compensated executive officers in 2007 as determined by taking the total compensation calculated pursuant to the table below.

Name and Principal Position	Year	Salary ($)	Non-Equity Incentive Plan Compensation [1] ($)	Stock Awards [2] ($)	Option Awards [2] ($)	All Other Compensation [3] ($)	Total ($)
RICHARD J. GIROMINI	2007	620,000	-	233,233	226,946	56,985	1,137,164
President, Chief Executive Officer [4]	2006	451,000	-	138,972	103,817	46,756	740,545
ROBERT J. SMITH	2007	300,000	36,000	87,874	101,300	27,210	552,384
Senior Vice President — Chief Financial Officer	2006	292,615	-	74,637	68,970	24,333	460,555
RODNEY P. EHRLICH	2007	293,668	30,000	86,339	77,990	26,224	514,221
Senior Vice President — Chief Technology Officer	2006	285,057	-	72,386	52,095	23,843	433,381
BRUCE N. EWALD	2007	264,217	30,000	91,344	75,493	22,059	483,113
Senior Vice President — Sales and Marketing	2006	253,270	-	181,200	56,512	74,353	565,335
TIMOTHY J. MONAHAN	2007	251,231	30,000	87,089	81,907	22,959	473,186
Senior Vice President — Human Resources							

(1) Amounts reflected in this column reflect the personal components of the Short-Term Incentive Plan paid to qualifying NEOs. For additional information on our Short-Term Incentive Plan structure in 2007, see the Compensation Discussion and Analysis and the Grants of Plan-Based Awards Table below.

(2) Amounts represent the compensation expense recognized by the Company for each NEO during 2007, as computed in accordance with FAS 123(R), other than disregarding estimates based on service-based vesting conditions. See Note 9 to the consolidated financial statements in the Company's Annual Report for the year ended December 31, 2007 regarding assumptions underlying valuation of equity awards.

(3) Amounts in this column consist of: (i) payments with respect to our 401(k) Plan; (ii) matching contributions under our Non-Qualified Deferred Compensation Plan (NQP); (iii) payments with respect to term life insurance for the benefit of the respective officer; (iv) payments with respect to the Executive Life Insurance Plan; (v) for Mr. Ewald, in 2006, reimbursement of relocation expenses, including a related tax gross-up, and tax accounting services; and (vi) miscellaneous compensation or perquisites. These amounts for 2007 include:

Name	NQP Match ($)	Executive Life Insurance Plan ($)
Richard J. Giromini	25,431	20,602 [a]
Robert J. Smith	13,828	-
Rodney P. Ehrlich	12,947	-
Bruce N. Ewald	10,569	-
Timothy J. Monahan	10,403	-

(a) Mr. Giromini is provided with a stipend to pay for a universal life insurance policy. The premium paid was $12,167 with a tax gross up of $8,435.

(4) As of January 1, 2007, Mr. Giromini was elevated to the position of President, Chief Executive Officer. Previously, he held the position of President, Chief Operating Officer.

Proxy Statement

Grants of Plan-Based Awards for the Year Ended December 31, 2007

Name	Grant Date [1]	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards [2] Threshold ($) (50)%	Target ($) (100)%	Maximum ($) (200%)	All Other Stock Awards: Number of Shares of Stock or Units [3] (#)	All Other Option Awards: Number of Securities Underlying Options [4] (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards [5] ($)
Richard J. Giromini	5/24/2007	248,000	496,000	992,000	-	-	-	-
	5/24/2007	-	-	-	40,000	-	-	567,600
	5/24/2007	-	-	-	-	90,000	14.19	631,800
Robert J. Smith	5/24/2007	75,000	150,000	300,000	-	-	-	-
	5/24/2007	-	-	-	8,000	-	-	113,520
	5/24/2007	-	-	-	-	20,000	14.19	140,400
Rodney P. Ehrlich	5/24/2007	66,375	132,760	265,500	-	-	-	-
	5/24/2007	-	-	-	8,000	-	-	113,520
	5/24/2007	-	-	-	-	18,000	14.19	126,360
Bruce N. Ewald	5/24/2007	59,850	119,700	239,400	-	-	-	-
	5/24/2007	-	-	-	12,000	-	-	170,280
	5/24/2007	-	-	-	-	27,000	14.19	189,540
Timothy J. Monahan	5/24/2007	56,925	113,850	227,700	-	-	-	-
	5/24/2007	-	-	-	12,000	-	-	170,280
	5/24/2007	-	-	-	-	27,000	14.19	189,540

(1) As discussed under "Equity Grant Practices" in the Compensation Discussion and Analysis above, the grant date of equity awards is set by our Board of Directors and is a date that is on or after the Board of Directors or Compensation Committee action approving or ratifying the award.

(2) These columns show the range of cash payouts targeted for 2007 performance under our Short-Term Incentive Plan as described in the section titled "Short Term Incentive Plan" in the Compensation Discussion and Analysis. In 2007, the threshold set for the financial targets was not met, so no payments listed in this section were paid. Consistent with the discussion in the Compensation Discussion and Analysis section, and as shown in the Summary Compensation Table in the "Non-Equity Incentive Plan Compensation" column, NEOs were awarded for personal performance only in 2007. For a discussion of the performance metrics applicable to these awards, see the above-referenced section of the Compensation Discussion and Analysis.

(3) Amounts represent restricted stock awards granted pursuant to the Wabash National Corporation 2007 Omnibus Incentive Plan that vest in full on the three-year anniversary of the date of grant. The recipient is entitled to receive dividends on the unvested restricted stock when paid at the same rate as the holders of our Common Stock.

(4) Amounts represent stock option awards granted pursuant to the Wabash National Corporation 2007 Omnibus Incentive Plan and vest in three equal installments over the first three anniversaries of the date of grant. Dividends are not paid or accrued on the stock option awards.

(5) The amounts shown in this column represent the full grant date fair market value of stock and option awards granted in 2007, as determined pursuant to FAS 123(R).

Narrative to Summary Compensation Table and Grants of Plan-Based Awards Table

For Mr. Giromini, the amounts disclosed in the tables above are in part a result of the terms of his employment agreement. We have no other employment agreements with our NEOs.

Mr. Giromini's Employment Agreement. Effective January 1, 2007, the Board appointed Mr. Giromini, to serve as Chief Executive Officer and his employment agreement was amended. Below is a description of Mr. Giromini's employment agreements in effect since 2002.

In June 2002, we entered into an employment agreement with Mr. Giromini to serve as Chief Operating Officer effective July 15, 2002 through July 15, 2003. The term of Mr. Giromini's employment automatically renewed for successive one-year periods unless and until either party provided written notice, not less than 60 days prior to the end of the then current term, of their intent not to renew the agreement. Mr. Giromini's initial base salary was $325,000 per year, subject to annual adjustments.

On January 1, 2007, in connection with Mr. Giromini becoming our Chief Executive Officer, we entered into an amendment to his employment agreement to provide that Mr. Giromini's title and duties will be that of the President and Chief Executive Officer. The amendment provides that Mr. Giromini will receive an annual base salary of $620,000 and is eligible for an annual incentive bonus targeted at 80% of his base salary, and which may range from 0% to 160% of base salary. In addition, Mr. Giromini is entitled to payment of an additional sum to enable Mr. Giromini to participate in an executive life insurance program.

A description of the termination provisions, whether or not following a change-in-control, and a quantification of benefits that would be received by Mr. Giromini can be found under the heading "Potential Payments upon Termination or Change-in-Control."

Outstanding Equity Awards at Fiscal Year-End
December 31, 2007

Name	Option Awards					Stock Awards			
	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable [1] (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested [8] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested [9] (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested [8] ($)
Richard J. Giromini	-	-	-	-	-	3,996 [2]	30,279	-	-
	-	-	-	-	-	9,460 [3]	72,747	-	-
	-	-	-	-	-	6,140 [4]	47,217	-	-
	-	-	-	-	-	40,000 [5]	307,600	-	-
	-	-	-	-	-	-	-	3,175	24,416
	65,000	-	-	8.65	7/15/2012	-	-	-	-
	35,000	-	-	9.03	1/17/2013	-	-	-	-
	9,900	-	-	23.90	5/20/2014	-	-	-	-
	6,373	3,187	-	26.93	3/7/2015	-	-	-	-
	8,237	16,473	-	16.81	5/18/2016	-	-	-	-
	-	90,000	-	14.19	5/24/2017	-	-	-	-
Robert J. Smith	-	-	-	-	-	1,665 [2]	12,804	-	-
	-	-	-	-	-	4,650 [3]	35,759	-	-
	-	-	-	-	-	4,080 [4]	31,375	-	-
	-	-	-	-	-	8,000 [5]	61,520	-	-
	-	-	-	-	-	-	-	2,110	16,226
	3,600	-	-	23.90	5/20/2014	-	-	-	-
	5,000	-	-	24.65	10/20/2014	-	-	-	-
	3,133	1,567	-	26.93	3/7/2015	-	-	-	-
	5,480	10,960	-	16.81	5/18/2016	-	-	-	-
	-	20,000	-	14.19	5/24/2017	-	-	-	-
Rodney P. Ehrlich	-	-	-	-	-	1,998 [2]	15,365	-	-
	-	-	-	-	-	5,130 [3]	39,450	-	-
	-	-	-	-	-	3,120 [4]	23,993	-	-
	-	-	-	-	-	8,000 [5]	61,520	-	-
	-	-	-	-	-	-	-	1,613	12,404
	4,000	-	-	21.56	9/17/2009	-	-	-	-
	20,000	-	-	9.03	1/17/2013	-	-	-	-
	4,800	-	-	23.90	5/20/2014	-	-	-	-
	3,453	1,727	-	26.93	3/7/2015	-	-	-	-
	4,184	8,366	-	16.81	5/18/2016	-	-	-	-
	-	18,000	-	14.19	5/24/2017	-	-	-	-
Bruce N. Ewald	-	-	-	-	-	2,770 [6]	21,301	-	-
	-	-	-	-	-	12,000 [7]	92,280	-	-
	-	-	-	-	-	-	-	1,433	11,020
	10,000	-	-	25.41	3/21/2015	-	-	-	-
	3,717	7,433	-	16.81	5/18/2016	-	-	-	-
	-	27,000	-	14.19	5/24/2017	-	-	-	-
Timothy J. Monahan	-	-	-	-	-	1,732 [2]	13,319	-	-
	-	-	-	-	-	4,250 [3]	32,683	-	-
	-	-	-	-	-	2,630 [4]	20,225	-	-
	-	-	-	-	-	12,000 [5]	92,280	-	-
	-	-	-	-	-	-	-	1,360	10,458
	10,000	-	-	20.15	10/27/2013	-	-	-	-
	4,200	-	-	23.90	5/20/2014	-	-	-	-
	2,860	1,430	-	26.93	3/7/2015	-	-	-	-
	3,530	7,060	-	16.81	5/18/2016	-	-	-	-
	-	27,000	-	14.19	5/24/2017	-	-	-	-

(1) The vesting date of each service-based option award that is not otherwise fully vested is listed in the table below by expiration date:

Expiration Date	Vesting Schedule and Date
3/07/2015	March 7, 2008
5/18/2016	Two equal installments on May 18, 2008 and 2009
5/24/2017	Three equal installments on May 24, 2008, 2009 and 2010

With regard to Messrs. Giromini, Smith, Ehrlich and Monahan, stock options are subject to accelerated vesting as they are retirement eligible in accordance with the Company's Retirement Benefit Plan and the 2007 Omnibus Incentive Plan. Their options will vest on January 1 in the year the options would otherwise vest, and the vesting dates above represent when they may be exercised.

(2) Have and will vest in two installments on January 1, 2008 and 2009, as retirement eligible in accordance with the Retirement Benefit Plan and the 2007 Omnibus Incentive Plan.

(3) Have and will vest in three installments on January 1, 2008, 2009 and 2010, as retirement eligible in accordance with the Retirement Benefit Plan and the 2007 Omnibus Incentive Plan.

(4) Vest on a pro-rata basis over the three-year vesting period until May 18, 2009 as retirement eligible in accordance with the Retirement Benefit Plan and the 2007 Omnibus Incentive Plan.

(5) Vest on a pro-rata basis over the three-year vesting period until May 24, 2010 as retirement eligible in accordance with the Retirement Benefit Plan and the 2007 Omnibus Incentive Plan.

(6) Vest on May 18, 2009.

(7) Vest on May 24, 2010.

(8) Calculated by multiplying the closing price of our Common Stock on December 31, 2007, or $7.69, by the number of shares or units, as applicable.

(9) The performance share units vest based on the achievement of financial targets over the course of a three-year performance cycle. For awards made in 2006, covering the period from 2006 through 2008, 50% of the award is based on our achievement of a targeted return on invested capital and 50% of the award is based on our achievement of a targeted gross profit margin. The number of shares to be issued decreases or increases based on whether and by how much targets are achieved. Units vest on May 18, 2009.

The following table sets forth information concerning the exercise of options and the vesting of stock awards during 2007 by each of the NEOs:

Option Exercises and Stock Vested

	Option Awards		Stock Awards (1)	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Richard J. Giromini	-	-	1,385	28,537
Robert J. Smith	-	-	835	11,890
Rodney P. Ehrlich	-	-	1,002	14,268
Bruce N. Ewald	-	-	8,492	193,500
Timothy J. Monahan	-	-	629	12,360

(1) Value based on closing stock price on date of vesting.

Eligible highly-compensated employees, including the NEOs, may defer receipt of all or part of their cash compensation (base salary and annual incentive compensation) under the non-qualified deferred compensation plan. Amounts deferred under this program are invested among the investment funds listed in the Service Agreement for the program from time to time pursuant to the participant's direction and participants become entitled to the returns on those investments. Prior to 2008, participants could elect to receive the funds in a lump sum or in up to 10 annual installments following retirement, but could not make withdrawals during their employment, except in the event of hardship as approved by the Company. A new plan, effective January 1, 2008, allows limited in-service distributions. The deferred compensation plan is unfunded and subject to forfeiture in the event of bankruptcy.

The following table sets forth information concerning NEOs' contributions and earnings with respect to the Company's non-qualified deferred compensation plan:

Non-Qualified Deferred Compensation

Name	Executive Contribution in last FY (1) ($)	Registrant Contributions in last FY (2) ($)	Aggregate Earnings in last FY ($)	Aggregate Withdrawals / Contributions ($)	Aggregate Balance at Last FYE (3) ($)
Richard J. Giromini	31,000	25,431	25,526	-	354,651
Robert J. Smith	24,000	12,388	12,807	-	128,245
Rodney P. Ehrlich	29,367	11,747	11,694	-	183,757
Bruce N. Ewald	13,211	10,569	2,004	-	38,526
Timothy J. Monahan	12,561	10,403	14,014	-	204,315

(1) Amounts reflected in this column represent a portion of each NEO's salary deferred in 2007. These amounts are also included in the salary column in the Summary Compensation Table above.

(2) The amounts in this column are also included in the Summary Compensation Table above in the All Other Compensation column as the NQP match on regular earnings for 2007.

(3) The following represents the extent to which the amounts reported in the aggregate balance column were previously reported as compensation to our NEOs in our Summary Compensation Table in 2006 and 2007:

Name	2007 ($)	2006 ($)
Richard J. Giromini	56,431	40,590
Robert J. Smith	36,388	26,336
Rodney P. Ehrlich	41,114	68,413
Bruce N. Ewald	23,780	-
Timothy J. Monahan	22,965	21,576

Potential Payments on Termination or Change-in-Control

The section below describes the payments that may be made to NEOs in connection with a change-in-control or pursuant to certain termination events.

Executive Severance Plan. In the absence of an employment agreement that provides for superior benefits, our Executive Severance Plan provides severance benefits to our officers, including our NEOs, in the event we terminate their employment without cause. Under this plan, our NEOs are eligible for a severance payment, on a bi-weekly basis, equal to the NEO's base salary for a period of one month or, if the executive executes a general release, for a period of up to 18 months. In addition to the severance payment, the executive is entitled to receive a lump sum amount equal to his or her COBRA healthcare premiums for the duration of the severance period.

Change-in-Control. We provide severance pay and benefits in connection with a "change-in-control" and Qualifying Termination, as defined below, to some of our executives, including all of the NEOs, in accordance with the terms of a change-in-control policy that we adopted in December 2005. Benefits under the policy are payable in the event of a termination within twelve months after a change-in-control that is either by Wabash without "cause" or by the executive for "good reason" (a "Qualifying Termination"). In the case of Mr. Giromini, he will not receive payments under our change-in-control policy if he is entitled to greater benefits under the terms of his employment agreement, as described below. An executive must execute a release in favor of the Company to receive benefits under the policy.

In the case of Mr. Giromini, the benefits under the policy upon a Qualifying Termination are a severance payment of two times base salary plus two times his target bonus for the year in which the Qualifying Termination occurs. In addition, a payment will be made for a pro-rata portion of his target bonus for the current year, and health benefits will be continued for two years (or until comparable coverage is obtained by him).

In the case of our NEOs, other than Mr. Giromini, the benefits under the policy upon a Qualifying Termination are a severance payment of one and one-half times base salary plus one and one-half times the executive's target bonus for the year in which the Qualifying Termination occurs. In addition, a payment will be made for a pro-rata portion of the executive's target bonus for the current year, and health benefits will be continued for one and one-half years (or until comparable coverage is obtained by the executive).

Mr. Giromini's Agreement. Mr. Giromini's employment agreement has certain provisions that provide for payments to him in the event of the termination of his employment or in the event of a termination of his employment in connection with a change-in-control.

- *Termination for cause or without good reason* — In the event that Mr. Giromini's employment is terminated for "cause" or without "good reason" (each as defined below), we will pay the compensation and benefits otherwise payable to him through the termination date of his employment. However, Mr. Giromini shall not be entitled to any bonus payment for the fiscal year in which he is terminated without cause.
- *Termination by reason of death or disability* — If Mr. Giromini's employment is terminated by reason of death or disability, we are required to pay to him or his estate, as the case may be, the compensation and benefits otherwise payable to him through his date of termination, and a pro-rated bonus payment for the portion of the year served. In addition, Mr. Giromini, or his estate, will maintain all of his rights in connection with his vested options.
- *Termination without cause or for good reason* — In the event that we terminate Mr. Giromini's employment without "cause," or he terminates employment for "good reason," we are required to pay to him his then current base salary for a period of two years. During such two-year period, or until Mr. Giromini is eligible to receive benefits from another employer, whichever is longer, the Company will provide for his participation in a health plan and such benefits will be in addition to any other benefits due to him under any other health plan. In addition, Mr. Giromini will maintain his rights in connection with his vested options. Furthermore, if Mr. Giromini's termination occurs at our election without cause, he is entitled to receive a pro-rata portion of his bonus for the year in which he is terminated.
- *Termination without cause or for good reason in connection with a change-in-control* — In the event that we terminate Mr. Giromini's employment without "cause," or he terminates employment for "good reason," within 180 days of a "change of control" (as defined below) we are required to pay to him a sum equal to three times his then base salary plus his target bonus for that fiscal year. We are also required to pay to him the compensation and benefits otherwise payable to him through the last day of his

employment. In addition, any unvested stock options or restricted stock held by Mr. Giromini shall immediately and fully vest upon his termination. Furthermore, at our election, we are required to either continue Mr. Giromini's benefits for a period of three years following his termination or pay him a lump sum payment equal to three years' premiums (at the rate and coverage level applicable at termination) under our health and dental insurance policy plus three years' premiums under our life insurance policy. Any change of control payment that becomes subject to the excise tax imposed by Section 4999 of the Internal Revenue Code or any interest or penalties with respect to such excise tax, including any additional excise tax, interest or penalties imposed on the restorative payment, requires that we make an additional restorative payment to Mr. Giromini that will fund the payment of such taxes, interest and penalties.

The payments and benefits payable to Mr. Giromini described above are contingent upon his execution of a negotiated general release of all claims. Mr. Giromini has agreed not to compete with us during the term of his agreement and for a period of two years after termination for any reason.

As provided for under the Company's change-in-control policy and his employment agreement, Mr. Giromini, upon a change-in-control, is entitled to receive benefits under either the change-in-control policy or his employment agreement, but not both.

For purposes of Mr. Giromini's employment agreement, the following definitions apply:

- "Change of Control" means:
    - Any person becomes the beneficial owner of 50% or more of the combined voting power of our outstanding Common Stock;
    - During any two-year period, individuals who at the beginning of such period constitute the Board of Directors, including any new director whose election resulted from a vacancy on the Board of Directors caused by the mandatory retirement, death, or disability of a director and was approved by a vote of at least two-thirds of the directors then still in office who were directors at the beginning of the period, cease for any reason to constitute a majority of the Board of Directors;
    - We consummate a merger or consolidation with or into another company, the result of which is that our stockholders at the time of the execution of the agreement to merge or consolidate own less than 80% of the total equity of the company surviving or resulting from the merger or consolidation, or of a company owning 100% of the total equity of such surviving or resulting company;
    - The sale in one or a series of transactions of all or substantially all of our assets;
    - Any person has commenced a tender or exchange offer, or entered into an agreement or received an option to acquire beneficial ownership of 50% or more of our common stock, unless the Board of Directors has made a reasonable determination that such action does not constitute and will not constitute a change of control; or
    - There is a change of control of a nature that would generally be required to be reported under the requirements of the Securities and Exchange Commission, other than in circumstances specifically covered above.
- "Good Reason" means:
    - A material diminishment of Mr. Giromini's position, duties, or responsibilities;
    - The assignment by us to him of substantial additional duties or responsibilities that are inconsistent with the duties or responsibilities then being carried out by him and which are not duties of an executive nature;
    - A material breach of the employment agreement by us, and our failure to cure such breach within 20 business days of written notice specifying the breach;
    - Material fraud on our part; or
    - Discontinuance of the active operation of our business, or our insolvency, or the filing by or against us of a petition in bankruptcy or for reorganization or restructuring pursuant to applicable insolvency or bankruptcy law.

Payment and Benefit Estimates

The table below was prepared to reflect the estimated payments that would have been made pursuant to the policies and agreements described above. Except as otherwise noted, the estimated payments were calculated as though the applicable triggering event occurred and the NEO's employment was terminated on December 31, 2007, using the share price of $7.69 of our Common Stock as of December 31, 2007.

Executive	Aggregate Severance Pay ($)	Accelerated Vesting of Equity Value: Performance Shares ($)	Restricted Stock ($)	Stock Options ($)	Welfare Benefits Continuation ($)	Parachute Tax Gross-up Payment ($)	Total ($)
Richard J. Giromini							
Termination without cause or by executive for good reason	2,232,000	-	-	-	116,373	-	2,348,373
Termination following a change-in-control	2,356,000	97,663	418,636	-	174,559	845,182	3,892,040
Robert J. Smith							
Termination without cause or by executive for good reason	450,000	-	-	-	18,383	-	468,383
Termination following a change-in-control	675,000	64,904	123;117	-	18,383	-	881,404
Rodney P. Ehrlich							
Termination without cause or by executive for good reason	442,500	-	-	-	12,972	-	455,472
Termination following a change-in-control	442,500	49,600	119,472	-	12,972	-	624,544
Bruce N. Ewald							
Termination without cause or by executive for good reason	399,000	-	-	-	18,252	-	417,252
Termination following a change-in-control	578,550	44,064	113,581	-	18,252	-	754,447
Timothy J. Monahan							
Termination without cause or by executive for good reason	379,500	-	-	-	18,252	-	397,752
Termination following a change-in-control	550,275	41,834	140,935	-	18,252	-	751,296

General Assumptions.

- The amounts shown do not include distributions of plan balances under the Wabash National Deferred Compensation Plan. Those amounts are shown in the Nonqualified Deferred Compensation table.
- No payments or benefits are payable or due upon a voluntary termination or termination for cause, other than amounts already earned.
- Bonus amounts payable are at the target level.

Equity-based Assumptions.

- All performance-based restricted stock and service-based restricted stock are treated as fully earned, and the period of restriction lapses upon the triggering event.
- Performance-based restricted stock shares treated as earned at the target level.
- For all NEOs, all unexercisable options accelerate and become exercisable upon termination following a change of control event; however, as of December 31, 2007, all such unexercisable shares of the NEOs had no value upon their becoming exercisable on such date.

PROPOSAL 2

Ratification of Appointment of Independent Registered Public Accounting Firm

Independent Registered Public Accounting Firm

The Audit Committee of the Board of Directors has appointed the accounting firm of Ernst & Young LLP the independent registered public accounting firm for the Company for the year ending December 31, 2008. Ernst & Young acted as our independent auditors for the year ended December 31, 2007. Representatives of Ernst & Young are expected to be present at the Annual Meeting and will have an opportunity to make a statement if they desire and are expected to be available to respond to appropriate questions. The Audit Committee is responsible for hiring, compensating and overseeing the independent registered public accounting firm, and reserves the right to exercise that responsibility at any time. If the appointment of Ernst & Young is not ratified by the stockholders, the Audit Committee is not obligated to appoint other registered public accounting firm, but the Audit Committee will give consideration to such unfavorable vote.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

Principal Accounting Fees and Services

The fees billed by Ernst & Young for professional services provided to us for the years ended December 31, 2007 and December 31, 2006 were as follows:

FEE CATEGORY ($ in thousands)	2007	2006
Audit Fees	$1,477	$1,958
Audit-Related Fees	177	79
Tax Fees	–	40
All Other Fees	1	150
Total Fees	$1,655	$2,227

Audit Fees. Consist of fees billed for professional services rendered for the audit of our consolidated financial statements, review of the interim consolidated financial statements included in quarterly reports and services provided by Ernst & Young in connection with our securities offerings and registration statements.

Audit-Related Fees. Consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under "Audit Fees." In 2006 and 2007, these services included audits of benefit plans, audits, accounting consultation and other audit-related services.

Tax Fees. Consist of fees billed for professional services for tax compliance, tax advice and tax planning. In 2006, these services include assistance related to state tax filing and incentives reviews of corporation tax filings, consulting or net operating loss treatments, and review of tax audits.

All Other Fees. Consists of fees for services provided by Ernst & Young that are not included in the service categories reported above,

In 2007, all Ernst & Young fees were pre-approved by the Audit Committee pursuant to the policy described below. After consideration, the Audit Committee has concluded that the provision of non-audit services by Ernst & Young to Wabash is compatible with maintaining the independence of Ernst & Young.

Pre-Approval Policy for Audit and Non-Audit Fees

The Audit Committee has sole authority and responsibility to select, evaluate, and if necessary replace the independent auditor. The Audit Committee has sole authority to approve all audit engagement fees and terms, and the Committee, or a member of the Committee, must pre-approve any non-audit service provided to the Company by the Company's independent auditor. The Committee reviews the status of each engagement at its regularly scheduled meetings. In 2007, the Committee pre-approved all services provided by the independent auditor. The independent auditor provides an engagement letter in advance of the meeting of the Audit Committee that occurs in connection with our annual meeting of stockholders, outlining the scope of the audit and related audit fees.

Audit Committee Report

THE FOLLOWING REPORT OF THE AUDIT COMMITTEE DOES NOT CONSTITUTE SOLICITING MATERIAL AND SHOULD NOT BE DEEMED FILED OR INCORPORATED BY REFERENCE INTO ANY OTHER FILING BY US UNDER THE SECURITIES ACT OF 1933 OR THE SECURITIES EXCHANGE ACT OF 1934, EXCEPT TO THE EXTENT WE SPECIFICALLY INCORPORATE THIS REPORT.

The Audit Committee of the Board of Directors in 2007 consisted of Ms. Kushner, Dr. Jischke, and Messrs. Magee and Sorensen. The Committee's responsibilities are described in a written charter adopted by the Board of Directors in February 2003. The charter is available on our website at www.wabashnational.com or by writing to us at Wabash National Corporation, Attention: Corporate Secretary, P.O. Box 6129, Lafayette, Indiana 47903.

As part of its ongoing activities, the Audit Committee has:

- Reviewed and discussed with management our audited consolidated financial statements for the year ended December 31, 2007;
- Discussed with Ernst & Young, our independent auditors for 2007, the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as currently in effect; and
- Received the written disclosures and the letter from the independent auditors required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, as currently in effect, and has discussed with the independent auditors their independence.

On the basis of these reviews and discussions, the Audit Committee recommended that our audited consolidated financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2007, for filing with the SEC.

AUDIT COMMITTEE

Stephanie K. Kushner
Martin C. Jischke
Larry J. Magee
Scott K. Sorensen

General Matters

Availability of Certain Documents

A copy of our 2007 Annual Report on Form 10-K is enclosed with the mailing of this Proxy Statement. **You also may obtain additional copies without charge and without the exhibits by writing to: Wabash National Corporation, Attention: Corporate Secretary, P.O. Box 6129, Lafayette, Indiana 47903.** These documents also are available through our website at www.wabashnational.com.

The charters for our Audit, Compensation and Nominating and Corporate Governance Committees, as well as our Corporate Governance Guidelines and our Code of Business Conduct and Ethics, are available on the Investors page of the Company Info section of our website at www.wabashnational.com and are available in print without charge by writing to: Wabash National Corporation, Attention: Corporate Secretary, P.O. Box 6129, Lafayette, Indiana 47903.

Stockholder Proposals and Nominations

Stockholder Proposals for Inclusion in 2009 Proxy Statement. To be eligible for inclusion in the proxy statement for our 2009 annual meeting, stockholder proposals must be received by the Company's Corporate Secretary no later than the close of business on December 29, 2008. Proposals should be sent to Wabash National Corporation, Attention: Corporate Secretary, P.O. Box 6129, Lafayette, Indiana 47903 and follow the procedures required by Rule 14a-8 of the Securities Exchange Act of 1934.

Stockholder Director Nominations and other Stockholder Proposals for Presentation at the 2009 Annual Meeting. Under our Bylaws, written notice of stockholder nominations to the Board of Directors and any other business proposed by a stockholder that is not to be included in our proxy statement must be delivered to the Company's Corporate Secretary not less than 90 nor more than 120 days prior to the first anniversary of the preceding year's annual meeting. Accordingly, any stockholder who wishes to have a nomination or other business considered at the 2009 annual meeting of stockholders must deliver a written notice (containing the information specified in our Bylaws regarding the stockholder, the nominee and the proposed action, as appropriate) to the Company's Corporate Secretary between January 15, 2009 and February 14, 2009. SEC rules permit management to vote proxies in its discretion with respect to such matters if we advise stockholders how management intends to vote. A nomination or other proposal will be disregarded if it does not comply with the above procedure and any additional requirements set forth in our Bylaws. Please note that these requirements are separate from the SEC's requirements to have your proposal included in our proxy materials.

Other Matters

As of the date of this Proxy Statement, the Board of Directors does not intend to present at the Annual Meeting any matters other than those described in this Proxy Statement and does not know of any matters that will be presented by other parties. If any other matter is properly brought before the meeting for action by the stockholders, proxies in the enclosed form returned to Wabash will be voted in accordance with the recommendation of the Board of Directors or, in the absence of such a recommendation, in accordance with the judgment of the proxy holder.

By Order of the Board of Directors

LAWRENCE M. CUCULIC
Senior Vice President General Counsel
and Corporate Secretary

April 15, 2008

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2007

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to _______

Commission File Number: 1-10883

WABASH NATIONAL CORPORATION

(Exact name of registrant as specified in its charter)

Delaware *(State or other jurisdiction of incorporation or organization)*	**52-1375208** *(IRS Employer Identification Number)*
1000 Sagamore Parkway South **Lafayette, Indiana** *(Address of Principal Executive Offices)*	**47905** *(Zip Code)*

Registrant's telephone number, including area code: (765) 771-5300

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $.01 Par Value	New York Stock Exchange
Series D Preferred Share Purchase Rights	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of voting stock held by non-affiliates of the registrant as of June 30, 2007 was $439,528,168 based upon the closing price of the Company's common stock as quoted on the New York Stock Exchange composite tape on such date.

The number of shares outstanding of the registrant's common stock as of February 11, 2008 was 30,697,900.

Part III of this Form 10-K incorporates by reference certain portions of the registrant's Proxy Statement for its Annual Meeting of Stockholders to be filed within 120 days after December 31, 2007.

TABLE OF CONTENTS
WABASH NATIONAL CORPORATION
FORM 10-K FOR THE FISCAL
YEAR ENDED DECEMBER 31, 2007

FORWARD LOOKING STATEMENTS

This Annual Report contains "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"). Forward-looking statements may include the words "may," "will," "estimate," "intend," "continue," "believe," "expect," "plan" or "anticipate" and other similar words. Our "forwarding-looking statements" include, but are not limited to, statements regarding:

- our business plan;
- our expected revenues, income or loss and capital expenditures;
- plans for future operations;
- financing needs, plans and liquidity;
- our ability to achieve sustained profitability;
- reliance on certain customers and corporate relationships;
- availability and pricing of raw materials;
- availability of capital;
- dependence on industry trends;
- the outcome of any pending litigation;
- export sales and new markets;
- engineering and manufacturing capabilities and capacity;
- acceptance of new technology and products;
- government regulation; and
- assumptions relating to the foregoing.

Although we believe that the expectations expressed in our forward-looking statements are reasonable, actual results could differ materially from those projected or assumed in our forward-looking statements. Our future financial condition and results of operations, as well as any forward-looking statements, are subject to change and are subject to inherent risks and uncertainties, such as those disclosed in this Annual Report. Each forward-looking statement contained in this Annual Report reflects our management's view only as of the date on which that forward-looking statement was made. We are not obligated to update forward-looking statements or publicly release the result of any revisions to them to reflect events or circumstances after the date of this Annual Report or to reflect the occurrence of unanticipated events.

Currently known risks and uncertainties that could cause actual results to differ materially from our expectations are described throughout this Annual Report, including in "Item 1A. *Risk Factors*." We urge you to carefully review that section for a more complete discussion of the risks of an investment in our securities.

PART I

ITEM 1 — BUSINESS

Wabash National Corporation ("Wabash," "Company," "us," "we" or "our") is one of North America's leaders in designing, manufacturing and marketing standard and customized truck trailers and related transportation equipment. Founded in 1985 as a start-up, Wabash has had annual sales of over $1 billion for each of the last four years. We believe our success has been the result of our longstanding relationships with our core customers, our demonstrated ability to attract new customers, our broad and innovative product lines, our technological leadership and our large distribution and service network. Our management team is focused on revenue growth through product innovation, expansion of our customer base and the low-cost production of quality trailers through continuous improvement, strategic sourcing opportunities and lean manufacturing initiatives.

We seek to identify and produce proprietary products that offer exceptional value to customers with the potential to generate higher profit margins than those of standardized products. We believe that we have the engineering and manufacturing capability to produce these products efficiently. We introduced our proprietary composite product, DuraPlate®, in 1996. Composite trailers have achieved widespread industry acceptance accounting for approximately one out of every three dry van trailers sold in 2007. For the last four years, sales of our DuraPlate® trailers represented approximately 90% of our total new dry van trailer sales. We are also a competitive producer of standardized sheet and post and refrigerated trailer products and strive to become the low-cost producer of these products within our industry. In March 2006, we acquired Transcraft Corporation, a manufacturer of flatbed and dropdeck trailers, as part of our commitment to expand our customer base and extend our market leadership. We expect to continue a program of product development and selective acquisitions of quality proprietary products that further differentiate us from our competitors and increase shareholder value.

We market our transportation equipment under the Wabash®, DuraPlate®, DuraPlateHD®, FreightPro®, ArcticLite®, RoadRailer®, Transcraft®, Eagle®, Eagle II® and D-Eagle® trademarks directly to customers, through independent dealers and through our factory-owned retail branch network. Historically, we have focused on our longstanding core customers representing many of the largest companies in the trucking industry. Our relationships with our core customers have been central to our growth since inception. Beginning in 2003, we have actively pursued the diversification of our customer base by focusing on what we refer to as the mid-market. These carriers, which represent approximately 1,250 carriers, operate fleets of between 250 to 7,500 trailers, which we estimate in total account for approximately one million trailers.

Longstanding core customers include — Averitt Express, Inc.; Crete Carrier Corporation; FedEx Corporation; Heartland Express, Inc.; J.B. Hunt Transport Services, Inc.; Interstate Distributor Co.; Knight Transportation, Inc.; Old Dominion Freight Lines, Inc.; SAIA Motor Freightlines, Inc.; Schneider National, Inc.; Swift Transportation Corporation; U.S. Xpress Enterprises, Inc.; Werner Enterprises, Inc.; and YRC Worldwide, Inc.

Mid-market customers include — Alliance Shippers, Inc.; Aurora LLC; C&S Wholesale Grocers, Inc.; CR England, Inc.; Celadon Group, Inc.; Con-way Truckload (formerly CFI); Cowan Systems, LLC; Frozen Food Express Industries, Inc.; Gordon Trucking, Inc.; Landair Transport, Inc.; New Penn Motor Express, Inc.; Prime, Inc. Roehl Transport, Inc.; Star Transport, Inc.; USA Logistics; USF Corporation; and Xtra Lease, Inc.

Our 11 factory-owned full service retail branches provide additional opportunities to distribute our products and also offer nationwide services and support capabilities for our customers. In addition, we maintain four used fleet sales centers to focus on selling both large and small fleet trade packages to the wholesale market. The retail sale of new and used trailers, aftermarket parts and service through our retail branch network generally provides enhanced margin opportunities. We also utilize a network of approximately 25 independent dealers with approximately 50 locations throughout North America to distribute our van trailers. In addition, we distribute our flatbed and dropdeck trailers through a network of over 80 independent dealers with approximately 110 locations throughout North America.

Wabash was incorporated in Delaware in 1991 and is the successor by merger to a Maryland corporation organized in 1985. We operate in two reportable business segments: (1) manufacturing and (2) retail and distribution. Financial results by segment, including information about revenues from customers, measures of profit and loss, total assets, and financial information regarding geographic areas and export sales are discussed in Note 13, Segments and Related Information, of the accompanying Consolidated Financial Statements. Our internet website is www.wabashnational.com. We make our electronic filings with the SEC, including our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to these reports available on our website free of charge as soon as practicable after we file or furnish them with the SEC. Information on the website is not part of this Form 10-K.

Strategy

We are committed to a corporate strategy that seeks to deliver strong profitability and maximizes shareholder value by executing on the core elements of our strategic plan:

- ***Value Creation.*** We intend to continue our focus on improved earnings and cash flow.

- ***Operational Excellence.*** We are focused on reducing our cost structure by adhering to continuous improvement and lean manufacturing initiatives.
- ***People.*** We recognize that in order to achieve our strategic goals we must continue to develop the organization's skills to advance our associates capabilities and to attract talented people.
- ***Customer Focus.*** We have been successful in developing longstanding relationships with core customers and we intend to maintain these relationships while expanding new customer relationships through the offering of tailored transportation solutions to create new revenue opportunities.
- ***Innovation.*** We intend to continue to be the technology leader by providing new differentiated products and services that generate enhanced profit margins.
- ***Corporate Growth.*** We intend to expand our product offering and competitive advantage by entering new markets and acquiring strong brands to grow and diversify the Company.

Industry and Competition

Trucking in the United States (U.S.), according to the American Trucking Association (ATA), was estimated to be a $646 billion industry in 2006 (the latest date such information is available), leading all other modes of transportation. ATA estimates that approximately 69% of all freight tonnage is carried by truck at some point during its shipment, accounting for approximately 84% of freight industry revenues. Trailer demand is a direct function of the amount of freight to be transported. As the economy improves, it is forecasted that truck carriers will need to both expand and replace their fleets, which typically results in increased trailer orders. According to A.C.T. Research Co., LLC (ACT), there are approximately 3.0 million trailers in use today and total trailer replacement demand is estimated at approximately 185,000 trailers per year.

Transportation, including trucking, is a cyclical industry in the U.S. Transportation has experienced three cycles over the last 20 years. Truck freight tonnage, according to ATA statistics, has been negative year-over-year since mid-2006. Recent data suggests that while freight tonnage is not increasing, it does not seem to be weakening. Three U.S. economic downturns have occurred during the last 20 years and in each instance the decline in freight tonnage preceded the general economic decline by approximately two and a half years and its recovery has generally preceded that of the economy as a whole. The trailer industry generally follows the transportation industry, experiencing cycles in the early and late 90's lasting approximately 58 and 67 months, respectively. The current cycle began in early 2001 and is believed to be at or approaching bottom. In our view, an upturn in the trailer industry will require improvements in general freight demand and a recovery of the housing market.

Wabash, Great Dane and Utility are generally viewed as the top three trailer manufacturers and have accounted for greater than 50% of new trailer market share in recent years, including approximately 56% in 2007. In 2007, our market share of total trailer production was approximately 21%. Trailer differentiation is made primarily through superior products, customer relationships, service availability and cost.

The table below sets forth new trailer production for Wabash, its largest competitors and for the trailer industry as a whole within North America. The data represents all segments of the market, except containers and chassis. Since 2002, we have primarily participated in the van segment of the market. Van production has grown from a low of approximately 96,000 units in 2002 to a high of approximately 198,000 units in 2006. In 2007, van trailer production amounted to 151,000 units. During this period, our market share for van trailers has been approximately 27%.

	2007	2006	2005	2004	2003	2002
Wabash(1)	**46,000**	**60,000**(2)	**52,000**	**48,000**	**36,000**	**27,000**
Great Dane	48,000	60,000	55,000	55,000	41,000	33,000(5)
Utility	31,000	37,000	34,000	31,000	24,000	18,000
Hyundai Translead	13,000	14,000	12,000	9,000	9,000	5,000
Stoughton	11,000	19,000	17,000	15,000	9,900	10,000
Other principal producers	29,000	40,000	34,000	33,000	25,000	23,000
Total Industry	222,000	283,000(3)	245,000	228,000	174,000(4)	140,000

(1) Does not include approximately 700, 2,300, 1,500, 1,300 and 6,000 intermodal containers in 2006, 2005, 2004, 2003 and 2002, respectively.
(2) The 2006 production includes Transcraft volumes on a full-year pro forma basis.
(3) Data revised by publisher in 2007.
(4) Data revised by publisher in 2004.
(5) Data revised by publisher in 2005.
Sources: Individual manufacturer information, some of which is estimated, provided by *Trailer Body Builders Magazine*.

Competitive Strengths

We believe our core competitive strengths include:

- ***Long-Term Core Customer Relationships*** — We are the leading provider of trailers to a significant number of top tier trucking companies, generating a revenue base that has helped to sustain us as one of the market leaders.

- ***Innovative Product Offerings*** — Our DuraPlate® proprietary technology offers what we believe to be a superior trailer, which commands premium pricing. A DuraPlate® trailer is a composite plate trailer using material that contains a high-density polyethylene core bonded between a high-strength steel skin. We believe that the competitive advantages of our DuraPlate® trailers compared to standard trailers include the following:

  - Extended Service Life — operate three to five years longer;

  - Lower Total Cost of Ownership — less costly to maintain;

  - Less Downtime — higher utilization for fleets;

  - Extended Warranty — warranty period for DuraPlate® panels is ten years; and

  - Improved Resale — higher trade-in values.

  We have been building DuraPlate® trailers for over 11 years, and have sold approximately 340,000 units. This proven experience, combined with ownership and knowledge of the DuraPlate® panel technology, will help ensure continued industry leadership in the future. We have also successfully introduced innovations in our ArcticLite® refrigerated trailers and other product lines. For example, we introduced the DuraPlateHD® trailer and the FreightPro® sheet and post trailer in 2003.

- ***Significant Market Share and Brand Recognition*** — We have been one of the two largest manufacturers of trailers in North America since 1994, with one of the most widely recognized brands in the industry. We believe we are currently one of the largest producers of van trailers in North America. Our Transcraft subsidiary, acquired in March 2006, has been the second leading producer of platform trailers over this time period.

- ***Committed Focus on Operational Excellence*** — Safety, quality, on-time delivery, productivity and cost reduction are the core elements of our program of continuous improvement. We currently maintain an ISO 14001 registration of our Environmental Management System.

- ***Technology*** — We are recognized by the trucking industry as a leader in developing technology to reduce trailer maintenance. During 2007, we introduced to our customers fuel saving technologies on DuraPlate® trailers with the Smartway® certification, as approved by the U.S. Environmental Protection Agency. In 2006, we introduced a high performance liner for our refrigerated trailers, which helps reduce interior damage and associated maintenance costs. Also in 2006, we introduced a DuraPlate® trailer built on our new semi-automated Alpha production line. This technology has changed the way that trailers are traditionally manufactured and increases both efficiency of manufacturing and the quality of finished products.

- ***Corporate Culture*** — We benefit from a value driven management team and dedicated workforce.

- ***Extensive Distribution Network*** — Our 15 factory-owned retail branch locations extend our sales network throughout North America, diversifying our factory direct sales, providing an outlet for used trailer sales and supporting our national service contracts. Additionally, we utilize a network of approximately 25 independent dealers with approximately 50 locations throughout North America to distribute our van trailers, and our Transcraft distribution network consists of over 80 independent dealers with approximately 110 locations throughout North America.

Regulation

Truck trailer length, height, width, maximum weight capacity and other specifications are regulated by individual states. The federal government also regulates certain safety features incorporated in the design of truck trailers, including regulations that require anti-lock braking systems (ABS) and that define rear-impact guard standards. Manufacturing operations are subject to environmental laws enforced by federal, state and local agencies (see "Environmental Matters").

Products

Since our inception, we have expanded our product offerings from a single truck trailer product to a broad range of trailer-related transportation equipment. Our manufacturing segment specializes in the development of innovative proprietary products for our key markets. Manufacturing segment sales represented approximately 86%, 85% and 80% of consolidated Wabash net sales in 2007, 2006 and 2005, respectively. Our current transportation equipment products primarily include the following:

- *DuraPlate® Trailers.* DuraPlate® trailers utilize a proprietary technology that consists of a composite plate wall for increased durability and greater strength. Our DuraPlate® trailers include our DuraPlateHD®, a heavy duty version of our regular DuraPlate® trailers.

- *Smooth Aluminum Trailers.* Smooth aluminum trailers, commonly known as "sheet and post" trailers, are the commodity trailer product purchased by the trucking industry. Starting in 2003, we began to market our FreightPro® trailer to provide a competitive offering for this market segment.

- *Platform Trailers.* In March 2006, we acquired Transcraft Corporation, one of the leading manufacturers and brands in the platform trailer segment. These trailers are sold under Transcraft® and Eagle® trademarks. Platform trailers consist of a trailer chassis with a flat or "drop" loading deck without permanent sides or a roof. These trailers are primarily utilized to haul steel coils, construction materials and large-size equipment.

- *Refrigerated Trailers.* Refrigerated trailers have insulating foam in the walls, roof and floor, which improves both the insulation capabilities and durability of the trailers. Our refrigerated trailers use our proprietary SolarGuard® technology, coupled with our novel foaming process, which we believe enables customers to achieve lower costs through reduced operating hours of refrigeration equipment and therefore reduced fuel consumption.

- *RoadRailer®* Equipment. The RoadRailer® intermodal system is a patented bimodal technology consisting of a truck trailer and a detachable rail "bogie" that permits a trailer to run both over the highway and directly on railroad lines.

Our retail and distribution segment focuses on the sale of new and used trailers and on providing parts and service as described below:

- We sell new trailers produced by the manufacturing segment. Additionally, we sell specialty trailers including tank trailers and dump trailers produced by third parties, which are purchased in smaller quantities for local or regional transportation needs. The sale of new transportation equipment through the retail branch network represented 6.5%, 7.0% and 11.3% of net sales during 2007, 2006 and 2005, respectively.

- We provide replacement parts and accessories and maintenance service for our own and competitors' trailers and related equipment. Sales of these products and service represented less than 5% of net sales during 2007, 2006 and 2005.

- We sell used transportation equipment including units taken in trade from our customers upon the sale of new trailers. The ability to remarket used equipment promotes new sales by permitting trade-in allowances and offering customers an outlet for the disposal of used equipment. The sale of used trailers represented less than 5% of net sales during 2007, 2006 and 2005, respectively.

Customers

Our customer base has historically included many of the nation's largest truckload common carriers, leasing companies, private fleet carriers, less-than-truckload (LTL) common carriers and package carriers. We successfully diversified our customer base from 61% of total units sold to large core customers in 2002 to 28% in 2007 by expanding our customer base and by acquiring Transcraft. This has been accomplished while maintaining our relationships with our core customers. Our five largest customers together accounted for 20%, 20% and 22% of our aggregate net sales in 2007, 2006 and 2005, respectively, and no single customer represented 10% or greater of net sales. International sales, primarily to Canadian customers, accounted for less than 10% of net sales for each of the last three years.

We have established relationships as a supplier to many large customers in the transportation industry, including the following:

- *Truckload Carriers:* Averitt Express, Inc.; Crete Carrier Corporation; Heartland Express, Inc.; J.B. Hunt Transport Services, Inc.; Interstate Distributor Co.; Knight Transportation, Inc.; Schneider National, Inc.; Swift Transportation Corporation; U.S. Xpress Enterprises, Inc.; and Werner Enterprises, Inc.
- *Leasing Companies:* Aurora LLC.; GE Trailer Fleet Services; Transport Services, Inc.; and Xtra Lease, Inc.
- *Private Fleets:* C&S Wholesale Grocers, Inc.; Dillard's, Inc.; The Kroger Co.; and Safeway, Inc.
- *Less-Than-Truckload Carriers:* FedEx Corporation; Old Dominion Freight Lines, Inc.; SAIA Motor Freightlines, Inc.; Vitran Express, Inc.; and YRC Worldwide, Inc.

Marketing and Distribution

We market and distribute our products through the following channels:

- factory direct accounts;
- factory-owned distribution network; and
- independent dealerships.

Factory direct accounts are generally large fleets, with over 7,500 trailers, that are high volume purchasers. Historically, we have focused on the factory direct market in which customers are highly knowledgeable of the life-cycle costs of trailer equipment and, therefore, are best equipped to appreciate the design and value-added features of our products. Since late 2003, we have actively pursued the diversification of our customer base focusing on what we refer to as the mid-market. These approximately 1,250 carriers operate fleets of between 250 to 7,500 trailers, which we estimate in total account for approximately one million trailers. Since implementing our mid-market sales strategy, we have added over 260 new mid-market customers accounting for over 18,500 new trailer orders.

Our factory-owned distribution network generates retail sales of trailers to smaller fleets and independent operators located in geographic regions where our branches are located. This branch network enables us to provide maintenance and other services to customers. The branch network and our used trailer centers provide an outlet for used trailers taken in trade upon the sale of new trailers, which is a common practice with fleet customers.

We also sell our van trailers through a network of approximately 25 independent dealers with over 50 locations throughout North America. Our platform trailers are sold through over 80 independent dealers with approximately 110 locations throughout North America. The dealers primarily serve mid-market and smaller sized carriers and private fleets in the geographic region where the dealer is located and occasionally may sell to large fleets. The dealers may also perform service work for their customers.

Raw Materials

We utilize a variety of raw materials and components including steel, plastic, aluminum, lumber, tires and suspensions, which we purchase from a limited number of suppliers. Significant price fluctuations or shortages in raw materials or finished components may adversely affect our results of operations. In 2008 and for the foreseeable future, we expect that the raw materials used in the greatest quantity will be the steel, aluminum, plastic and wood. Our component suppliers have advised us that they have adequate capacity to meet our current and expected demands in 2008. Continued price increases for our primary commodity raw materials — aluminum, steel and plastic — are expected throughout 2008. Effective March 1, 2008, due to federally mandated phase-outs of certain ozone depleting gases, we will experience a cost increase associated with our purchases of foam products which will impact our refrigerated van trailers. Increases in plastic pricing will also have an impact on our DuraPlate® van trailer products. Our Harrison, Arkansas laminated hardwood floor facility provides the majority of our requirements for trailer floors.

Backlog

Orders that have been confirmed by the customer in writing and can be produced during the next 18 months are included in our backlog. Orders that comprise backlog may be subject to changes in quantities, delivery, specifications and terms. Our backlog of orders at December 31, 2007 and 2006 was approximately $336 million and $512 million, respectively. We expect to complete the majority of our backlog orders within the next 12 months.

Patents and Intellectual Property

We hold or have applied for 64 patents in the U.S. on various components and techniques utilized in our manufacture of truck trailers. In addition, we hold or have applied for 68 patents in two foreign countries. Our patents include intellectual property related to the manufacture of trailers using our proprietary DuraPlate® product, which we believe offers us a significant competitive advantage. The patents in our DuraPlate® portfolio have expiration dates ranging from 2009 to 2024. In our view there are no meaningful patents having an expiration date prior to 2016.

We also hold or have applied for 34 trademarks in the U.S., as well as 23 trademarks in foreign countries. These trademarks include the Wabash®, Wabash National® and Transcraft® brand names as well as trademarks associated with our proprietary products such as the DuraPlate® trailer, the RoadRailer® trailer and the Eagle® trailer. We believe these trademarks are important for the identification of our products and the associated customer goodwill; however, our business is not materially dependent on such trademarks.

Research and Development

Research and development expenses are charged to earnings as incurred and were $3.4 million, $4.3 million and $2.6 million in 2007, 2006 and 2005, respectively.

Environmental Matters

Our facilities are subject to various environmental laws and regulations, including those relating to air emissions, wastewater discharges, the handling and disposal of solid and hazardous wastes, and occupational safety and health. Our operations and facilities have been and in the future may become the subject of enforcement actions or proceedings for non-compliance with such laws or for remediation of company-related releases of substances into the environment. Resolution of such matters with regulators can result in commitments to compliance abatement or remediation programs, and in some cases the payment of penalties (see Item 3 "Legal Proceedings").

We believe that our facilities are in substantial compliance with applicable environmental laws and regulations. Our facilities have incurred, and will continue to incur, capital and operating expenditures and other costs in complying with these laws and regulations in both the U.S. and abroad. However, we currently do not anticipate that the future costs of environmental compliance will have a material adverse effect on our business, financial condition or results of operations.

Employees

As of December 31, 2007 and 2006, we had approximately 3,100 and 4,100 full-time associates, respectively. At December 31, 2007, all of our active associates were non-union. During 2007, approximately 10% of our total production workforce included temporary associates. We place a strong emphasis on employee relations through educational programs and quality improvement teams. We believe our employee relations are good.

Executive Officers of Wabash National Corporation

The following are the executive officers of the Company:

Name	Age	Position
Richard J. Giromini	54	President and Chief Executive Officer, Director
Lawrence M. Cuculic	51	Senior Vice President — General Counsel and Secretary
Rodney P. Ehrlich	61	Senior Vice President — Chief Technology Officer
Bruce N. Ewald	56	Senior Vice President — Sales and Marketing
Timothy J. Monahan	55	Senior Vice President — Human Resources
Robert J. Smith	61	Senior Vice President — Chief Financial Officer
Joseph M. Zachman	47	Senior Vice President — Manufacturing

Richard J. Giromini. Mr. Giromini was promoted to President and Chief Executive Officer on January 1, 2007. He had been Executive Vice President and Chief Operating Officer from February 28, 2005 until December 2005 when he was appointed President and a Director of the Company. He had been Senior Vice President — Chief Operating Officer since joining the Company on July 15, 2002. Most recently, Mr. Giromini was with Accuride Corporation from April 1998 to July 2002, where he served in capacities as Senior Vice President — Technology and Continuous Improvement; Senior Vice President and General Manager — Light Vehicle Operations; and President and CEO of AKW LP. Previously, Mr. Giromini was employed by ITT Automotive, Inc. from 1996 to 1998 serving as the Director of Manufacturing. Mr. Giromini also serves on the board of directors of The Wabash Center, a non-profit company dedicated to serving individuals with disabilities and special needs.

Lawrence M. Cuculic. Mr. Cuculic was named Senior Vice President — General Counsel and Secretary in January 2008. Most recently, from August 2006 through December 2007, Mr. Cuculic was Vice President Legal and Secretary of American Commercial Lines Inc., a diversified marine transportation and service company. Mr. Cuculic served as Corporate Counsel for Wabash National Corporation from September 2002 to August 2006. Prior to that date he was engaged in private practice serving as outside counsel for the Company. Mr. Cuculic retired as a Lieutenant Colonel from the United States Army after 20 years, holding various legal positions of increasing responsibility, including appointment as a Circuit Judge.

Rodney P. Ehrlich. Mr. Ehrlich has been Senior Vice President — Chief Technology Officer of the Company since January 2004. From 2001 to 2003, Mr. Ehrlich was Senior Vice President of Product Development. Mr. Ehrlich has been in charge of the Company's engineering operations since the Company's founding.

Bruce N. Ewald. Mr. Ewald's original appointment was Vice President and General Manager of Wabash National Trailer Centers, Inc. when he joined the Company in March 2005. In October 2005, he was promoted to Senior Vice President — Sales and Marketing. Mr. Ewald has nearly 25 years experience in the transportation industry. Most recently, Mr. Ewald was with PACCAR from 1991 to February 2005 where he served in a number of executive-level positions. Prior to PACCAR, Mr. Ewald spent 10 years with Genuine Parts Co. where he served in several positions, including President and General Manager, Napa Auto Parts/Genuine Parts Co.

Timothy J. Monahan. Mr. Monahan has been Senior Vice President — Human Resources since joining the Company on October 15, 2003. Prior to that, Mr. Monahan was with Textron Fastening Systems from 1999 to October 2003 where he served as Vice President — Human Resources. Previously, Mr. Monahan served as Vice President — Human Resources at Beloit Corporation. Mr. Monahan serves on the board of directors of North American Tool Corporation.

Robert J. Smith. Mr. Smith was appointed Senior Vice President — Chief Financial Officer in October 2004, after serving as our Acting Chief Financial Officer since June 2004, and our Vice President and Controller since joining us in March 2003. Before joining us, Mr. Smith served from 2000 to 2001 as Director of Finance for KPMG Consulting, Inc., now BearingPoint, Inc.; from 1993 to 2000 with Great Lakes Chemical Corp. (serving from 1998 to 2000 as vice president and controller); and from 1983 to 1993 with Olin Corporation, including as chief financial officer for several of its divisions.

Joseph M. Zachman. Mr. Zachman joined the Company in May 2005 as Vice President of Manufacturing and in June 2006 he was promoted to Senior Vice President — Manufacturing. Prior to joining Wabash National in May 2005 as Vice President of Manufacturing, Mr. Zachman was with TTM Technologies in Chippewa Falls, Wisconsin, where he served as Vice President and General Manager from December 2002 until December 2004. Previously, Mr. Zachman served as President of CDR Corporation from September 2001 until December 2002; Director of Operations of Sanmina Corporation from September 1997 until September 2001; and worked at Delco Electronics Corporation from January 1984 until September 1997 where he served in numerous positions of increasing responsibility in engineering and manufacturing management.

ITEM 1A — RISK FACTORS

You should carefully consider the risks described below in addition to other information contained or incorporated by reference in this Annual Report before investing in our securities. Realization of any of the following risks could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Risks Related to Our Business, Strategy and Operations

Our business is highly cyclical, which could adversely affect our sales and results of operations.

The truck trailer manufacturing industry historically has been and is expected to continue to be cyclical, as well as affected by overall economic conditions. Customers historically have replaced trailers in cycles that run from five to 12 years, depending on service and trailer type. Poor economic conditions can adversely affect demand for new trailers and in the past have led to an overall aging of trailer fleets beyond this typical replacement cycle. Customers' buying patterns can also reflect regulatory changes, such as the federal hours-of-service rules and the 2007 federal emissions standards.

We are not immune to this cyclicality. In each of the last four years we have been profitable, but we reported net losses aggregating to approximately $346 million for the preceding three years. Our ability to sustain profitability in the future will depend on the successful continued implementation of measures to reduce costs and achieve sales goals, as well as the ability to pass on to customers increases in the prices of raw materials and component parts. While we have taken steps to lower operating costs and reduce interest expense, we cannot make assurances that our cost-reduction measures will be successful, that sales will be sustained or increased or that we will achieve a sustained profitability.

A change in our customer relationships or in the financial condition of our customers could adversely affect our business.

We have longstanding relationships with a number of large customers to whom we supply our products. We do not have long-term agreements with these customers. Our success is dependent, to a significant extent, upon the continued strength of these relationships and the growth of our core customers. We often are unable to predict the level of demand for our products from these customers, or the timing of their orders. In addition, the same economic conditions that adversely affect us also often adversely affect our customers. As some of our customers are highly leveraged and have limited access to capital, their continued existence may be uncertain. The loss of a significant customer or unexpected delays in product purchases could adversely affect our business and results of operations.

Demand for new trailers is sensitive to economic conditions over which we have no control and that may further adversely affect our revenues and profitability.

Demand for trailers is sensitive to changes in economic conditions such as the level of employment, consumer confidence, consumer income, new housing starts and the availability of financing and interest rates. During 2007, the credit markets experienced significant instability which resulted in increased default rates. Many lenders have subsequently reduced their willingness to make and tightened their credit requirements with regards to new loans resulting in significant declines in new housing starts.

Such uncertainty in the credit markets and the homebuilding industry as well as other variations in economic conditions, such as rising fuel costs and unpredictable consumer spending habits, could lead to an economic recession. Under such conditions, or other adverse economic conditions, customers and vendors may more likely fail to meet their contractual terms or payment obligations. Such failures may impact our cash flow and ability to repay our indebtedness.

Our technology and products may not achieve market acceptance or competing products could gain market share, which could adversely affect our competitive position.

We continue to optimize and expand our product offerings to meet our customer needs through our established brands, such as DuraPlate®, DuraPlateHD®, FreightPro®, ArcticLite® and Transcraft Eagle®. While we target product development to meet customer needs, there is no assurance that they will be embraced and meet our sales projections. Companies in the truck transportation industry, a very fluid industry in which our customers primarily operate, make frequent changes to maximize their operations and profits.

Over the past several years, we have seen a number of our competitors follow our leadership in the development and use of composite sidewalls that compete directly with our DuraPlate® products. Our product development is focused on maintaining our leadership on these products but competitive pressures may erode our market share or margins. We continue to take steps to protect our proprietary rights in our new products. However, the steps we have taken to protect them may not be sufficient or may not be enforced by a court of law. If we are unable to protect our proprietary rights, other parties may attempt to copy or otherwise obtain or use our products or technology. If competitors are able to use our technology, our ability to compete effectively could be harmed.

We have a limited number of suppliers of raw materials; an increase in the price of raw materials or the inability to obtain raw materials could adversely affect our results of operations.

We currently rely on a limited number of suppliers for certain key components in the manufacturing of our products, such as tires, landing gear, axles and specialty steel coil used in DuraPlate® panels. From time to time, there have been and may in the future be shortages of supplies of raw materials, or our suppliers may place us on allocation, which would have an adverse impact on our ability to meet demand for our products. Raw material shortages and allocations may result in inefficient operations and a build-up of inventory, which can negatively affect our working capital position. In addition, if the price of raw materials was to increase and we were unable to increase our selling prices or reduce our operating costs to offset the price increases, our operating margins would be adversely affected. The loss of any of our suppliers or their inability to meet our price, quality, quantity and delivery requirements could have a significant impact on our results of operations.

Disruption of our manufacturing operations would have an adverse effect on our financial condition and results of operations.

We manufacture our products at two van trailer manufacturing facilities in Lafayette, Indiana, a flatbed trailer facility in Anna, Illinois, and one hardwood floor facility in Harrison, Arkansas. We also have a temporarily idled facility in Mt. Sterling, Kentucky. An unexpected disruption in our production at any of these facilities for any length of time would have an adverse effect on our business, financial condition and results of operations.

The inability to attract and retain key personnel could adversely affect our results of operations.

Our ability to operate our business and implement our strategies depends, in part, on the efforts of our executive officers and other key employees. Our future success depends, in large part, on our ability to attract and retain qualified personnel, including manufacturing personnel, sales professionals and engineers. The unexpected loss of services of any of our key personnel or the failure to attract or retain other qualified personnel could have a material adverse effect on the operation of our business.

The inability to realize additional cost savings could weaken our competitive position.

If we are unable to continue to successfully implement our program of cost reduction and continuous improvement, we may not realize additional anticipated cost savings, which could weaken our competitive position.

Restrictive covenants in our debt instruments could limit our financial and operating flexibility and subject us to other risks.

The agreements governing our indebtedness include certain covenants that restrict, among other things, our ability to:

- incur additional debt;
- pay any distributions, including dividends on our common stock in excess of $20 million per year;
- repurchase our common stock if, among other conditions, immediately after the repurchase we have availability of less than $40 million under our Revolving Facility;
- consolidate, merge or transfer all or substantially all of our assets;
- make certain investments, loans, mergers and acquisitions;
- repurchase our senior convertible notes if, among other conditions, we have availability of less than $40 million under our Revolving Facility immediately after giving effect to the repurchase;
- enter into operating leases with aggregate rentals payable in excess of $10 million during any 12 consecutive months; and
- create certain liens.

Our Revolving Facility requires that no later than May 1, 2008, we do one or more of the following in connection with our Senior Convertible Notes, which are due in August 2008: (i) repurchase all or a portion of the Senior Convertible Notes with the proceeds of a convertible note offering or proceeds from the Revolving Facility, so long as immediately after making any such payment with proceeds of the Revolving Facility we have availability under the Revolving Facility of at least $40 million; (ii) defease any outstanding indebtedness evidenced by the Senior Convertible Notes, so long as immediately after making any such payment we have availability under the Revolving Facility of at least $40 million; or (iii) institute cash reserves equal to any outstanding principal balance of the Senior Convertible Notes, which reserves shall remain in place until all indebtedness evidenced by the Senior Convertible Notes has been paid in full, and shall be used only to pay in full the outstanding indebtedness evidenced by the Senior Convertible Notes, so long as immediately after instituting any cash reserves from the proceeds of the Revolving Facility we have availability under the Revolving Facility of at least $40 million.

Additionally, should our available borrowing capacity drop below $30 million, we would be subject to a minimum fixed charge coverage ratio of 1.1:1.0, which could limit our ability to make capital expenditures and further limit the amount of dividends we could pay.

Our ability to comply with such agreements may be affected by events beyond our control, including prevailing economic, financial and industry conditions. In addition, upon the occurrence of an event of default under our debt agreements, the lenders could elect to declare all amounts outstanding under our debt agreements, together with accrued interest, to be immediately due and payable.

We rely significantly on our integrated Enterprise Resource Planning (ERP) solution to support our operations.

We implemented an ERP system in May 2006 to integrate departments and functions across Wabash, to enhance the ability to service customers and improve to our control environment. During the implementation, we encountered manufacturing inefficiencies that arose in the second and third quarters of 2006 related to parts shortages and issues with inbound logistics that had a detrimental impact on scheduling and production. Since implementation, we have stabilized the system and have proceeded to improve utilization, optimize performance and obtain expected improvements in our operations. However, if these problems recur, our ability to manage operations and the customers we serve could be adversely impacted.

Significant competition in the industry in which we operate may result in our competitors offering new or better products and services or lower prices, which could result in a loss of customers and a decrease in our revenues.

The truck trailer manufacturing industry is highly competitive. We compete with other manufacturers of varying sizes, some of which have substantial financial resources. Barriers to entry in the standard truck trailer manufacturing industry are low. As a result, it is possible that additional competitors could enter the market at any time. In the recent past, manufacturing over-capacity and high leverage of some of our competitors, along with bankruptcies and financial stresses that affected the industry, contributed to significant pricing pressures.

If we are unable to compete successfully with other trailer manufacturers, we could lose customers and our revenues may decline. In addition, competitive pressures in the industry may affect the market prices of our new and used equipment, which, in turn, may adversely affect our sales margins and results of operations.

We are subject to extensive governmental laws and regulations, and our costs related to compliance with, or our failure to comply with, existing or future laws and regulations could adversely affect our business and results of operations.

The length, height, width, maximum weight capacity and other specifications of truck trailers are regulated by individual states. The federal government also regulates certain truck trailer safety features, such as lamps, reflective devices, tires, air-brake systems and rear-impact guards. Changes or anticipation of changes in these regulations can have a material impact on our financial results, as our customers may defer purchasing decisions and we may have to re-engineer products. In addition, we are subject to various environmental laws and regulations dealing with the transportation, storage, presence, use, disposal and handling of hazardous materials, discharge of storm water and underground fuel storage tanks and may be subject to liability associated with operations of prior owners of acquired property.

If we are found to be in violation of applicable laws or regulations in the future, it could have an adverse effect on our business, financial condition and results of operations. Our costs of complying with these or any other current or future environmental regulations may be material. In addition, if we fail to comply with existing or future laws and regulations, we may be subject to governmental or judicial fines or sanctions.

Product liability and other claims.

As a manufacturer of products widely used in commerce, we are subject to regular product liability claims and litigation as well as warranty claims. From time to time claims may involve material amounts and novel legal theories, and any insurance we carry may prove inadequate to insulate us from material liabilities for these claims.

Risks Related to an Investment in Our Common Stock

Our common stock has experienced, and may continue to experience, price volatility and a low trading volume.

The trading price of our common stock has been and may continue to be subject to large fluctuations. Our common stock price may increase or decrease in response to a number of events and factors, including:

- trends in our industry and the markets in which we operate;
- changes in the market price of the products we sell;
- the introduction of new technologies or products by us or our competitors;
- changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;
- operating results that vary from the expectations of securities analysts and investors;
- announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures, financings or capital commitments;

- changes in laws and regulations;
- general economic and competitive conditions; and
- changes in key management personnel.

This volatility may adversely affect the prices of our common stock regardless of our operating performance. The price of our common stock also may be adversely affected if our 3.25% convertible senior notes are converted upon maturity in August 2008. Assuming $104.5 million in aggregate principal amount of these notes are converted at the current conversion price of $18.54, which has been adjusted for the impact of dividend payments, the number of shares of our common stock outstanding would increase by 5.6 million, or approximately 19%.

In addition, our common stock has experienced low trading volume in the past.

ITEM 1B — UNRESOLVED STAFF COMMENTS

None.

ITEM 2 — PROPERTIES

Manufacturing Facilities

We own and operate trailer manufacturing facilities in Lafayette, Indiana and Anna, Illinois, as well as a trailer floor manufacturing facility in Harrison, Arkansas. We also have a trailer manufacturing facility in Mt. Sterling, Kentucky that is currently idle. Our main Lafayette facility is a 1.2 million square foot facility that houses truck trailer and composite material production, tool and die operations, research laboratories and offices. The second Lafayette facility is 0.6 million square feet, primarily used for the production of refrigerated trailers. The plants located in Anna and Mt. Sterling are each approximately 0.1 million square feet. The plant in Anna conducts the manufacturing operations of our flatbed trailer business and the Mt. Sterling facility was also used for that purpose until it was idled. In total, our facilities have the capacity to produce in excess of 100,000 trailers annually on a three-shift, five-day workweek schedule.

Retail and Distribution Facilities

Retail and distribution facilities include 11 full service branches and four locations that sell new and used trailers (three of which are leased). Each sales and service branch consists of an office, parts warehouse and service space, and ranges in size from 20,000 to 50,000 square feet per facility. The 15 branches are located in 11 states.

Wabash-owned properties are subject to security interests held by our bank lenders.

ITEM 3 — LEGAL PROCEEDINGS

Various lawsuits, claims and proceedings have been or may be instituted or asserted against Wabash arising in the ordinary course of business, including those pertaining to product liability, labor and health related matters, successor liability, environmental and possible tax assessments. While the amounts claimed could be substantial, the ultimate liability cannot now be determined because of the considerable uncertainties that exist. Therefore, it is possible that results of operations or liquidity in a particular period could be materially affected by certain contingencies. However, based on facts currently available, management believes that the disposition of matters that are currently pending or asserted will not have a material adverse effect on our financial position, liquidity or results of operations. Costs associated with the litigation and settlement of legal matters are reported within *General and Administrative Expenses* in the Consolidated Statements of Operations.

Brazil Joint Venture

In March 2001, Bernard Krone Indústria e Comércio de Máquinas Agrícolas Ltda. ("BK") filed suit against Wabash in the Fourth Civil Court of Curitiba in the State of Paraná, Brazil. Because of the bankruptcy of BK, this proceeding is now pending before the Second Civil Court of Bankruptcies and Creditors Reorganization of Curitiba, State of Paraná (No. 232/99).

This case grows out of a joint venture agreement between BK and Wabash related to marketing of RoadRailer® trailers in Brazil and other areas of South America. When BK was placed into the Brazilian equivalent of bankruptcy late in 2000, the joint venture was dissolved. BK subsequently filed its lawsuit against Wabash alleging that it was forced to terminate business with other companies because of exclusivity and non-compete clauses purportedly found in the joint venture agreement. BK asserts damages of approximately $8.4 million.

We answered the complaint in May 2001, denying any wrongdoing. We believe that the claims asserted by BK are without merit and we intend to defend our position. We believe that the resolution of this lawsuit will not have a material adverse effect on our financial position, liquidity or future results of operations; however, at this stage of the proceeding no assurances can be given as to the ultimate outcome of the case.

Intellectual Property

In October 2006, we filed a patent infringement suit against Vanguard National Corporation ("Vanguard") regarding U.S. Patent Nos. 6,986,546 and 6,220,651 in the U.S. District Court for the Northern District of Indiana (Civil Action No. 4:06-cv-135); and amended the Complaint in April 2007. In May 2007, Vanguard filed its Answer to the Amended Complaint, along with Counterclaims seeking findings of non-infringement, invalidity, and unenforceability of the subject patents. We filed a reply to Vanguard's counterclaims in May 2007, denying any wrongdoing or merit to the allegations as set forth in the counterclaims.

We believe that the claims asserted by Vanguard are without merit and we intend to defend our position. We believe that the resolution of this lawsuit will not have a material adverse effect on our financial position, liquidity or future results of operations; however, at this stage of the proceeding, no assurance can be given as to the ultimate outcome of the case.

Environmental

In September 2003, we were noticed as a potentially responsible party (PRP) by the U.S. Environmental Protection Agency pertaining to the Motorola 52nd Street (Phoenix, Arizona) Superfund Site pursuant to the Comprehensive Environmental Response, Compensation and Liability Act. PRPs include current and former owners and operators of facilities at which hazardous substances were disposed. EPA's allegation that we were a PRP arises out of the operation of a former branch facility located approximately five miles from the original site, which we acquired and subsequently sold. According to the notice, the site currently encompasses an area of groundwater contaminated by volatile organic compounds seven miles long and one mile wide. The site was placed on the National Priorities List in 1989. Motorola has been operating an interim groundwater containment remedy since 2001. We do not expect that these proceedings will have a material adverse effect on our financial condition or results of operations.

In January 2006, we received a letter from the North Carolina Department of Environment and Natural Resources indicating that a site that we formerly owned near Charlotte, North Carolina has been included on the state's October 2005 Inactive Hazardous Waste Sites Priority List. The letter states that we were being notified in fulfillment of the state's "statutory duty" to notify those who own and those who at present are known to be responsible for each Site on the Priority List. No action is being requested from us at this time. We do not expect that this designation will have a material adverse effect on our financial condition or results of operations.

ITEM 4 — SUBMISSION OF MATTERS TO VOTE OF SECURITY HOLDERS

None.

PART II

ITEM 5 — MARKET FOR REGISTRANT'S COMMON STOCK, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Information Regarding our Common Stock

Our common stock is traded on the New York Stock Exchange (ticker symbol: *WNC*). The number of record holders of our common stock at February 11, 2008 was 1,018.

We resumed paying quarterly dividends of $0.045 per share on our common stock beginning in the first quarter of 2005. Our amended asset-based loan agreement limits the payment of cash dividends to $20 million per year. Payments of cash dividends depend on future earnings, capital availability and financial condition.

High and low stock prices as reported on the New York Stock Exchange for the last two years were:

	High	Low
2006		
First Quarter	$21.39	$18.44
Second Quarter	$20.50	$14.74
Third Quarter	$15.58	$12.15
Fourth Quarter	$15.41	$13.28
2007		
First Quarter	$17.22	$14.50
Second Quarter	$15.81	$13.97
Third Quarter	$14.80	$11.29
Fourth Quarter	$11.60	$ 6.78

Performance Graph

The following graph shows a comparison of cumulative total returns for an investment in our Common Stock, the S&P 500 Composite Index and the Dow Jones Transportation Index. It covers the period commencing December 31, 2002 and ending December 31, 2007. The graph assumes that the value for the investment in our common stock and in each index was $100 on December 31, 2002 and that all dividends were reinvested.

Comparative of Cumulative Total Return
December 31, 2002 through December 31, 2007
among Wabash National Corporation, the S&P 500 Index
and the Dow Jones Transportation Index


400
350
300
250
200
150
100
50
0
2002
2003
2004
2005
2006
2007
Wabash
S&P 500
DJ Trans

Purchases of Our Equity Securities

Our Board of Directors approved an amendment to the current stock repurchase program (Repurchase Program) on July 26, 2007, extending the Repurchase Program from September 15, 2007 to September 15, 2008. The Repurchase Program allows repurchase of common stock up to $50 million. As of December 31, 2007, $25.8 million remained available under the program. Stock repurchases under this program may be made in the open market or in private transactions, at times and in amounts that management deems appropriate. During 2007, we repurchased 700,700 shares for $10.3 million. During the fourth quarter of 2007, no stock repurchases under the Repurchase Program were made and no shares were surrendered or withheld to cover withholding tax obligations upon vesting of restricted stock awards.

In addition, during the fourth quarter of 2007, we repurchased $20.5 million of our Senior Convertible Notes reducing the number of shares that would be converted upon maturity to approximately 5.6 million shares.

ITEM 6 — SELECTED FINANCIAL DATA

The following selected consolidated financial data with respect to Wabash for each of the five years in the period ended December 31, 2007, have been derived from our consolidated financial statements. The following information should be read in conjunction with *Management's Discussion and Analysis of Financial Condition and Results of Operations* and the consolidated financial statements and notes thereto included elsewhere in this Annual Report.

	Years Ended December 31,				
	2007	2006	2005	2004	2003
	(Dollars in thousands, except per share data)				
Statement of Operations Data:					
Net sales	$1,102,544	$1,312,180	$1,213,711	$1,041,096	$887,940
Cost of sales	1,010,823	1,207,687	1,079,196	915,310	806,963
Loss on asset impairment	-	-	-	-	28,500
Gross profit	91,721	104,493	134,515	125,786	52,477
Selling, general and administrative expenses	65,255	66,227	54,521	57,003	61,724
Impairment of goodwill	-	15,373	-	-	-
Income (loss) from operations	26,466	22,893	79,994	68,783	(9,247)
Interest expense	(5,755)	(6,921)	(6,431)	(10,809)	(31,184)
Foreign exchange, net	3,818	(77)	231	463	5,291
Gain (loss) on debt extinguishment	546	-	-	(607)	(19,840)
Other, net	(387)	407	262	1,175	(2,247)
Income (loss) before income taxes	24,688	16,302	74,056	59,005	(57,227)
Income tax expense (benefit)	8,403	6,882	(37,031)	600	-
Net income (loss)	$ 16,285	$ 9,420	$ 111,087	$ 58,405	$ (57,227)
Basic net income (loss) per common share	$ 0.54	$ 0.30	$ 3.57	$ 2.10	$ (2.26)
Diluted net income (loss) per common share	$ 0.52	$ 0.30	$ 3.06	$ 1.80	$ (2.26)
Cash dividends declared per common share	$ 0.18	$ 0.18	$ 0.18	$ -	$ -

	Years Ended December 31,				
	2007	2006	2005	2004	2003
	(Dollars in thousands)				
Balance Sheet Data:					
Working capital	$146,616	$154,880	$213,201	$108,101	$ 41,970
Total assets	$483,582	$556,483	$548,653	$432,046	$397,036
Total debt and capital leases	$104,500	$125,000	$125,500	$127,500	$227,316
Stockholders' equity	$279,929	$277,955	$278,702	$164,574	$ 22,162

ITEM 7 — MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") describes the matters that we consider to be important to understanding the results of our operations for each of the three years in the period ended December 31, 2007, and our capital resources and liquidity as of December 31, 2007. Our discussion begins with our assessment of the condition of the North American trailer industry along with a summary of the actions we have taken to strengthen Wabash. We then analyze the results of our operations for the last three years, including the trends in the overall business and our operations segments, followed by a discussion of our cash flows and liquidity, capital markets events and transactions, our credit facility, and contractual commitments. Continuing, we provide a review of the critical accounting judgments and estimates that we have made that we believe are most important to an understanding of our MD&A and our consolidated financial statements. These are the critical accounting policies that affect the recognition and measurement of our transactions and the balances in our consolidated financial statements. We conclude our MD&A with information on recent accounting pronouncements that we adopted during the year, as well as those not yet adopted that are expected to have an impact on our financial accounting practices.

We have two reportable segments: manufacturing and retail and distribution. The manufacturing segment produces trailers that are sold to customers who purchase trailers directly or through independent dealers and to the retail and distribution segment. The retail and distribution segment includes the sale of new and used trailers, as well as the sale of aftermarket parts and service through our retail branch network.

As part of our commitment to expand our customer base and grow our market leadership, we acquired Transcraft Corporation on March 3, 2006. Transcraft's operating results are included in our consolidated financial statements in the manufacturing segment from the date of acquisition.

Executive Summary

Measured in terms of process yield, productivity and operating effectiveness, 2007 was the best year in our history. Unfortunately, market requirements declined 22% from 2006, which resulted in lower revenues and gross profits. In 2007, we were able to achieve selected price increases despite a soft market and successfully recovered increased cost in our raw materials commodities. We took early and effective actions to control costs in light of a weakening trailer market. We made significant progress toward optimizing the effectiveness and utility of the ERP system we implemented in 2006. We expect the overall trailer market for 2008 to decline further from 2007 and then recover in 2009. We continue to focus on the improvement of our manufacturing and retail operations, expanding our customer base, introducing products that meet customers' needs, exiting non-core operations and strengthening our capital structure.

Operating Performance

We measure our operating performance in four key areas — Safety/Environmental, Quality, Productivity and Cost Reduction. Our objective of being better today than yesterday, and better tomorrow than we are today is simple, straightforward and easily understood by all our associates.

- Safety/Environmental. We have made improvements to our total recordable incident rate resulting in a 10% reduction in our workers compensation costs in 2007 compared to 2006. We maintain ISO 14001 registration of our Environmental Management System. We believe that our improved environmental, health and safety management translates into higher labor productivity and lower costs as a result of less time away from work and improved system management.

- Quality. We monitor product quality on a continual basis through a number of means for both internal and external performance as follows:

  - Internal performance. Our primary internal quality measurement is Process Yield (PY). PY is a performance metric that measures the impact of all aspects of the business on our ability to ship trailers at the end of the production process. In 2007, PY trended positively, exceeding our 2006 performance by 38%. This was due in large part to the integration of our ERP solution.

  - External performance. We actively measure and track our warranty claims and costs. One metric monitored, warranty claims reported within the first three months, improved dramatically from approximately six claims per 100 trailers in 2005 to less than three in 2007. We utilize this information, along with other data, to drive continuous improvement initiatives relative to product quality and reliability. Through these efforts, we continue to realize improved quality, which resulted in decreasing rates of warranty payments for the last four years.

- Productivity. We measure productivity on many fronts. Some key indicators include production line speed, man-hours per trailer and inventory levels. Improvements over the last several years in these areas have translated into significant improvements in our inventory turns, which is a commonly used measure of working capital efficiency, to approximately eight and ten turns per year in 2007 and 2006, respectively.

- Cost Reduction. Since introduction in 2002, we have completed over 540 documented Continuous Improvement (CI) events. In 2007, we focused on productivity enhancements within manufacturing assembly and sub-assembly areas, improving material flow and inventory levels within our supply chain, and waste reduction in key support areas. We deployed a six sigma team to work on key waste reduction initiatives across the enterprise. We also deployed a shop floor problem-solving tool to enhance a culture of daily continuous improvement. We believe the improvements generated to date serve as the foundation for enhanced performance going forward.

Industry Trends

Freight transportation in the U.S., according to the ATA, was estimated to be a $646 billion industry in 2006 (the latest such information available). ATA estimates that approximately 69% of all freight tonnage is carried by trucks at some point during its shipment, accounting for approximately 84% of freight industry revenue in the U.S. Trailer demand is a direct function of the amount of freight to be transported. To monitor the state of the industry, we evaluate a number of indicators related to trailer manufacturing and the transportation industry. Recent trends we have observed include the following:

- ***Transportation / Trailer Cycle.*** Transportation, including trucking, is a cyclical industry that has experienced three cycles over the last 20 years. Truck freight tonnage, according to ATA statistics, has been negative year over year since mid 2006. Recent data suggests that while freight tonnage is not improving, it does not seem to be weakening. The trailer industry generally follows transportation industry cycles. The current cycle began in early 2001 when industry shipments totaled approximately 140,000, reached a peak in 2006 with shipments of approximately 280,000 and is believed to be approaching the bottom in 2008. ACT estimates shipments in 2007 amounted to approximately 217,000 units and will be approximately 187,000 in 2008 and 220,000 in 2009. Our view is generally consistent with that of ACT.

- ***Age of Trailer Fleets.*** During the three-year period ending December 31, 2006 (the latest such information available), the average age of the top 11 publicly traded truckload motor carrier trailer fleets increased from 4 years to 4.5 years. However, the average age of the total population remained relatively unchanged at approximately 6.5 years. The stability of overall fleet age suggests a replacement demand estimated at 185,000 per year.

- ***New Trailer Orders.*** According to ACT, quarterly industry order placement rates have experienced year over year declines in each of the last five quarters through the quarter ended December 31, 2007. Total trailer orders in 2007 were 175,000 units, a 38% decrease from the 282,000 units ordered in 2006.
- ***Other Developments.*** Other developments and our view of their potential impact on the industry include:
  - U.S. federal truck emission regulations took effect on January 1, 2007, resulting in cleaner, yet less fuel-efficient and more costly tractor engines. Trucking companies accelerated purchases of tractors prior to the effective date of the regulation, significantly reducing the historical trailer-to-tractor ratio of 1.5 to 1. In 2010, additional emission regulations are scheduled to take effect which may result in reoccurrence of accelerated truck purchases, again reducing the trailer-to-tractor ratio. We believe that on average the truck-to-trailer ratio is unlikely to return to prior historic norms.
  - Continuing improvements in trailer quality resulting from technological advances like DuraPlate® composite, higher trailer-to-tractor ratios resulting in fewer miles per trailer per year and the increased utilization of trailer tracking could result in reduced trailer demand.
  - Truck driver shortages experienced over the past several years have constrained and are expected to continue to constrain freight market capacity growth. As a result, trucking companies are under increased pressure to look for alternative ways to move freight, leading to more intermodal freight movement. We believe that railroads are at or near capacity, which will limit their ability to grow. We therefore expect that the majority of freight will still be moved by truck.

Results of Operations

The following table sets forth certain operating data as a percentage of net sales for the periods indicated:

	Years Ended December 31,		
	2007	2006	2005
	(Percentage of Net Sales)		
Net sales	100.0%	100.0%	100.0%
Cost of sales	91.7	92.0	88.9
Gross profit	8.3	8.0	11.1
General and administrative expenses	4.5	4.0	3.2
Selling expenses	1.4	1.1	1.3
Impairment of goodwill	-	1.2	-
Income from operations	2.4	1.7	6.6
Interest expense	(0.5)	(0.5)	(0.5)
Foreign exchange, net	0.3	-	-
Income before income taxes	2.2	1.2	6.1
Income tax expense (benefit)	0.7	0.5	(3.1)
Net income	1.5%	0.7%	9.2%

2007 Compared to 2006

Net Sales

Net sales in 2007 were $1.1 billion, a decrease of $209.6 million, or 16.0%, compared to 2006. By business segment, net external sales and related units sold were as follows (in millions, except unit data):

	Year Ended December 31,		
	2007	2006	% Change
Sales by Segment:			
Manufacturing	$ 952.8	$1,120.7	(15.0)
Retail and Distribution	149.7	191.5	(21.8)
Total	$1,102.5	$1,312.2	(16.0)
New Trailers:	(units)		
Manufacturing	43,400	55,500	(21.8)
Retail and Distribution	3,000	3,900	(23.1)
Total	46,400	59,400	(21.9)
Used Trailers	4,400	6,600	(33.3)

Manufacturing segment sales for 2007 were $952.8 million, a decrease of $167.9 million, or 15.0%, compared to 2006. This decrease was primarily due to a decline in van sales of 11,800 units, or approximately $229.6 million, due to weak market demand. This decrease was partially offset by higher average selling prices for vans, which had a positive impact of $67.7 million. Sales price improvements resulted from the effort to offset material price increases and a favorable product mix as we shipped a larger number of the higher-priced refrigerated units and fewer lower-priced FreightPro®, pup trailers and converter dollies in 2007 compared to 2006. Sales of platform units decreased $4.0 million compared to 2006 as the impact of owning Transcraft for an additional two months was more than offset by the decline in volume.

Retail and distribution segment sales were $149.7 million in 2007, a decrease of $41.7 million, or 21.8%, compared to 2006. New and used trailer sales decreased $19.7 million and $19.1 million, respectively, compared to 2006 primarily as a result of the overall decline in the market. Parts and service sales were $40.6 million in 2007, a decrease of $1.6 million, or 3.8%, compared to 2006 due to weak customer demand.

Gross Profit

Gross profit in 2007 was $91.7 million compared to $104.5 million in 2006, a decrease of $12.8 million, or 12.2%. Gross profit as a percent of sales was 8.3% in 2007 compared to 8.0% in 2006. Gross profit by segment was as follows (in millions):

	Year Ended December 31,		
	2007	2006	% Change
Gross Profit by Segment:			
Manufacturing	$82.8	$ 89.5	(7.5)
Retail and Distribution	9.4	15.4	(39.0)
Intercompany Profit Eliminations	(0.5)	(0.4)	
Total	$91.7	$104.5	(12.2)

Manufacturing segment gross profit as a percentage of sales was 8.7% compared to 8.0% in 2006. Gross profit was $82.8 million in 2007, a decrease of $6.7 million, or 7.5%, compared to 2006. The gross profit margin percentage was favorably impacted by increases in the overall average selling prices for new trailers that outpaced increased raw material costs and effective management of operating costs. Offsetting these improvements was the

21.8% decline in new trailer units sold in 2007 compared to 2006. Additionally, we were able to regain operating efficiencies that were adversely impacted in 2006 as a result of implementing a new ERP system. Transcraft's contributions to gross profit increased in 2007 from the prior year period due to Transcraft having an additional two months in the current year.

Retail and distribution segment gross profit in 2007 was $9.4 million, a decrease of $6.0 million, or 39.0%, compared to 2006. As a percentage of sales, gross profit margin was 6.3% compared to 8.0% in 2006, primarily due to declines in new and used trailer unit sales and margins and reduced demand for parts and service.

General and Administrative Expenses

General and administrative expenses decreased $1.6 million to $49.5 million in 2007. The decrease was largely due to reduction in salaries and other employee-related costs which were slightly offset by increases in bad debt expense and legal and technology costs.

Selling Expenses

Selling expenses increased $0.7 million to $15.7 million in 2007 primarily due to an increase in employee-related costs and the impact of reporting Transcraft an additional two months in 2007 as compared to 2006.

Other Income (Expense)

Foreign exchange, net for 2007 includes $3.3 million of accumulated foreign currency translation gains recognized as a result of the sale of our Canadian branches. Upon finalization of this sale, the operational activities pertaining to this entity were considered substantially liquidated as of December 31, 2007, and, in accordance with FASB Statement No. 52, *Foreign Currency Translation*, all accumulated foreign currency translation gains were recognized.

Gain on debt extinguishment in 2007 of $0.5 million represents the gain recognized on the extinguishment of $20.5 million of our Senior Convertible Notes, which were purchased at a discount to par value, net of related deferred debt issuance costs.

Income Taxes

In 2007, we recognized income tax expense of $8.4 million compared to tax expense of $6.9 million in 2006. The effective rate for 2007 was 34.0%. This rate is lower than the U.S. Federal statutory rate as it includes recognition of a portion of the benefit of certain tax deductions related to the liquidation of our Canadian subsidiary of $0.8 million. As of December 31, 2007, we had $62.6 million of remaining U.S. federal income tax net operating loss carryforwards, which will expire in 2022 if unused, and which may be subject to other limitations on use under IRS rules.

In 2006, we recognized the reversal of valuation allowance and reserves primarily resulting from the settlement of certain state income tax positions totaling $4.8 million. We also recognized $5.6 million of valuation allowance against foreign losses incurred during the year.

2006 Compared to 2005

Net Sales

Net sales in 2006 were $1.3 billion, an increase of $98.5 million, or 8.1%, compared to 2005. By business segment, net external sales and related units sold were as follows (in millions, except unit data):

	Year Ended December 31,		
	2006	2005	% Change
Sales by Segment:			
Manufacturing	$1,120.7	$ 968.4	15.7%
Retail and Distribution	191.5	245.3	(21.9%)
Total	$1,312.2	$1,213.7	8.1%
New Trailers:	(units)		
Manufacturing	55,500	50,500	9.9%
Retail and Distribution	3,900	5,600	(30.4%)
Total	59,400	56,100	5.9%
Used Trailers	6,600	6,000	10.0%

Manufacturing segment sales in 2006 were $1.1 billion, an increase of $152.3 million, or 15.7%, compared to 2005. The increase was primarily due to the inclusion of $95.0 million in sales, or approximately 4,600 units, from Transcraft since the date of acquisition and increased average selling prices for van trailers as van unit volumes were flat. The average selling prices for van trailers increased approximately 5.3% from 2005 due to our ability to pass along a portion of the increases in material costs and changes in product mix as more higher-priced refrigerated units and fewer lower-priced convertible dollies and containers were sold compared to the prior year.

Retail and distribution segment sales were $191.5 million in 2006, a decrease $53.8 million, or 21.9%, compared to 2005. New trailer sales in this segment decreased $45.8 million and sales for parts and service declined $7.5 million in 2006 primarily as a result of fewer retail outlets in operation during 2006. Used trailer sales were comparable with the prior year although selling prices were less favorable in 2006 due to product mix.

Gross Profit

Gross profit in 2006 was $104.5 million compared to $134.5 million in 2005, a decrease of $30.0 million or 22.3%. Gross profit as a percent of sales was 8.0% in 2006 compared to 11.1% in 2005. As discussed below, both of our segments were impacted as follows (in millions):

	Year Ended December 31,		
	2006	2005	% Change
Gross Profit by Segment:			
Manufacturing	$ 89.5	$112.9	(20.7%)
Retail and Distribution	15.4	19.8	(22.2%)
Intercompany Profit Eliminations	(0.4)	1.8	
Total Gross Profit	$104.5	$134.5	(22.3%)

Manufacturing segment gross profit in 2006 decreased $23.4 million or 20.7%. Gross profit as a percentage of sales was 8.0% in 2006 compared to 11.7% in 2005. The decrease in gross profit and gross profit as a percentage of sales was largely due to the impact of higher raw material costs, primarily steel and aluminum. These were offset by gross profit contributions from Transcraft of $17.4 million since the date of acquisition. Additionally, the decrease was driven by manufacturing inefficiencies that arose in the second and third quarters of 2006 related to parts shortages and issues with inbound logistics that had a detrimental impact on scheduling and production. These inefficiencies were primarily the result of issues arising from the implementation of our new ERP system.

Retail and distribution segment gross profit in 2006 was $15.4 million, a decrease of $4.4 million, or 22.2% compared to 2005. This was a result of lower sales, primarily driven by fewer retail outlets in 2006 as compared with 2005. The retail and distribution segment's gross profit as a percent of sales was 8.0% in 2006, compared to 8.1% in 2005.

General and Administrative Expenses

General and administrative expense increased $11.9 million to $51.2 million in 2006 from $39.3 million in 2005. The increase was largely due to the inclusion of $6.4 million from Transcraft since the date of acquisition, including $4.0 million of amortization expense for intangible assets acquired. Outside professional fees related to ERP implementation of $1.7 million, higher stock-based compensation costs of $1.5 million, primarily the result of adoption of SFAS No. 123(R), and $1.5 million of additional amortization of our new ERP system, also contributed to the increase. These increases were slightly offset by a decrease of $1.2 million in employee compensation.

Impairment of Goodwill

As part of the preparation of our financial statements, we conducted our annual impairment test of goodwill as of October 1, 2006 and determined that the goodwill within the Retail and Distribution reporting unit was impaired. We determined that the book value of the reporting unit exceeded the estimated fair market value of the reporting unit as determined using the present value of expected future cash flows on the assessment date. After calculating the implied fair value of the goodwill by deducting the fair value of all tangible and intangible net assets of the reporting unit from the fair value of the reporting unit, it was determined that the recorded goodwill of $15.4 million was impaired. The goodwill impairment was the result of the revised outlook as determined by our budgeting process for future periods. Future periods are being impacted by recent changes in the pattern of used trailer grade activity by larger fleet operators resulting in longer trade cycles and increased levels of direct sales of used trailers by customers. These changes impact both the profitability of used trailer sales and parts and services operations. Also impacting future periods is the continued reduction of our retail locations.

Other Income (Expense)

Interest expense increased $0.5 million, or 7.6%, in 2006 to $6.9 million due to increased average borrowings during the year as our cost of borrowing remained relatively flat.

Income Taxes

In 2006, we recognized income tax expense of $6.9 million compared to a tax benefit of $37.0 million in 2005. The effective rate for 2006 was 42.2%. This rate includes recognition of the reversal of valuation allowance and reserves, primarily resulting from the settlement of certain state income tax positions totaling $4.8 million. We also recognized $5.6 million of valuation allowance against foreign losses incurred during the year. As of December 31, 2006, we had approximately $70 million of remaining U.S. federal income tax net operating loss carryforwards, which will expire in 2022 if unused, and which may be subject to other limitations on use under Internal Revenue Service rules.

In 2005, we determined that a portion of our previously reserved deferred tax assets were more likely than not realizable based on criteria set forth in SFAS No. 109. As a result, we reversed $37.3 million of valuation allowance previously recorded and, additionally, we utilized $30.0 million of net operating losses (NOL) to offset 2005 income.

Liquidity and Capital Resources

<u>**Capital Structure**</u>

Today, our capital structure is comprised of a mix of equity and debt. As of December 31, 2007, our debt to equity ratio is approximately 0.4:1.0. Our objective is to generate operating cash flows sufficient to fund normal working capital requirements, to fund capital expenditures, to be positioned to take advantage of market opportunities, to pay dividends and to fund potential stock repurchases.

Debt Amendment

On March 6, 2007, we entered into a Second Amended and Restated Loan and Security Agreement (Revolving Facility) with our lenders. The Revolving Facility replaced our prior facility. The Revolving Facility increased the capacity under the facility from $125 million to $150 million, subject to a borrowing base, and extended the maturity date of the facility from September 30, 2007 to March 6, 2012.

On September 24, 2007, we entered into Amendment No. 1 to the Revolving Facility. This amendment increases our borrowing capacity under the Revolving Facility from $150 million to $200 million, subject to a borrowing base, and allows borrowing under the Revolving Facility to fund the repurchase of our $125 million Senior Convertible Notes, subject to the conditions set forth in the Amendment.

We have the option to increase the credit facility by up to an additional $50 million during the term of the facility, subject to a borrowing base. The lenders under the Revolving Facility are under no obligation to provide any additional commitments and any increase in commitments will be subject to customary conditions precedent.

Interest Rate and Fees. Borrowings under the Revolving Facility bear interest at a rate equal to, at our option, either (1) a base rate determined as Bank of America, N.A.'s prime rate for commercial loans; or (2) a LIBOR rate determined on the basis of the offered rates for deposits in U.S. dollars, for a period of time comparable to the applicable interest rate period, which appears on the Telerate page 3750 as of 11a.m. (London time), on the day that is two London banking days preceding the first day of the interest period, in each case plus an applicable margin. The applicable margin for borrowings under the Revolving Facility ranges from 0.00% to 0.75% for base rate borrowings and 1.25% to 2.25% for LIBOR borrowings, subject to adjustment based on the average availability under the Revolving Facility.

In addition to paying interest on the outstanding principal under the Revolving Facility, we are required to pay an annual agency fee to our administrative agent in the amount of $50,000 each year the Revolving Facility is outstanding other than the first year. We are also required to pay an unused line fee equal to 0.25% on the unused portion of the Revolving Facility and other customary fees.

Mandatory Repayments. If we receive proceeds from the sale of any collateral or certain other dispositions, we are required to repay a sum equal to 100% of the net proceeds (including insurance payments but net of costs and taxes incurred in connection with the sale or event). If we issue any additional indebtedness (excluding any indebtedness issued in connection with a refinancing of our Senior Convertible Notes), we are required to repay a sum equal to 100% of the net proceeds of the issuance of the indebtedness. If we issue equity other than certain customary exceptions, we are required to repay a sum equal to 50% of the net proceeds of the issuance.

Further, if we receive proceeds from any tax refunds, indemnity payments or pension plan reversions, we are required to repay a sum equal to 100% of the proceeds.

Any repayment shall be applied to reduce the outstanding principal balance of the Revolving Facility but shall not permanently reduce the capacity to borrow under the facility.

If an event of default has occurred, we may be required to repay the outstanding balance under the Revolving Facility, together with accrued and unpaid interest thereon and all other fees and obligations accrued thereunder.

Voluntary Repayments. We may repay the outstanding balance under the Revolving Facility from time to time without premium or penalty other than customary breakage costs with respect to LIBOR loans. In addition, we may opt to reduce the capacity under the Revolving Facility in an aggregate amount not to exceed $25 million during the term of the Revolving Facility. Upon 30 days prior written notice, we may terminate the Revolving Facility if we have satisfied all outstanding obligations under the Revolving Facility and cash collateralized any outstanding letters of credit and letters of credit guaranties.

Guarantees and Security. Certain of our subsidiaries unconditionally guarantee all obligations under the Revolving Facility. All obligations under the Revolving Facility, and the guarantees of those obligations, are secured, subject to certain exceptions, by a first-priority security interest in, or pledge of, certain personal and real property of the Company and certain direct and indirect subsidiaries, including inventory, accounts, certain investment property, shares of capital stock in each domestic subsidiary, general intangibles, intellectual property, certain security and deposit accounts and certain related assets and proceeds of the foregoing.

Certain Covenants and Events of Default. The Revolving Facility includes certain covenants that restrict, among other things and subject to certain exceptions, our ability and the ability of our subsidiaries to:

- incur additional debt;
- pay any distributions, including dividends on our common stock in excess of $20 million per year;
- repurchase our common stock if, among other conditions, immediately after the repurchase we have availability of less than $40 million under the Revolving Facility;
- consolidate, merge or transfer all or substantially all of our assets;
- make certain investments, loans, mergers and acquisitions;
- repurchase our senior convertible notes if, among other conditions, we have availability of less than $40 million under the Revolving Facility immediately after giving effect to the repurchase;
- enter into material transactions with affiliates unless in the ordinary course, upon fair and reasonable terms and no less favorable than would be obtained in a comparable arms-length transaction;
- use proceeds from the Revolving Facility to make payment on certain indebtedness, excluding certain payments relating to our Senior Convertible Notes and indebtedness incurred in connection with a repurchase of our Senior Convertible Notes;
- amend the terms of certain indebtedness;
- sell, lease or dispose of certain assets;
- amend our organizational documents in certain circumstances;
- enter into operating leases with aggregate rentals payable in excess of $10 million during any 12 consecutive months;
- change in any material respect the nature of our business conducted as of March 6, 2007; and
- create certain liens.

Additionally, should our available borrowing capacity drop below $30 million, we would be subject to a minimum fixed charge coverage ratio of 1.1:1.0 which could limit our ability to make capital expenditures and stock repurchases and further limit the amount of dividends we could pay.

The Revolving Facility requires that no later than May 1, 2008, we do one or more of the following in connection with our Senior Convertible Notes, which are due in August 2008: (i) repurchase all or a portion of the Senior Convertible Notes with the proceeds of a convertible note offering or proceeds from the Revolving Facility, so long as immediately after making any such payment with proceeds of the Revolving Facility we have availability under the Revolving Facility of at least $40 million; (ii) defease any outstanding indebtedness evidenced by the Senior Convertible Notes, so long as immediately after making any such payment we have availability under the Revolving Facility of at least $40 million; or (iii) institute cash reserves equal to any outstanding principal balance of the Senior Convertible Notes, which reserves shall remain in place until all indebtedness evidenced by the Senior Convertible Notes has been paid in full, and shall be used only to pay in full the outstanding indebtedness evidenced by the Senior Convertible Notes, so long as immediately after instituting any cash reserves from the proceeds of the Revolving Facility we have availability under the Revolving Facility of at least $40 million.

The Revolving Facility also contains additional customary affirmative covenants and events of default, including among other events, certain cross defaults, business disruption, condemnation and change in ownership.

Cash Flow

Cash provided by operating activities in 2007 amounted to $59.3 million compared to $51.8 million in 2006. The increase was primarily a result of a $19.0 million improvement in working capital offset by an $11.5 million reduction in net income, adjusted for non-cash items, as compared to the prior year period. The following is a discussion of factors impacting certain working capital items in 2007 as compared to the prior year:

- Accounts receivable decreased $41.7 million during 2007 compared to a decrease of $26.1 million in 2006. Days sales outstanding (DSO), a measure of working capital efficiency that measures the amount of time a receivable is outstanding, was approximately 25 days in 2007 compared to 28 days in 2006. The improvement in DSO was primarily due to the timing of collections.
- Inventory decreased $20.0 million during 2007 compared to an increase of $20.3 million in 2006. The 2007 decrease is primarily due to lower raw material inventories resulting from reduced trailer demand and improved inventory management. Prior year raw material inventory includes the impact of the advance procurement of tires required to ensure availability of product.
- Accounts payable and accrued liabilities decreased $48.5 million in 2007 compared to a decrease of $15.6 million in 2006. The year over year change is due to lower raw material inventory levels, improved inventory management and lower production volume.

Investing activities used $11.1 million during 2007 compared to $75.1 million in 2006. The decrease of $64.0 million from the prior year was primarily due to the Transcraft acquisition in the first quarter of 2006. The current year includes the additional purchase price payment of $4.5 million based on Transcraft's achievement of 2006 performance targets.

Financing activities used $36.9 million during 2007, including $19.9 million used to retire $20.5 million of our Senior Convertible Notes.

As of December 31, 2007, our liquidity position, defined as cash on hand and available borrowing capacity, amounted to approximately $205.3 million and total debt and lease obligations amounted to approximately $109.3 million, including $4.8 million of off-balance sheet operating leases. During 2008, we are required to extinguish our Senior Convertible Notes of which $104.5 million aggregate principal amount were outstanding at December 31, 2007. We currently anticipate funding this extinguishment through cash on hand and available borrowings under the Revolving Facility. After considering this extinguishment, we expect that in 2008, we will be able to generate sufficient cash flow from operations to fund our anticipated working capital, capital expenditures and quarterly dividend payments.

Capital Expenditures

Capital spending amounted to $6.7 million for 2007 and is anticipated to be approximately $10 million for 2008. Spending in 2008 will primarily be targeted on cost reduction projects in our manufacturing facilities as we continue to implement our strategy of low-cost production of quality trailers. Activities are currently underway at our Transcraft facility in Anna, Illinois and at our trailer floor facility in Harrison, Arkansas to implement various continuous improvement and lean manufacturing initiatives. Evaluation of production costs at our main Lafayette, Indiana facility is in progress and the outcome of that evaluation may increase capital spending for 2008 above the $10.0 million anticipated amount.

Outlook

According to the most recent ACT estimates, total trailer industry shipments for 2008 are expected to be down 14% from 2007 to approximately 187,000 units. ACT estimates that sales in 2009 will recover to 2007 levels or approximately 220,000 units. The biggest concerns going into 2008 relate to the global economy, especially housing and construction-related markets in the U.S. Management's expectation is that the trailer industry will soften further before starting to recover in the second half of the year.

By product type, ACT is estimating that van trailer shipments will be down approximately 15% in 2008 compared to 2007 with the decline in reefer units being more pronounced than that of dry vans. Total van trailer shipments are expected to total 129,000 units in 2008 compared to 152,000 units in 2007. ACT is estimating that platform trailer shipments will decline approximately 20% in 2008. The decrease in the demand for trailers reflect the weakness of truck freight, which has trended down since the latter part of 2006 as a result of general economic conditions and, more particularly, declines in new home construction and automotive.

We believe we are in a strong position in the industry because: (1) our core customers are among the dominant participants in the trucking industry; (2) our DuraPlate® trailer continues to have increased market acceptance; (3) our focus is on developing solutions that reduce our customers' trailer maintenance costs; and (4) we expect some expansion of our presence into the mid-market carriers. In 2007, we added approximately 40 new mid-market customers accounting for orders of over 2,800 new trailers. Since implementing our mid-market sales strategy four years ago, we have added 260 new mid-market customers accounting for orders for over 18,500 new trailers.

Pricing will be difficult in 2008 due to weak demand and fierce competitive activity. Raw material and component costs are expected to continue to trend upward based on world commodity prices for oil, steel and aluminum. As has been our policy, we will endeavor to pass along raw material and component price increases to our customers. We have a focus on continuing to develop innovative new products that both add value to our customers' operations and allow us to continue to differentiate our products from the competition to increase profitability.

Contractual Obligations and Commercial Commitments

A summary of payments of our contractual obligations and commercial commitments, both on and off balance sheet, as of December 31, 2007 are as follows (in millions):

	2008	2009	2010	2011	2012	Thereafter	Total
DEBT (excluding interest):							
Senior Convertible Notes	$104.5	$ -	$ -	$ -	$ -	$ -	$104.5
Bank Revolver (due 2012)	-	-	-	-	-	-	-
TOTAL DEBT	$104.5	$ -	$ -	$ -	$ -	$ -	$104.5
OTHER:							
Operating Leases	$ 2.1	$ 1.3	$ 0.8	$ 0.2	$ 0.2	$ 0.2	$ 4.8
TOTAL OTHER	$ 2.1	$ 1.3	$ 0.8	$ 0.2	$ 0.2	$ 0.2	$ 4.8
OTHER COMMERCIAL COMMITMENTS:							
Letters of Credit	$ 7.3	$ -	$ -	$ -	$ -	$ -	$ 7.3
Purchase Commitments	15.7	-	-	-	-	-	15.7
Residual Guarantees	-	0.5	-	-	-	-	0.5
TOTAL OTHER COMMERCIAL COMMITMENTS	$ 23.0	$ 0.5	$ -	$ -	$ -	$ -	$ 23.5
TOTAL OBLIGATIONS	$129.6	$ 1.8	$ 0.8	$ 0.2	$ 0.2	$ 0.2	$132.8

Residual guarantees represent commitments related to certain new trailer sales transactions prior to 2002, where we had entered into agreements to guarantee end-of-term residual value. The agreements also contain an option for us to purchase the used equipment at a predetermined price. We have purchase options of $0.5 million on the aforementioned trailers.

Operating leases represent the total future minimum lease payments.

We have $15.7 million in purchase commitments through June 2008 for aluminum, which is within normal production requirements.

Significant Accounting Policies and Critical Accounting Estimates

Our significant accounting policies are more fully described in Note 2 to our consolidated financial statements. Certain of our accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. These judgments are based on our historical experience, terms of existing contracts, our evaluation of trends in the industry, information provided by our customers and information available from other outside sources, as appropriate.

We consider an accounting estimate to be critical if:

- it requires us to make assumptions about matters that were uncertain at the time we were making the estimate; and
- changes in the estimate or different estimates that we could have selected would have had a material impact on our financial condition or results of operations.

The table below presents information about the nature and rationale for our critical accounting estimates:

Balance Sheet Caption	Critical Estimate Item	Nature of Estimates Required	Assumptions/ Approaches Used	Key Factors
Other accrued liabilities and other noncurrent liabilities	Warranty	Estimating warranty requires us to forecast the resolution of existing claims and expected future claims on products sold.	We base our estimate on historical trends of units sold and payment amounts, combined with our current understanding of the status of existing claims, recall campaigns and discussions with our customers.	Failure rates and estimated repair costs
Accounts receivable, net	Allowance for doubtful accounts	Estimating the allowance for doubtful accounts requires us to estimate the financial capability of customers to pay for products.	We base our estimates on historical experience, the time an account is outstanding, customer's financial condition and information from credit rating services.	Customer financial condition
Inventories	Lower of cost or market write-downs	We evaluate future demand for products, market conditions and incentive programs.	Estimates are based on recent sales data, historical experience, external market analysis and third party appraisal services.	Market conditions Product type
Property, plant and equipment, goodwill, intangible assets, and other assets	Valuation of long-lived assets and investments	We are required periodically to review the recoverability of certain of our assets based on projections of anticipated future cash flows, including future profitability assessments of various product lines.	We estimate cash flows using internal budgets based on recent sales data, and independent trailer production volume estimates.	Future production estimates Discount rate
Deferred income taxes	Recoverability of deferred tax assets - in particular, net operating loss carry-forwards	We are required to estimate whether recoverability of our deferred tax assets is more likely than not based on forecasts of taxable earnings.	We use projected future operating results, based upon our business plans, including a review of the eligible carry-forward period, tax planning opportunities and other relevant considerations.	Variances in future projected profitability, including by taxing entity Tax law changes

In addition, there are other items within our financial statements that require estimation, but are not as critical as those discussed above. Changes in estimates used in these and other items could have a significant effect on our consolidated financial statements. The determination of the fair market value of new and used trailers is subject to variation, particularly in times of rapidly changing market conditions. A 5% change in the valuation of our inventories would be approximately $6 million.

Other

Inflation

We have historically been able to offset the impact of rising costs through productivity improvements as well as selective price increases. As a result, inflation has not had, and is not expected to have, a significant impact on our business.

New Accounting Pronouncements

Income Taxes

On January 1, 2007, we adopted the Financial Accounting Standards Board (FASB) Final Interpretation Number 48, "Accounting for Uncertainty in Income Taxes" (FIN 48). We have no adjustment to report in respect of the effect of adoption of FIN 48.

Our policy with respect to interest and penalties associated with reserves or allowances for uncertain tax positions is to classify such interest and penalties in income tax expense in the Statements of Operations. As of December 31, 2007, the total amount of unrecognized income tax benefits computed under FIN 48 was approximately $10.5 million, all of which, if recognized, would impact our effective income tax rate. As of December 31, 2007, we had recorded a total of $0.4 million of accrued interest and penalties related to uncertain tax positions. We foresee no significant changes to the facts and circumstances underlying its reserves and allowances for uncertain income tax positions as reasonably possible during the next 12 months. As of December 31, 2007, we are subject to unexpired statutes of limitation for U.S. federal income taxes for the years 2001-2007. We are also subject to unexpired statutes of limitation for Indiana state income taxes for the years 2001-2007.

Fair Value Measurements

In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements.* The Statement provides guidance for using fair value to measure assets and liabilities and only applies when other standards require or permit the fair value measurement of assets and liabilities. It does not expand the use of fair value measurement. In February 2008, the FASB agreed to defer the effective date to fiscal years beginning after November 15, 2008, for certain nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. For these financial and nonfinancial assets and liabilities that are remeasured at least annually, this statement is effective for fiscal years beginning after November 15, 2007. The adoption of this Statement is not expected to have a material impact on our financial position, results of operations or cash flows.

Fair Value Option

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. This Statement is effective for fiscal years beginning after November 15, 2007. The adoption of this Statement is not expected to have a material impact on our financial position, results of operations or cash flows.

ITEM 7A — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In addition to the risks inherent in our operations, we have exposure to financial and market risk resulting from volatility in commodity prices, interest rates and foreign exchange rates. The following discussion provides additional detail regarding our exposure to these risks.

a. Commodity Price Risks

We are exposed to fluctuation in commodity prices through the purchase of raw materials that are processed from commodities such as aluminum, steel, wood and polyethylene. Given the historical volatility of certain commodity prices, this exposure can significantly impact product costs. Historically, we have managed aluminum price changes by entering into fixed price contracts with our suppliers. As of December 31, 2007, we had $15.7 million in raw material purchase commitments through June 2008 for materials that will be used in the production process. We typically do not set prices for our products more than 45-90 days in advance of our commodity purchases and can, subject to competitive market conditions, take into account the cost of the commodity in setting our prices for each order. To the extent that we are unable to offset the increased commodity costs in our product prices, our results would be materially and adversely affected.

b. Interest Rates

As of December 31, 2007, we had no floating rate debt outstanding. For 2007, we maintained an average floating rate borrowing level of $1.0 million under our revolving line of credit. Based on this average borrowing level, a hypothetical 100 basis-point increase in the floating interest rate from the current level would not have a material impact to interest expense over a one-year period. This sensitivity analysis does not account for the change in the competitive environment indirectly related to the change in interest rates and the potential managerial action taken in response to these changes.

ITEM 8 — FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Annual Report

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Wabash National Corporation

We have audited the accompanying consolidated balance sheets of Wabash National Corporation as of December 31, 2007 and 2006, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wabash National Corporation at December 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 11 to the Consolidated Financial Statements, effective January 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," an interpretation of Financial Accounting Standards No. 109.

As discussed in Note 9 to the Consolidated Financial Statements, the Company adopted Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment," in 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Wabash National Corporation's internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 14, 2008 expressed an unqualified opinion thereon.

ERNST & YOUNG LLP

Indianapolis, Indiana
February 14, 2008

WABASH NATIONAL CORPORATION

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands)

	December 31, 2007	December 31, 2006
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 41,224	$ 29,885
Accounts receivable, net	68,752	110,462
Inventories	113,125	133,133
Deferred income taxes	14,514	26,650
Prepaid expenses and other	4,046	4,088
Total current assets	241,661	304,218
PROPERTY, PLANT AND EQUIPMENT, net	122,063	129,325
DEFERRED INCOME TAXES	2,772	-
GOODWILL	66,317	66,692
INTANGIBLE ASSETS	32,498	35,998
OTHER ASSETS	18,271	20,250
	$483,582	$556,483
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 40,787	$ 90,632
Other accrued liabilities	54,258	58,706
Total current liabilities	95,045	149,338
LONG-TERM DEBT	104,500	125,000
DEFERRED INCOME TAXES	-	1,556
OTHER NONCURRENT LIABILITIES AND CONTINGENCIES	4,108	2,634
STOCKHOLDERS' EQUITY:		
Preferred stock, 25,000,000 shares authorized, no shares issued or outstanding	-	-
Common stock 75,000,000 shares authorized, $0.01 par value, 29,842,945 and 30,480,034 shares issued and outstanding, respectively	321	319
Additional paid-in capital	347,143	342,737
Retained deficit	(42,058)	(52,887)
Accumulated other comprehensive income	-	2,975
Treasury stock at cost, 1,675,600 and 974,900 common shares, respectively	(25,477)	(15,189)
Total stockholders' equity	279,929	277,955
	$483,582	$556,483

The accompanying notes are an integral part of these Consolidated Statements.

WABASH NATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in thousands, except per share amounts)

	Years Ended December 31,		
	2007	2006	2005
NET SALES	$1,102,544	$1,312,180	$1,213,711
COST OF SALES	1,010,823	1,207,687	1,079,196
Gross profit	$ 91,721	$ 104,493	$ 134,515
GENERAL AND ADMINISTRATIVE EXPENSES	49,512	51,157	39,301
SELLING EXPENSES	15,743	15,070	15,220
IMPAIRMENT OF GOODWILL	-	15,373	-
Income from operations	$ 26,466	$ 22,893	$ 79,994
OTHER INCOME (EXPENSE):			
Interest expense	(5,755)	(6,921)	(6,431)
Foreign exchange, net	3,818	(77)	231
Gain on debt extinguishment	546	-	-
Other, net	(387)	407	262
Income before income taxes	$ 24,688	$ 16,302	$ 74,056
INCOME TAX EXPENSE (BENEFIT)	8,403	6,882	(37,031)
Net income	$ 16,285	$ 9,420	$ 111,087
COMMON STOCK DIVIDENDS DECLARED	$ 0.18	$ 0.18	$ 0.18
BASIC NET INCOME PER SHARE	$ 0.54	$ 0.30	$ 3.57
DILUTED NET INCOME PER SHARE	$ 0.52	$ 0.30	$ 3.06
COMPREHENSIVE INCOME			
Net income	$ 16,285	$ 9,420	$ 111,087
Reclassification adjustment for foreign exchange gains included in net income	(3,322)	-	-
Foreign currency translation adjustment	347	617	649
NET COMPREHENSIVE INCOME	$ 13,310	$ 10,037	$ 111,736

The accompanying notes are an integral part of these Consolidated Statements.

WABASH NATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(Dollars in thousands)

	Common Stock		Additional Paid-In	Retained Earnings	Other Comprehensive	Treasury	
	Shares	Amount	Capital	(Deficit)	Income (Loss)	Stock	Total
BALANCES, December 31, 2004	30,807,370	$309	$325,512	$(162,097)	$ 2,129	$ (1,279)	$164,574
Net income for the year	-	-	-	111,087	-	-	111,087
Foreign currency translation	-	-	-	-	649	-	649
Foreign currency translation realized on asset disposal	-	-	-	-	(420)	-	(420)
Stock-based compensation	58,867	2	1,545	-	-	-	1,547
Stock repurchase	(189,000)	-	-	-	-	(3,366)	(3,366)
Common stock dividends	-	-	-	(5,643)	-	-	(5,643)
Tax benefit from stock-based compensation	-	-	6,253	-	-	-	6,253
Common stock issued under:							
Employee stock bonus plan	5,220	-	116	-	-	-	116
Stock option plan	391,281	4	3,751	-	-	-	3,755
Outside directors' plan	6,220	-	150	-	-	-	150
BALANCES, December 31, 2005	31,079,958	$315	$337,327	$ (56,653)	$ 2,358	$ (4,645)	$278,702
Net income for the year	-	-	-	9,420	-	-	9,420
Foreign currency translation	-	-	-	-	617	-	617
Stock-based compensation	14,492	3	3,975	-	-	-	3,978
Stock repurchase	(726,300)	-	-	-	-	(10,544)	(10,544)
Common stock dividends	-	-	-	(5,654)	-	-	(5,654)
Tax benefit from stock-based compensation	-	-	352	-	-	-	352
Common stock issued under:							
Employee stock bonus plan	970	-	4	-	-	-	4
Stock option plan	90,278	1	761	-	-	-	762
Outside directors' plan	20,636	-	318	-	-	-	318
BALANCES, December 31, 2006	30,480,034	$319	$342,737	$ (52,887)	$ 2,975	$(15,189)	$277,955
Net income for the year	-	-	-	16,285	-	-	16,285
Foreign currency translation	-	-	-	-	347	-	347
Foreign currency translation realized on disposition of Canadian subsidiary	-	-	-	-	(3,322)	-	(3,322)
Stock-based compensation	46,734	2	4,356	-	-	-	4,358
Stock repurchase	(716,068)	-	(214)	-	-	(10,288)	(10,502)
Common stock dividends	-	-	-	(5,456)	-	-	(5,456)
Tax benefit from stock-based compensation	-	-	(125)	-	-	-	(125)
Common stock issued under:							
Stock option plan	10,636	-	74	-	-	-	74
Outside directors' plan	21,609	-	315	-	-	-	315
BALANCES, December 31, 2007	29,842,945	$321	$347,143	$ (42,058)	$ -	$(25,477)	$279,929

The accompanying notes are an integral part of these Consolidated Statements.

WABASH NATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	Years Ended December 31,		
	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 16,285	$ 9,420	$111,087
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	19,467	20,598	15,547
Net loss (gain) on the sale of assets	116	(796)	344
Foreign exchange gain on disposition of Canadian subsidiary	(3,322)	-	-
Gain on debt extinguishment	(546)	-	-
Deferred income taxes	8,182	7,744	(37,347)
Excess tax benefits from stock-based compensation	(33)	(352)	-
Stock-based compensation	4,358	3,978	1,547
Impairment of goodwill	-	15,373	-
Changes in operating assets and liabilities:			
Accounts receivable	41,710	26,141	(43,565)
Finance contracts	7	1,497	3,623
Inventories	19,958	(20,332)	(13,704)
Prepaid expenses and other	6	1,716	(141)
Accounts payable and accrued liabilities	(48,487)	(15,649)	12,395
Other, net	1,625	2,431	714
Net cash provided by operating activities	$ 59,326	$ 51,769	$ 50,500
CASH FLOWS FROM INVESTING ACTIVITIES:			
Capital expenditures	(6,714)	(12,931)	(30,880)
Acquisition, net of cash acquired	(4,500)	(69,307)	-
Proceeds from the sale of property, plant and equipment	147	7,121	11,736
Net cash used in investing activities	$ (11,067)	$ (75,117)	$(19,144)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from exercise of stock options	74	762	3,755
Excess tax benefits from stock-based compensation	33	352	-
Borrowings under revolving credit facilities	103,721	243,313	15,414
Payments under revolving credit facilities	(103,721)	(243,313)	(15,414)
Payments under long-term debt obligations	(19,852)	(500)	(2,000)
Repurchase of common stock	(11,668)	(9,164)	(3,366)
Common stock dividends paid	(5,507)	(5,654)	(4,236)
Net cash used in financing activities	$ (36,920)	$ (14,204)	$ (5,847)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$ 11,339	$ (37,552)	$ 25,509
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	29,885	67,437	41,928
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 41,224	$ 29,885	$ 67,437
Supplemental disclosures of cash flow information:			
Cash paid during the period for:			
Interest	$ 4,870	$ 5,266	$ 4,814
Income taxes paid, net	$ 890	$ 41	$ 739

The accompanying notes are an integral part of these Consolidated Statements.

WABASH NATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF THE BUSINESS

Wabash National Corporation (the Company) designs, manufactures and markets standard and customized truck trailers and intermodal equipment under the Wabash®, DuraPlate®, DuraPlateHD®, FreightPro®, ArcticLite®, RoadRailer®, Transcraft®, Eagle®, Eagle II® and D-Eagle® trademarks. The Company's wholly-owned subsidiary, Wabash National Trailer Centers, Inc. (WNTC), sells new and used trailers through its retail network and provides aftermarket parts and service for the Company's and competitors' trailers and related equipment.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Basis of Consolidation

The consolidated financial statements reflect the accounts of the Company and its wholly-owned and majority-owned subsidiaries. All significant intercompany profits, transactions and balances have been eliminated in consolidation. Certain reclassifications have been made to prior periods to conform to the current year presentation. These reclassifications had no effect on net income for the periods previously reported.

b. Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that directly affect the amounts reported in its consolidated financial statements and accompanying notes. Actual results could differ from these estimates.

c. Foreign Currency Accounting

The financial statements of the Company's Canadian subsidiary have been translated into U.S. dollars in accordance with Financial Accounting Standards Board (FASB) Statement No. 52, *Foreign Currency Translation*. Assets and liabilities have been translated using the exchange rate in effect at the balance sheet date. Revenues and expenses have been translated using a weighted-average exchange rate for the period. The resulting translation adjustments are recorded as *Accumulated Other Comprehensive Income* in Stockholders' Equity. Gains or losses resulting from foreign currency transactions are included in *Foreign Exchange, net* on the Company's Consolidated Statements of Operations.

As a result of the sale of the remaining assets assigned to the Company's Canadian subsidiary, the operational activities pertaining to this entity have been considered substantially liquidated as of December 31, 2007, and, in accordance with FASB Statement No. 52, *Foreign Currency Translation*, the Company has recorded all accumulated foreign currency translation gains of $3.3 million to *Foreign Exchange, net* in the Consolidated Statement of Operations.

d. Revenue Recognition

The Company recognizes revenue from the sale of trailers and aftermarket parts when the customer has made a fixed commitment to purchase the trailers for a fixed or determinable price, collection is reasonably assured under the Company's billing and credit terms and ownership and all risk of loss has been transferred to the buyer, which is normally upon shipment to or pick up by the customer. Revenues exclude all taxes collected from the customer.

e. Used Trailer Trade Commitments and Residual Value Guarantees

The Company has commitments with certain customers to accept used trailers on trade for new trailer purchases. These commitments arise in the normal course of business related to future new trailer orders at the time a new trailer order is placed by the customer. The Company acquired used trailers of approximately $21.0 million, $36.9 million and $55.3 million in 2007, 2006 and 2005, respectively. As of December 31, 2007 and 2006, the Company had approximately $23.8 million and $18.0 million, respectively, of outstanding trade commitments. On occasion, the amount of the trade allowance provided for in the used trailer commitments may exceed the net realizable value of the underlying used trailer. In these instances, the Company's policy is to recognize the loss related to these commitments at the time the new trailer revenue is recognized. The net realizable value of the used trailers subject to the remaining outstanding trade commitments was estimated by the Company to be approximately $23.0 million and $16.6 million as of December 31, 2007 and 2006, respectively.

In connection with certain new trailer sale transactions prior to 2002, the Company had entered into agreements to guarantee end-of-term residual values, which include the option for the Company to purchase the used equipment at a pre-determined price. Since 2002, the Company has not provided any additional used trailer residual guarantees. The Company recognizes a loss contingency for used trailer residual commitments for the difference between the equipment's purchase price and its fair value when it becomes probable that the purchase price at the guarantee date will exceed the equipment's fair market value at that date.

Under these agreements, future guarantee payments that may be required as of December 31, 2007 were a total of $0.5 million in 2009. In relation to the guarantees, as of December 31, 2007 and 2006, the Company recorded loss contingencies of $0.4 million and less than $0.1 million, respectively.

f. Cash and Cash Equivalents

Cash equivalents consist of highly liquid investments, which are readily convertible into cash and have maturities of three months or less.

g. Accounts Receivable

Accounts receivable are shown net of allowance for doubtful accounts and primarily include trade receivables. The Company records and maintains a provision for doubtful accounts for customers based upon a variety of factors including the Company's historical experience, the length of time the account has been outstanding and the financial condition of the customer. If the circumstances related to specific customers were to change, the Company's estimates with respect to the collectibility of the related accounts could be further adjusted. Provisions to the allowance for doubtful accounts are charged to *General, Administrative and Selling Expenses* in the Consolidated Statements of Operations. The activity in the allowance for doubtful accounts was as follows (in thousands):

	Years Ended December 31,		
	2007	2006	2005
Balance at beginning of year	$1,417	$1,807	$ 2,985
Expense (income)	560	36	(98)
Write-offs, net	(207)	(426)	(1,080)
Balance at end of year	$1,770	$1,417	$ 1,807

h. Inventories

Inventories are primarily stated at the lower of cost, determined on the first-in, first-out (FIFO) method, or market. The cost of manufactured inventory includes raw material, labor and overhead. Inventories consist of the following (in thousands):

	December 31,	
	2007	2006
Raw materials and components	$ 29,666	$ 50,398
Work in progress	1,023	1,157
Finished goods	64,772	64,299
Aftermarket parts	5,324	5,770
Used trailers	12,340	11,509
	$113,125	$133,133

i. Prepaid Expenses and Other

Prepaid expenses and other as of December 31, 2007 and 2006 were $4.0 million and $4.1 million, respectively. Prepaid expenses and other primarily included items such as insurance premiums and computer software maintenance.

j. Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Maintenance and repairs are charged to expense as incurred, while expenditures that extend the useful life of an asset are capitalized. Depreciation is recorded using the straight-line method over the estimated useful lives of the depreciable assets. The estimated useful lives are up to 33 years for buildings and building improvements and range from three to ten years for machinery and equipment. Depreciation expense on property, plant and equipment was $13.1 million, $12.8 million and $12.3 million for 2007, 2006 and 2005, respectively.

Property, plant and equipment consist of the following (in thousands):

	December 31, 2007	December 31, 2006
Land	$ 21,468	$ 21,147
Buildings and building improvements	89,045	88,218
Machinery and equipment	148,508	144,353
Construction in progress	3,028	4,545
	262,049	258,263
Less accumulated depreciation	(139,986)	(128,938)
	$ 122,063	$ 129,325

k. Goodwill

The changes in the carrying amount of goodwill by reportable segment are as follows (in thousands):

	Manufacturing	Retail and Distribution	Total
Balance as of January 1, 2006	$18,357	$ 14,661	$ 33,018
Effects of foreign currency	–	712	712
Acquisition — Transcraft	48,335	–	48,335
Impairment	–	(15,373)	(15,373)
Balance as of December 31, 2006	$66,692	$ –	$ 66,692
Acquisition adjustment — Transcraft	(375)	–	(375)
Balance as of December 31, 2007	$66,317	$ –	$ 66,317

In accordance with Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets*, the Company tests goodwill for impairment on an annual basis or more frequently if an event occurs or circumstances change that could more likely than not reduce the fair value of a reporting unit below its carrying amount. The Company estimates fair value based upon the present value of future cash flows. In estimating the future cash flows, the Company takes into consideration the overall and industry economic conditions and trends, market risk of the Company and historical information.

The Company conducted its annual impairment test as of October 1, 2007 and determined that no impairment of goodwill existed for the Company's reporting units within the manufacturing reportable segment.

In 2006, as part of the Company's annual impairment test, it determined that the goodwill within the retail and distribution reporting unit was impaired. The Company determined that the book value of the reporting unit exceeded the estimated fair value of the reporting unit as determined using the present value of expected future cash flows on the assessment date. After calculating the implied fair value of the goodwill by deducting the fair value of all tangible and intangible net assets of the reporting unit from the fair value of the reporting unit, it was determined that the recorded goodwill of $15.4 million was impaired. The goodwill impairment in 2006 was the result of the revised outlook as determined by Company's budgeting process for future periods. Future periods were being impacted by changes in the pattern of used trailer trade activity by larger fleet operators resulting in longer trade cycles and increased levels of direct sales of the used trailers by customers. These changes impact both the profitability of used trailers and parts and services operations. Also impacting future periods is the continued reduction of our retail locations.

l. Intangible Assets

The Company has intangible assets including patents, licenses, trade names, trademarks, customer relationships and technology costs, which are being amortized on a straight-line basis over periods ranging up to 20 years. As of December 31, 2007 and 2006, the Company had gross intangible assets of $54.0 million. Amortization expense for 2007, 2006 and 2005 was $3.5 million, $4.6 million and $0.9 million, respectively, and is estimated to be $3.4 million, $3.1 million, $3.1 million, $3.0 million and $3.0 million for years 2008 through 2012.

m. Other Assets

The Company capitalizes the cost of computer software developed or obtained for internal use in accordance with Statement of Position No. 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use*. Capitalized software is amortized using the straight-line method over three to seven years. As of December 31, 2007 and 2006, the Company had software costs, net of amortization, of $12.4 million and $14.1 million, respectively. Amortization expense for 2007, 2006 and 2005 was $2.4 million, $1.6 million and $0.1 million, respectively.

n. Long-Lived Assets

Long-lived assets are reviewed for impairment in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, whenever facts and circumstances indicate that the carrying amount may not be recoverable. Specifically, this process involves comparing an asset's carrying value to the estimated undiscounted future cash flows the asset is expected to generate over its remaining life. If this process were to result in the conclusion that the carrying value of a long-lived asset would not be recoverable, a write-down of the asset to fair value would be recorded through a charge to operations. Fair value is determined based upon discounted cash flows or appraisals as appropriate.

o. Other Accrued Liabilities

The following table presents the major components of *Other Accrued Liabilities* (in thousands):

	Years Ended December 31,	
	2007	2006
Warranty	$17,246	$14,978
Payroll and related taxes	10,040	13,020
Self-insurance	8,548	8,742
Accrued taxes	5,951	6,536
Customer deposits	4,616	8,257
All other	7,857	7,173
	$54,258	$58,706

The following table presents the changes in the product warranty accrual included in *Other Accrued Liabilities* (in thousands):

	2007	2006
Balance as of January 1	$14,978	$10,217
Provision for warranties issued in current year	4,181	5,333
Additional provisions for pre-existing warranties	2,291	3,547
Transcraft acquisition	–	2,100
Payments	(4,204)	(6,219)
Balance as of December 31	$17,246	$14,978

The Company's warranty policy generally provides coverage for components of the trailer the Company produces or assembles. Typically, the coverage period is five years for trailers sold prior to 2005. Beginning in 2005, the coverage period for DuraPlate® trailer panels was extended to ten years, with all other components remaining at five years. The Company's policy is to accrue the estimated cost of warranty coverage at the time of the sale.

The following table presents the changes in the self-insurance accrual included in *Other Accrued Liabilities* (in thousands):

	Self-Insurance Accrual
Balance as of January 1, 2006	$ 7,733
Expense	26,295
Payments	(25,286)
Balance as of December 31, 2006	$ 8,742
Expense	27,436
Payments	(27,630)
Balance as of December 31, 2007	$ 8,548

The Company is self-insured up to specified limits for medical and workers' compensation coverage. The self-insurance reserves have been recorded to reflect the undiscounted estimated liabilities, including claims incurred but not reported, as well as catastrophic claims as appropriate.

p. Income Taxes

The Company determines its provision or benefit for income taxes under the asset and liability method. The asset and liability method measures the expected tax impact at current enacted rates of future taxable income or deductions resulting from differences in the tax and financial reporting basis of assets and liabilities reflected in the Consolidated Balance Sheets. Future tax benefits of tax losses and credit carryforwards are recognized as deferred tax assets. Deferred tax assets are reduced by a valuation allowance to the extent the Company concludes there is uncertainty as to their realization.

q. New Accounting Pronouncements

Fair Value Measurements. In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements.* The Statement provides guidance for using fair value to measure assets and liabilities and only applies when other standards require or permit the fair value measurement of assets and liabilities. It does not expand the use of fair value measurement. In February 2008, the FASB agreed to defer the effective date to fiscal years beginning after November 15, 2008 for certain nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. For these financial and nonfinancial assets and liabilities that are remeasured at least annually, this statement is effective for fiscal years beginning after November 15, 2007. The adoption of this Statement is not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Fair Value Option. In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. This Statement is effective for fiscal years beginning after November 15, 2007. The adoption of this Statement is not expected to have a material impact on the Company's financial position, results of operations or cash flows.

3. FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, *Disclosures About Fair Value of Financial Instruments*, requires disclosure of fair value information for certain financial instruments. The differences between the carrying amounts and the estimated fair values, using the methods and assumptions listed below, of the Company's financial instruments at December 31, 2007, and 2006 were immaterial, with the exception of the Senior Convertible Notes.

Cash and Cash Equivalents, Accounts Receivable and Accounts Payable. The carrying amounts reported in the Consolidated Balance Sheets approximate fair value.

Long-Term Debt. The fair value of long-term debt is estimated based on current quoted market prices for similar issues or debt with the same maturities. The interest rates on the Company's bank borrowings under its Bank Facility are adjusted regularly to reflect current market rates. The estimated fair value of the Company's Senior Convertible Notes, based on market quotes, approximates carrying value at both December 31, 2007 and 2006, respectively.

4. ACQUISITION

As part of the Company's commitment to expand its customer base and grow its market leadership, Wabash acquired all of the outstanding shares of Transcraft on March 3, 2006, for approximately $73.8 million in cash, including a payment of $4.5 million in 2007 based on Transcraft's achievement of 2006 performance targets.

Unaudited Pro forma Results

The results of Transcraft are included in the Consolidated Statements of Operations from the date of acquisition. The following unaudited pro forma information is shown below as if the acquisition of Transcraft had been completed as of the beginning of each fiscal year presented (in thousands, except per share amounts):

	Twelve Months Ended December 31,	
	2006	2005
Net sales	$1,343,137	$1,310,864
Income from operations	28,629	90,123
Net income	9,840	117,164
Basic net income per share	0.32	3.76
Diluted net income per share	0.31	3.22

The information presented above is for informational purposes only and is not necessarily indicative of the actual results that would have occurred had the acquisition been consummated at the beginning of the respective period, nor are they necessarily indicative of future operating results of the combined companies under the ownership and management of the Company.

5. PER SHARE OF COMMON STOCK

Per share results have been computed based on the average number of common shares outstanding. The computation of basic and diluted net income per share is determined using net income applicable to common stockholders as the numerator and the number of shares included in the denominator as follows (in thousands, except per share amounts):

	Years Ended December 31,		
	2007	2006	2005
Basic net income per share:			
Net income applicable to common stockholders	$16,285	$ 9,420	$111,087
Weighted average common shares outstanding	30,060	31,102	31,139
Basic net income per share	$ 0.54	$ 0.30	$ 3.57
Diluted net income per share:			
Net income applicable to common stockholders	$16,285	$ 9,420	$111,087
After-tax equivalent of interest on convertible notes	2,905	–	4,914
Diluted net income applicable to common stockholders	$19,190	$ 9,420	$116,001
Weighted average common shares outstanding	30,060	31,102	31,139
Dilutive stock options/shares	207	189	276
Convertible notes equivalent shares	6,549	–	6,542
Diluted weighted average common shares outstanding	36,816	31,291	37,957
Diluted net income per share	$ 0.52	$ 0.30	$ 3.06

Average diluted shares outstanding in 2006 exclude the antidilutive effects of the Company's Senior Convertible Notes, for which the after-tax equivalent of interest on convertible notes was $3.0 million and the convertible notes equivalent shares were 6.6 million.

The computation of diluted earnings per share excludes options to purchase 632,826, 395,706 and 180,485 shares of common stock in 2007, 2006 and 2005, respectively, because the impact of such options would have been antidilutive.

6. OTHER LEASE ARRANGEMENTS

The Company leases office space, manufacturing, warehouse and service facilities and equipment under operating leases, the majority of which expire through 2010. Future minimum lease payments required under these other lease commitments as of December 31, 2007 are as follows (in thousands):

	Payments
2008	$2,118
2009	1,287
2010	823
2011	227
2012	156
Thereafter	225
	$4,836

Total rental expense was $4.5 million, $4.7 million and $3.2 million for 2007, 2006 and 2005, respectively.

7. DEBT

a. Long-term debt

Long-term debt as of December 31, 2007 and 2006 was $104.5 million and $125.0 million, respectively.

Annual Report

b. Senior Convertible Notes

The Company had $104.5 million of five-year senior unsecured convertible notes (convertible notes) at December 31, 2007, which are currently convertible into approximately 5.6 million shares of the Company's common stock. The convertible notes have a conversion price of $18.54, which has been adjusted for the impact of cash dividend payments, or a rate of 53.9278 shares per $1,000 principal amount of note. The conversion feature of the convertible notes is subject to further adjustment in connection with the payment of future cash dividends. As a result of any future payment of a cash dividend, upon any conversion of the notes, the Company would be required to issue additional shares of common stock. The convertible notes bear interest at 3.25% per annum payable semi-annually on February 1 and August 1.

The Company's Senior Convertible Notes are, if not converted, due on August 1, 2008. In accordance with SFAS No. 6, *Classification of Short-Term Obligations Expected to be Refinanced,* the Company has the intent and the ability to refinance the Senior Convertible Notes on a long-term basis by utilizing the available capacity on the Company's Revolving Facility. Thus, the Company has reflected the Senior Convertible Notes as long-term debt as of December 31, 2007.

During the fourth quarter of 2007, the Company retired $20.5 million of the Senior Convertible Notes.

c. Bank Facility

On March 6, 2007, the Company entered into a Second Amended and Restated Loan and Security Agreement (Revolving Facility) with its lenders. The Revolving Facility replaced the Company's prior facility. The Revolving Facility increased the capacity under the facility from $125 million to $150 million, subject to a borrowing base, and extended the maturity date of the facility from September 30, 2007 to March 6, 2012.

On September 24, 2007, the Company entered into Amendment No. 1 to the Revolving Facility. This amendment increases the Company's borrowing capacity under the Revolving Facility from $150 million to $200 million, subject to a borrowing base, and allows borrowing under the Revolving Facility to fund the repurchase of the Company's $125 million Senior Convertible Notes, subject to the conditions set forth in the Amendment.

The Company has the option to increase the credit facility by up to an additional $50 million during the term of the facility, subject to a borrowing base. The lenders under the Revolving Facility are under no obligation to provide any additional commitments and any increase in commitments will be subject to customary conditions precedent.

All obligations under the Revolving Facility, and the guarantees of those obligations, are secured, subject to certain exceptions, by substantially all assets of the Company.

The Revolving Facility includes certain covenants that restrict, among other things and subject to certain exceptions, the Company's ability and the ability of its subsidiaries to:

- incur additional debt;
- pay any distributions, including dividends on our common stock in excess of $20 million per year;
- repurchase the Company's common stock if, among other conditions, immediately after the repurchase the Company has availability of less than $40 million under the Revolving Facility;
- consolidate, merge or transfer all or substantially all of the Company's assets;
- make certain investments, loans, mergers and acquisitions;
- repurchase the Company's senior convertible notes if, among other conditions, the Company has availability of less than $40 million under the Revolving Facility immediately after giving effect to the repurchase;
- enter into material transactions with affiliates unless in the ordinary course, upon fair and reasonable terms and no less favorable than would be obtained in a comparable arms-length transaction;
- use proceeds from the Revolving Facility to make payment on certain indebtedness, excluding certain payments relating to the Senior Convertible Notes and indebtedness incurred in connection with a repurchase of the Senior Convertible Notes;

- amend the terms of certain indebtedness;
- sell, lease or dispose of certain assets;
- amend our organizational documents in certain circumstances;
- enter into operating leases with an aggregate rentals payable in excess of $10 million during any 12 consecutive months;
- change in any material respect the nature of our business conducted as of March 6, 2007; and
- create certain liens.

Additionally, should the Company's available borrowing capacity drop below $30 million, the Company would be subject to a minimum fixed charge coverage ratio of 1.1:1.0 which could limit its ability to make capital expenditures and stock repurchases and further limit the amount of dividends it could pay. Also, the definition of earnings before interest, taxes, depreciation and amortization (EBITDA) was further amended to exclude expenses relating to the issuance of any new convertible indebtedness.

The Revolving Facility requires that no later than May 1, 2008, the Company do one or more of the following in connection with its Senior Convertible Notes, which are due in August 2008: (i) repurchase all or a portion of the Senior Convertible Notes with the proceeds of a convertible note offering or proceeds from the Revolving Facility, so long as immediately after making any such payment with proceeds of the Revolving Facility the Company has availability under the Revolving Facility of at least $40 million; (ii) defease any outstanding indebtedness evidenced by the Senior Convertible Notes, so long as immediately after making any such payment the Company has availability under the Revolving Facility of at least $40 million; or (iii) institute cash reserves equal to any outstanding principal balance of the Senior Convertible Notes, which reserves shall remain in place until all indebtedness evidenced by the Senior Convertible Notes has been paid in full, and shall be used only to pay in full the outstanding indebtedness evidenced by the Senior Convertible Notes, so long as immediately after instituting any cash reserves from the proceeds of the Revolving Facility the Company has availability under the Revolving Facility of at least $40 million.

The Revolving Facility also contains additional customary affirmative covenants and events of default, including among other events, certain cross defaults, business disruption, condemnation and change in ownership.

Borrowings under the Revolving Facility bear interest at a variable rate based on the London Interbank Offer Rate (LIBOR) or a base rate determined by the lender's prime rate plus an applicable margin, as defined in the agreement. The applicable margin for borrowings under the Amendment ranges from 0.00% to 0.75% for base rate borrowings and 1.25% to 2.25% for LIBOR borrowings, subject to adjustment based on the average availability under the Revolving Facility. Until March 6, 2012, the applicable margin is 0.00% for base rate borrowings and 1.25% for LIBOR borrowings. The Company also pays a commitment fee on the unused portion of the facility at a rate of 0.25%. All interest and fees are paid monthly.

As of December 31, 2007 and 2006, borrowing capacity available to the Company was $164.1 million and $117.5 million, respectively.

As of December 31, 2007, the 30-day LIBOR was 4.6%. For the quarter ended December 31, 2007, the weighted average interest rate was 4.9%.

As of December 31, 2007, the Company was in compliance with all covenants of the Amendment.

8. STOCKHOLDERS' EQUITY

a. Common Stock

On July 26, 2007, the Company's Board of Directors approved an amendment to the current stock repurchase program (Repurchase Program) extending the Repurchase Program from September 15, 2007 to September 15, 2008. The Repurchase Program allows repurchases of common stock up to $50 million. As of December 31, 2007, $25.8 million remained available under the program. Stock repurchases under this program may be made in the open market or in private transactions, at times and in amounts that management deems appropriate.

In 2007 and 2006, the Company declared dividends of $5.5 million and $5.7 million, respectively.

b. Preferred Stock

Effective December 29, 2005, in connection with the expiration of the Company's prior Stockholder Rights Plan, the Company's Board of Directors adopted resolutions eliminating the Series A Junior Participating Preferred Stock authorized by the Company.

On December 28, 2005, in connection with the adoption of a Stockholders Rights Plan discussed further below, the Company's Board of Directors adopted resolutions creating a series of 300,000 shares of Preferred Stock designated as Series D Junior Participating Preferred Stock, par value $.01 per share. As of December 31, 2007, the Company had no shares issued or outstanding.

The Board of Directors has the authority to issue up to 25 million shares of unclassified preferred stock and to fix dividends, voting and conversion rights, redemption provisions, liquidation preferences and other rights and restrictions.

c. Stockholders' Rights Plan

On December 28, 2005, the Company's Board of Directors adopted a Stockholders' Rights Plan (the "Rights Plan") replacing a similar plan that expired. The Rights Plan is designed to deter coercive or unfair takeover tactics in the event of an unsolicited takeover attempt. It is not intended to prevent a takeover of Wabash on terms that are favorable and fair to all stockholders and will not interfere with a merger approved by the Board of Directors. Each right entitles stockholders to buy one one-thousandth of a share of Series D Junior Participating Preferred Stock at an exercise price of $120. The rights will be exercisable only if a person or a group acquires or announces a tender or exchange offer to acquire 20% or more of the Company's common stock or if the Company enters into other business combination transactions not approved by the Board of Directors. In the event the rights become exercisable, the Rights Plan allows for the Company's stockholders to acquire stock of Wabash or the surviving corporation, whether or not Wabash is the surviving corporation having a value twice that of the exercise price of the rights. The rights will expire December 28, 2015 or are redeemable for $0.01 per right by the Company's Board of Directors under certain circumstances.

9. STOCK-BASED COMPENSATION

Description of the Plans

In May 2007, the Company adopted the 2007 Omnibus Incentive Plan. This plan provides for the issuance of stock appreciation rights (SARs), restricted stock and the granting of common stock options to directors, officers and other eligible employees and makes available approximately 3.5 million shares for issuance.

Stock Options. The 2007 Omnibus Incentive Plan allows eligible employees to purchase shares of common stock at a price not less than market price at the date of grant. Under the terms of the 2007 Omnibus Incentive Plan, up to an aggregate of approximately 3.5 million shares are reserved for issuance, subject to adjustment for stock dividends, recapitalizations and the like. Options granted to employees under the 2007 Omnibus Incentive Plan vest in annual installments over three to five years depending upon the grant. Options granted to non-employee directors of the Company are fully vested and exercisable six months after the date of grant. All options granted expire ten years after the date of grant.

Restricted Stock. The 2007 Omnibus Incentive Plan also allows for the Company to grant to certain key employees and outside directors shares of the Company's stock to be earned over time and based on achievement of specific corporate financial performance metrics. These shares are valued at the market price on the date of grant.

Adoption of FASB Statement No. 123(R), "Share-Based Payment"

The Company adopted SFAS No. 123 (revised 2004), *Share-Based Payment* on January 1, 2006 (SFAS No. 123(R)). SFAS No. 123(R), which revised SFAS No. 123, *Accounting for Stock-Based Compensation,* superseded APB Opinion No. 25, *Accounting for Stock Issued to Employees,* and amends

SFAS No. 95, *Statement of Cash Flows*. SFAS No. 123(R) requires that all share-based payments to employees, including grants of employee stock options, be recognized in the financial statements based upon their fair value. The Company had previously followed APB No. 25, in accounting for its stock options and accordingly, no compensation cost had been previously expensed.

The Company has adopted SFAS No. 123(R) using the modified prospective method. Under this transition method, compensation cost has been recognized for all share-based payments in the consolidated financial statements in 2006 and 2007 based upon the fair value of the stock or option grant. Prior period results have not been restated. The Company will value new awards granted subsequent to the adoption of SFAS No. 123(R) using a binomial model. The Company believes valuing awards using a binomial model provides a better estimate of fair value versus the Black-Scholes-Merton formula used in valuing previous awards. The Company's policy is to recognize expense for awards subject to graded vesting using the straight-line attribution method. The amount of after-tax compensation cost related to nonvested stock options and restricted stock not yet recognized was $6.6 million at December 31, 2007, for which the expense will be recognized through 2010.

As a result of adopting SFAS No. 123(R) on January 1, 2006, the Company has incurred additional stock-based compensation expense of $2.3 million ($1.4 million after tax and approximately $0.05 per basic and $0.04 per diluted earnings per share) and $2.0 million ($1.2 million after tax and approximately $0.04 per basic and diluted earnings per share) related to stock options for the years ending 2007 and 2006, respectively.

Prior to the adoption of SFAS No. 123(R), the Company presented all tax benefits of deductions resulting from the exercise of stock options as operating cash flows in the Consolidated Statements of Cash Flows. SFAS No. 123(R) requires the cash flows resulting from the tax benefits from tax deductions in excess of the compensation cost recognized for those options (excess tax benefits) to be classified as financing cash flows. The excess tax benefits classified as a financing cash inflow that would have been classified as an operating cash inflow if the Company had not adopted SFAS No. 123(R) were less than $0.1 million and $0.4 million for the years ending December 31, 2007 and 2006, respectively.

SFAS No. 123(R), as amended, required pro forma presentation as if compensation costs had been expensed under the fair value method. For purposes of pro forma disclosure, the estimated fair value of stock options at the grant date is amortized to expense over the vesting period. The following table illustrates the effect on net income and net income per share as if compensation expense had been recognized (in thousands, except for per share amounts):

	Year Ended December 31, 2005
Reported net income	$111,087
Pro forma stock-based employee compensation expense (net of tax)	(4,027)
Stock-based employee compensation expense recorded (net of tax)	1,547
Pro forma net income	$108,607
Basic net income per share:	
Reported net income per share	$ 3.57
Pro forma net income per share	$ 3.49
Diluted net income per share:	
Reported net income per share	$ 3.06
Pro forma net income per share	$ 2.99

Annual Report

Stock Options and Stock Related Grants

Restricted Stock

In May 2007, the Compensation Committee approved a grant of 249,250 shares of restricted stock to employees, which will vest at the end of the three years from the grant date. These grants are forfeitable in the event of terminated employment prior to vesting. The restricted stock includes the right to vote and receive dividends.

During 2007, 2006 and 2005, the Company granted 250,900, 272,890 and 171,390 shares, respectively, of restricted stock with aggregate fair values on the date of grant of $3.6 million, $4.5 million and $4.5 million, respectively. The grants vest over time, ranging from two to five years, or based on the achievement of specified corporate financial performance metrics.

In 2007, 2006 and 2005, the Company recorded compensation expense of $2.1 million, $2.0 million and $1.5 million, respectively, related to restricted stock.

A summary of all restricted stock activity granted under the Company's 2007 Omnibus Incentive Plan and prior incentive plans for the periods indicated below is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value
Restricted Stock Outstanding at December 31, 2006	447,135	$20.42
Granted	250,900	$14.17
Vested	(46,645)	$20.72
Forfeited	(29,738)	$19.33
Restricted Stock Outstanding at December 31, 2007	621,652	$17.92

The total fair value of restricted stock that vested during 2007, 2006 and 2005 was $0.6 million, $0.2 million and $1.5 million, respectively.

Stock Options

In May 2007, the Compensation Committee approved a grant of 579,250 stock options to employees with an exercise price equal to the fair market value of the underlying common stock at the date of grant. These options will vest ratably over a three-year period. Expense will be recognized using the straight-line attribution method.

Using a binomial option valuation model, the estimated fair value of the options granted in 2007 and 2006 were $7.02 and $8.23 per option, respectively. The estimated fair value of options granted in 2005 using the Black-Scholes-Merton model was $12.29. Expected volatility is based upon the Company's historical experience. Principal weighted-average assumptions used in applying these models were as follows:

Valuation Assumptions	2007	2006	2005
Risk-free interest rate	4.86%	4.95%	3.99%
Expected volatility	51.7%	49.7%	51.5%
Expected dividend yield	1.27%	1.07%	0.68%
Expected term	6 yrs.	6 yrs.	5 yrs.

A summary of all stock option activity granted under the Company's 2007 Omnibus Incentive Plan and prior incentive plans for the periods indicated below is as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value ($ in millions)
Options Outstanding at December 31, 2006	1,189,880	$16.58		
Granted	587,750	$14.17		
Exercised	(10,636)	$15.36		$0.1
Forfeited	(43,980)	$21.08		
Expired	(46,500)	$28.42		
Options Outstanding at December 31, 2007	1,676,514	$15.35	7.2	$ -
Options Exercisable at December 31, 2007	859,198	$15.30	5.5	$ -

The total intrinsic value of options exercised during 2007, 2006 and 2005 was $0.1 million, $0.7 million and $6.5 million, respectively.

The following table summarizes information about stock options outstanding as of December 31, 2007:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Life	Weighted Average Exercise Price	Number Exercisable at 12/31/07	Weighted Average Exercise Price
$6.68 - $10.01	436,938	4.8	$ 8.97	436,938	$ 8.97
$10.02 - $13.35	5,500	8.0	$12.06	1,500	$12.95
$13.36 - $16.69	602,750	9.0	$14.24	26,000	$15.34
$16.70 - $20.03	303,060	8.3	$16.82	104,466	$16.83
$20.04 - $23.36	55,775	2.7	$21.28	55,108	$21.29
$23.37 - $26.70	157,798	6.2	$24.04	156,131	$24.04
$26.71 - $30.04	114,693	7.0	$26.93	79,055	$26.93

10. EMPLOYEE SAVINGS PLANS

Substantially all of the Company's employees are eligible to participate in a defined contribution plan that qualifies as a safe harbor plan under Section 401(k) of the Internal Revenue Code. The Company also provides a non-qualified defined contribution plan for senior management and certain key employees. Both plans provide for the Company to match, in cash, a percentage of each employee's contributions up to certain limits. The Company's matching contribution and related expense for these plans was approximately $3.9 million, $3.7 million and $3.2 million for 2007, 2006 and 2005, respectively.

11. INCOME TAXES

a. Income Before Income Taxes

The consolidated income before income taxes for 2007, 2006 and 2005 consists of the following:

	2007	2006	2005
Domestic	$23,480	$ 32,441	$75,520
Foreign	1,208	(16,139)	(1,464)
Total income before income taxes	$24,688	$ 16,302	$74,056

b. Income Tax Expense (Benefit)

The consolidated income tax expense (benefit) for 2007, 2006 and 2005 consists of the following components (in thousands):

	2007	2006	2005
Current:			
U.S. Federal	$ -	$ 976	$ 1,301
Foreign	13	-	-
State	333	(1,838)	(985)
Deferred	8,057	7,744	(37,347)
Total consolidated expense (benefit)	$8,403	$ 6,882	$(37,031)

The Company's following table provides a reconciliation of differences from the U.S. Federal statutory rate of 35% as follows (in thousands):

	2007	2006	2005
Pretax book income	$24,688	$16,302	$ 74,056
Federal tax expense at 35% statutory rate	8,641	5,706	25,920
State and local income taxes	1,012	1,300	3,625
U.S. federal alternative minimum tax	-	-	1,095
Reversal of tax valuation allowance and reserves	-	(4,763)	(37,347)
Provisions for (utilization of) valuation allowance for net operating losses — U.S.	124	(219)	(29,981)
Foreign taxes	(424)	5,649	512
Benefit of liquidation of Canadian subsidiary, net of reserves	(831)	-	-
Other	(119)	(791)	(855)
Total income tax expense (benefit)	$ 8,403	$ 6,882	$(37,031)

c. Deferred Taxes

The Company's deferred income taxes are primarily due to temporary differences between financial and income tax reporting for the depreciation of property, plant and equipment, amortization of intangibles, compensation adjustments, other accrued liabilities and tax credits and losses carried forward.

Under SFAS No. 109, *Accounting for Income Taxes,* deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. In 2007, the Company recorded approximately $9.4 million of reserves for unrecognized tax benefits. In 2006, the Company reversed $4.8 million of valuation allowance and reserves, primarily related to settlement of state tax audits. In future periods, the Company will evaluate the remaining deferred income tax asset valuation allowance and adjust (reduce) the allowance when management has determined that impairment to future realizability of the related deferred tax assets, or a portion thereof, has been removed as provided in the criteria set forth in SFAS No. 109.

The Company has a U.S. federal tax net operating loss carryforward of $62.6 million, which will expire beginning in 2022, if unused, and which may be subject to other limitations under IRS rules. The Company has various, multistate income tax net operating loss carryforwards which have been recorded as a deferred income tax asset of approximately $11.7 million, before valuation allowances. The Company has various U.S. federal income tax credit carryforwards, which will expire beginning in 2013, if unused.

The components of deferred tax assets and deferred tax liabilities as of December 31, 2007 and 2006 were as follows (in thousands):

	2007	2006
Deferred tax assets:		
Tax credits and loss carryforwards	$ 38,085	$ 45,157
Accrued liabilities	7,797	5,908
Incentive compensation	6,727	3,992
Other	3,916	4,657
	56,525	59,714
Deferred tax liabilities:		
Property, plant and equipment	(4,427)	(4,608)
Intangibles	(17,055)	(16,460)
Other	(1,308)	(1,425)
	(22,790)	(22,493)
Net deferred tax asset before valuation allowances and reserves	33,735	37,221
Valuation allowances	(7,044)	(12,127)
FIN 48 reserves	(9,405)	-
Net deferred tax asset	$ 17,286	$ 25,094

d. FIN 48 Tax Reserves

On January 1, 2007, the Company adopted the Financial Accounting Standards Board (FASB) Final Interpretation Number 48, "Accounting for Uncertainty in Income Taxes" (FIN 48). The Company has no adjustment to report in respect of the effect of adoption of FIN 48.

The Company's policy with respect to interest and penalties associated with reserves or allowances for uncertain tax positions is to classify such interest and penalties in income tax expense in the Statements of Operations. As of December 31, 2007, the total amount of unrecognized income tax benefits computed under FIN 48 was approximately $10.5 million, all of which, if recognized, would impact the effective income tax rate of the Company. As of December 31, 2007, the Company had recorded a total of $0.4 million of accrued interest and penalties related to uncertain tax positions. The Company foresees no significant changes to the facts and circumstances underlying its reserves and allowances for uncertain income tax positions as reasonably possible during the next 12 months. As of December 31, 2007, the Company is subject to unexpired statutes of limitation for U.S. federal income taxes for the years 2001-2007. The Company is also subject to unexpired statutes of limitation for Indiana state income taxes for the years 2001-2007.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

Balance at January 1, 2007	$ 1,114
Increases related to prior year tax positions	35
Decreases related to prior year tax positions	(65)
Increases related to current year tax positions	9,405
Balance at December 31, 2007	$10,489

12. COMMITMENTS AND CONTINGENCIES

a. Litigation

Various lawsuits, claims and proceedings have been or may be instituted or asserted against the Company arising in the ordinary course of business, including those pertaining to product liability, labor and health related matters, successor liability, environmental and possible tax assessments. While the amounts claimed could be substantial, the ultimate liability cannot now be determined because of the considerable uncertainties that exist. Therefore, it is possible that results of operations or liquidity in a particular period could be materially affected by certain contingencies. However, based on facts currently available, management believes that the disposition of matters that are currently pending or asserted will not have a material adverse effect on the Company's financial position, liquidity or results of operations. Costs associated with the litigation and settlement of legal matters are reported within *General and Administrative Expenses* in the Consolidated Statements of Operations.

Brazil Joint Venture

In March 2001, Bernard Krone Indústria e Comércio de Máquinas Agrícolas Ltda. ("BK") filed suit against the Company in the Fourth Civil Court of Curitiba in the State of Paraná, Brazil. Because of the bankruptcy of BK, this proceeding is now pending before the Second Civil Court of Bankruptcies and Creditors Reorganization of Curitiba, State of Paraná (No. 232/99).

This case grows out of a joint venture agreement between BK and the Company related to marketing of RoadRailer® trailers in Brazil and other areas of South America. When BK was placed into the Brazilian equivalent of bankruptcy late in 2000, the joint venture was dissolved. BK subsequently filed its lawsuit against the Company alleging that it was forced to terminate business with other companies because of the exclusivity and non-compete clauses purportedly found in the joint venture agreement. BK asserts damages of approximately $8.4 million.

The Company answered the complaint in May 2001, denying any wrongdoing. The Company believes that the claims asserted by BK are without merit and it intends to defend its position. The Company believes that the resolution of this lawsuit will not have a material adverse effect on its financial position, liquidity or future results of operations; however, at this stage of the proceeding no assurances can be given as to the ultimate outcome of the case.

Intellectual Property

In October 2006, the Company filed a patent infringement suit against Vanguard National Corporation ("Vanguard") regarding U.S. Patent Nos. 6,986,546 and 6,220,651 in the U.S. District Court for the Northern District of Indiana (Civil Action No. 4:06-cv-135); and amended the Complaint in April 2007. In May 2007, Vanguard filed its Answer to the Amended Complaint, along with Counterclaims seeking findings of non-infringement, invalidity, and unenforceability of the subject patents. The Company filed a reply to Vanguard's counterclaims in May 2007, denying any wrongdoing or merit to the allegations as set forth in the counterclaims.

The Company believes that the claims asserted by Vanguard are without merit and the Company intends to defend its position. The Company believes that the resolution of this lawsuit will not have a material adverse effect on its financial position, liquidity or future results of operations; however, at this stage of the proceeding, no assurance can be given as to the ultimate outcome of the case.

Environmental Disputes

In September 2003, the Company was noticed as a potentially responsible party (PRP) by the U.S. Environmental Protection Agency pertaining to the Motorola 52nd Street, Phoenix, Arizona Superfund Site pursuant to the Comprehensive Environmental Response, Compensation and Liability Act. PRPs include current and former owners and operators of facilities at which hazardous substances were disposed. EPA's allegation that the Company was a PRP arises out of the operation of a former branch facility located approximately five miles from the original site. The Company does not expect that these proceedings will have a material adverse effect on the Company's financial condition or results of operations.

In January 2006, the Company received a letter from the North Carolina Department of Environment and Natural Resources indicating that a site that the Company formerly owned near Charlotte, North Carolina has been included on the state's October 2005 Inactive Hazardous Waste Sites Priority List. The letter states that the Company was being notified in fulfillment of the state's "statutory duty" to notify those who own and those who at present are known to be responsible for each Site on the Priority List. No action is being requested from the Company at this time. The Company does not expect that this designation will have a material adverse effect on its financial condition or results of operations.

b. Environmental Litigation Commitments and Contingencies

The Company generates and handles certain material, wastes and emissions in the normal course of operations that are subject to various and evolving federal, state and local environmental laws and regulations.

The Company assesses its environmental liabilities on an on-going basis by evaluating currently available facts, existing technology, presently enacted laws and regulations as well as experience in past treatment and remediation efforts. Based on these evaluations, the Company estimates a lower and upper range for treatment and remediation efforts and recognizes a liability for such probable costs based on the information available at the time. As of December 31, 2007 and 2006, the Company had estimated remediation costs of $0.4 million for activities at a former branch property.

c. Letters of Credit

As of December 31, 2007, the Company had standby letters of credit totaling $7.3 million issued in connection with workers compensation claims and surety bonds.

d. Collective Bargaining Agreements

As of December 31, 2007, only full-time hourly associates at the Mt. Sterling, Kentucky plant, which is currently idle, are under a collective bargaining agreement.

e. Purchase Commitments

The Company has $15.7 million in purchase commitments through June 2008 for aluminum, which is within normal production requirements.

13. SEGMENTS AND RELATED INFORMATION

a. Segment Reporting

Under the provisions of SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information*, the Company has two reportable segments: manufacturing and retail and distribution. The manufacturing segment produces and sells new trailers to the retail and distribution segment or to customers who purchase trailers direct or through independent dealers. The retail and distribution segment includes the sale of new and used trailers, as well as the sale of aftermarket parts and service through its retail branch network.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies except that the Company evaluates segment performance based on income from operations. The Company has not allocated certain corporate related charges such as administrative costs, interest and income taxes from the manufacturing segment to the Company's other reportable segment. The Company accounts for intersegment sales and transfers at cost plus a specified mark-up. Reportable segment information is as follows (in thousands):

	Manufacturing	Retail and Distribution	Combined Segments	Eliminations	Consolidated Total
2007					
Net sales					
External customers	$ 952,814	$149,730	$1,102,544	$ -	$1,102,544
Intersegment sales	62,155	760	62,915	(62,915)	$ -
Total net sales	$1,014,969	$150,490	$1,165,459	$ (62,915)	$1,102,544
Depreciation and amortization	18,153	1,314	19,467	-	19,467
Income (loss) from operations	30,568	(3,556)	27,012	(546)	26,466
Reconciling items to net income:					
Interest income					(433)
Interest expense					5,755
Foreign exchange, net					(3,818)
Gain on debt extinguishment					(546)
Other income, net					820
Income tax expense					8,403
Net income					$ 16,285
Capital expenditures	$ 6,273	$ 441	$ 6,714	$ -	$ 6,714
Assets	$ 591,433	$123,761	$ 715,194	$(231,612)	$ 483,582
2006					
Net sales					
External customers	$1,120,717	$191,463	$1,312,180	$ -	$1,312,180
Intersegment sales	76,966	-	76,966	(76,966)	$ -
Total net sales	$1,197,683	$191,463	$1,389,146	$ (76,966)	$1,312,180
Depreciation and amortization	18,117	2,481	20,598	-	20,598
Impairment of goodwill	-	15,373	15,373	-	15,373
Income (loss) from operations	36,782	(13,487)	23,295	(402)	22,893
Reconciling items to net income:					
Interest income					(710)
Interest expense					6,921
Foreign exchange, net					77
Other income, net					303
Income tax expense					6,882
Net income					$ 9,420
Capital expenditures	$ 12,569	$ 362	$ 12,931	$ -	$ 12,931
Assets	$ 659,808	$128,123	$ 787,931	$(231,448)	$ 556,483
2005					
Net sales					
External customers	$ 968,419	$245,292	$1,213,711	$ -	$1,213,711
Intersegment sales	102,938	-	102,938	(102,938)	$ -
Total net sales	$1,071,357	$245,292	$1,316,649	$(102,938)	$1,213,711
Depreciation and amortization	12,406	3,141	15,547	-	15,547
Income from operations	75,385	2,827	78,212	1,782	79,994
Reconciling items to net income:					
Interest income					(760)
Interest expense					6,431
Foreign exchange, net					(231)
Other income, net					498
Income tax benefit					(37,031)
Net income					$ 111,087
Capital expenditures	$ 30,302	$ 578	$ 30,880	$ -	$ 30,880
Assets	$ 536,566	$173,825	$ 710,391	$(161,738)	$ 548,653

b. Geographic Information

International sales, primarily to Canadian customers, accounted for less than 10% in each of the last three years.

c. Product Information

The Company offers products primarily in three general categories; new trailers, used trailers, and parts and service. Other sales include leasing and freight revenue. The following table sets forth the major product category sales and their percentage of consolidated net sales (dollars in thousands):

	2007		2006		2005	
New Trailers	$ 998,538	90.6%	$1,184,167	90.2%	$1,084,454	89.4%
Used Trailers	36,699	3.3	55,770	4.3	55,546	4.6
Parts and Service	56,907	5.2	54,712	4.2	57,000	4.7
Other	10,400	0.9	17,531	1.3	16,711	1.3
Total Sales	$1,102,544	100.0%	$1,312,180	100.0%	$1,213,711	100.0%

14. CONSOLIDATED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following is a summary of the unaudited quarterly results of operations for fiscal years 2007, 2006 and 2005 (dollars in thousands except per share amounts).

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2007				
Net sales	$258,854	$294,849	$291,017	$257,824
Gross profit	20,185	27,832	24,593	19,111
Net income[(1)]	996	5,875	3,778	5,636
Basic net income per share[(2)]	0.03	0.19	0.13	0.19
Diluted net income per share[(2)]	0.03	0.18	0.12	0.18
2006				
Net sales	$262,119	$333,572	$362,290	$354,199
Gross profit	22,791	27,272	26,113	28,317
Net income (loss)[(3)(4)]	4,337	5,047	4,989	(4,953)
Basic net income (loss) per share[(2)]	0.14	0.16	0.16	(0.16)
Diluted net income (loss) per share[(2)]	0.13	0.15	0.15	(0.16)
2005				
Net sales	$256,105	$322,983	$293,834	$340,789
Gross profit	34,398	36,109	30,085	33,923
Net income[(4)]	18,479	49,258	23,655	19,695
Basic net income per share[(2)]	0.60	1.58	0.76	0.63
Diluted net income per share[(2)]	0.52	1.33	0.66	0.55

(1) The fourth quarter of 2007 included $3.3 million in foreign exchange gains recognized upon disposition of the Company's Canadian subsidiary as discussed in Note 2.

(2) Net income (loss) per share is computed independently for each of the quarters presented. Therefore, the sum of the quarterly net income (loss) per share may differ from annual net income (loss) per share due to rounding. Diluted net income (loss) per share for the fourth quarter of 2006 excludes the antidilutive effects of convertible notes and stock options/shares.

(3) The fourth quarter of 2006 included $15.4 million of expense related to the impairment of goodwill as discussed in Note 2.

(4) The fourth quarter of 2006 included $4.8 million of income related to the reversal of tax valuation allowance and reserves, as discussed in Note 11. The second, third and fourth quarters of 2005 included income of $29.3 million, $6.6 million and $1.4 million, respectively, related to the reversal of tax valuation allowances, as discussed in Note 11.

ITEM 9 — CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

ITEM 9A — CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to provide reasonable assurance to our management and board of directors that information required to be disclosed in the reports we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Based on an evaluation conducted under the supervision and with the participation of the Company's management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2007, including those procedures described below, we, including our Chief Executive Officer and our Chief Financial Officer, determined that those controls and procedures were effective.

Changes in Internal Controls

There were no changes in our internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, during the fourth quarter of fiscal 2007 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Report of Management on Internal Control over Financial Reporting

The management of Wabash National Corporation (the Company), is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with U.S. generally accepted accounting principles; (3) provide reasonable assurance that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (4) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2007, based on criteria for effective internal control over financial reporting described in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, we have concluded that internal control over financial reporting is effective as of December 31, 2007.

Ernst & Young LLP, an Independent Registered Public Accounting Firm, has audited the Company's consolidated financial statements as of and for the period ended December 31, 2007, which appears on the following page.

Richard J. Giromini	President and Chief Executive Officer
Robert J. Smith	Senior Vice President and Chief Financial Officer

February 14, 2008

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Wabash National Corporation

We have audited Wabash National Corporation's internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Wabash National Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Wabash National Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Wabash National Corporation as of December 31, 2007 and 2006, and the related consolidated statements of operations, shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2007 of Wabash National Corporation and our report dated February 14, 2008 expressed an unqualified opinion thereon.

Ernst & Young LLP

Indianapolis, Indiana

February 14, 2008

ITEM 9B — OTHER INFORMATION

None.

PART III

ITEM 10 — EXECUTIVE OFFICERS OF THE REGISTRANT

The Company hereby incorporates by reference the information contained under the heading "Executive Officers" from Item 1 Part I of this Annual Report.

The Company hereby incorporates by reference the information contained under the headings "Section 16(a) Beneficial Ownership Reporting Compliance," "Election of Directors" from its definitive Proxy Statement to be delivered to stockholders of the Company in connection with the 2008 Annual Meeting of Stockholders to be held May 15, 2008.

As required by the New York Stock Exchange (NYSE) rules, in 2007, the CEO certified to the NYSE that he was not aware of any violation by the Corporation of NYSE corporate governance listing standards.

Code of Ethics

As part of our system of corporate governance, our Board of Directors has adopted a Code of Business Conduct and Ethics (Code of Ethics) that is specifically applicable to our Chief Executive Officer and Senior Financial Officers. This Code of Ethics is available on the Investors page of the Company Info section of our website at www.wabashnational.com/about. We will disclose any waivers for our Chief Executive Officer or Senior Financial Officers under, or any amendments to, our Code of Ethics. We will provide a copy of our Code of Ethics to any person without charge, upon request.

ITEM 11 — EXECUTIVE COMPENSATION

The Company hereby incorporates by reference the information contained under the headings "Executive Compensation" and "Director Compensation" from its definitive Proxy Statement to be delivered to the stockholders of the Company in connection with the 2008 Annual Meeting of Stockholders to be held May 15, 2008.

ITEM 12 — SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The Company hereby incorporates by reference the information contained under the headings "Beneficial Ownership of Common Stock" and "Equity Compensation Plan Information" from its definitive Proxy Statement to be delivered to the stockholders of the Company in connection with the 2008 Annual Meeting of Stockholders to be held on May 15, 2008.

ITEM 13 — CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The Company hereby incorporates by reference the information contained under the headings "Election of Directors" and "Related Party Transactions" from its definitive Proxy Statement to be delivered to the stockholders of the Company in connection with the 2008 Annual Meeting of Stockholders to be held on May 15, 2008.

ITEM 14 — PRINCIPAL ACCOUNTING FEES AND SERVICES

Information required by Item 14 of this form and the audit committee's pre-approval policies and procedures regarding the engagement of the principal accountant are incorporated herein by reference to the information contained under the heading "Ratification and Appointment of Independent Registered Public Accounting Firm" from the Company's definitive Proxy Statement to be delivered to the stockholders of the Company in connection with the 2008 Annual Meeting of Stockholders to be held on May 15, 2008.

PART IV

ITEM 15 — EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) *Financial Statements:* The Company has included all required financial statements in Item 8 of this Form 10-K. The financial statement schedules have been omitted as they are not applicable or the required information is included in the Notes to the consolidated financial statements.

(b) *Exhibits:* The following exhibits are filed with this Form 10-K or incorporated herein by reference to the document set forth next to the exhibit listed below:

2.01 Asset Purchase Agreement dated July 22, 2003[6]

2.02 Amendment No. 1 to the Asset Purchase Agreement dated September 19, 2003[6]

2.03 Stock Purchase Agreement by and among the Company, Transcraft Corporation and Transcraft Investment Partners, L.P. dated as of March 3, 2006[14]

3.01 Certificate of Incorporation of the Company[1]

3.02 Certificate of Designations of Series D Junior Participating Preferred Stock[12]

3.03 Amended and Restated By-laws of the Company, as amended[20]

4.01 Specimen Stock Certificate[2]

4.02 Rights Agreement between the Company and National City Bank as Rights Agent dated December 28, 2005[13]

4.03 Indenture for the 3.25% Convertible Senior Notes due August 1, 2008, between the registrant, as issuer, and Wachovia Bank, National Association, as Trustee, dated as of August 1, 2003[7]

10.01# 1992 Stock Option Plan[1]

10.02# 2000 Stock Option Plan[3]

10.03# 2001 Stock Appreciation Rights Plan[4]

10.04# Executive Employment Agreement dated June 28, 2002 between the Company and Richard J. Giromini[5]

10.05# Non-qualified Stock Option Agreement dated July 15, 2002 between the Company and Richard J. Giromini[5]

10.06# Non-qualified Stock Option Agreement between the Company and William P. Greubel[5]

10.07# 2004 Stock Incentive Plan[8]

10.08# Form of Associate Stock Option Agreements under the 2004 Stock Incentive Plan[9]

10.09# Form of Associate Restricted Stock Agreements under the 2004 Stock Incentive Plan[9]

10.10# Form of Executive Stock Option Agreements under the 2004 Stock Incentive Plan[9]

10.11# Form of Executive Restricted Stock Agreements under the 2004 Stock Incentive Plan[9]

10.12# Restricted Stock Unit Agreement between the Company and William P. Greubel dated March 7, 2005[10]

10.13# Stock Option Agreement between the Company and William P. Greubel dated March 7, 2005[10]

10.14# Corporate Plan for Retirement – Executive Plan[11]

10.15# Change in Control Policy[17]

10.16# Executive Severance Policy[17]

10.17# Form of Restricted Stock Unit Agreement under the 2004 Stock Incentive Plan[15]

10.18# Form of Restricted Stock Agreement under the 2004 Stock Incentive Plan[15]

10.19# Form of CEO and President Restricted Stock Agreement under the 2004 Stock Incentive Plan[15]

10.20# Form of Stock Option Agreement under the 2004 Stock Incentive Plan[15]

10.21# Form of CEO and President Stock Option Agreement under the 2004 Stock Incentive Plan[15]

10.22# Executive Director Agreement dated January 1, 2007 between the Company and William P. Greubel[16]

10.23# Amendment to Executive Employment Agreement dated January 1, 2007 between the Company and Richard J. Giromini[16]

10.24# Form of Non-Qualified Stock Option Agreement under the 2007 Omnibus Incentive Plan[17]

10.25# Form of Restricted Stock Agreement under the 2007 Omnibus Incentive Plan[17]

10.26 Amendment No. 1 to Second Amendment and Restated Loan and Security Agreement dated March 6, 2007[18]

10.27 Second Amended and Restated Loan and Security Agreement dated March 6, 2007[19]

10.28# 2007 Omnibus Incentive Plan, as amended[20]

21.00 List of Significant Subsidiaries[20]

23.01 Consent of Ernst & Young LLP[20]

31.01 Certification of Principal Executive Officer[20]

31.02 Certification of Principal Financial Officer[20]

32.01 Written Statement of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350)[20]

Management contract or compensatory plan.

(1) Incorporated by reference to the Registrant's Registration Statement on Form S-1 (No. 33-42810) or the Registrant's Registration Statement on Form 8-A filed December 6, 1995 (item 3.02 and 4.02)

(2) Incorporated by reference to the Registrant's registration statement Form S-3 (Registration No. 333-27317) filed on May 16, 1997

(3) Incorporated by reference to the Registrant's Form 10-Q for the quarter ended March 31, 2001 (File No. 1-10883)

(4) Incorporated by reference to the Registrant's Form 10-Q for the quarter ended September 30, 2001 (File No. 1-10883)

(5) Incorporated by reference to the Registrant's Form 10-Q for the quarter ended June 30, 2002 (File No. 1-10883)

(6) Incorporated by reference to the Registrant's Form 8-K filed on September 29, 2003 (File No. 1-10883)

(7) Incorporated by reference to the Registrant's registration statement Form S-3 (Registration No. 333-109375) filed on October 1, 2003

(8) Incorporated by reference to the Registrant's Form 10-Q for the quarter ended June 30, 2004 (File No. 1-10883)

(9) Incorporated by reference to the Registrant's Form 10-Q for the quarter ended September 30, 2004 (File No. 1-10883)

(10) Incorporated by reference to the Registrant's Form 8-K filed on March 11, 2005 (File No. 1-10883)

(11) Incorporated by reference to the Registrant's Form 10-Q for the quarter ended March 31, 2005 (File No. 1-10883)

(12) Incorporated by reference to the Registrant's Form 8-K filed on December 28, 2005 (File No. 1-10883)

(13) Incorporated by reference to the Registrant's registration statement on Form 8-A12B filed on December 28, 2005 (File No. 1-10883)

(14) Incorporated by reference to the Registrant's Form 8-K filed on March 8, 2006 (File No. 1-10883)

(15) Incorporated by reference to the Registrant's Form 8-K filed on May 18, 2006 (File No. 1-10883)

(16) Incorporated by reference to the Registrant's Form 8-K filed on January 8, 2007 (File No. 1-10883)

(17) Incorporated by reference to the Registrant's Form 8-K filed on May 24, 2007 (File No. 1-10883)

(18) Incorporated by reference to the Registrant's Form 8-K on September 26, 2007 (File No. 1-10883)

(19) Incorporated by reference to the Registrant's Form 10-K for the year ended December 31, 2006 (File No. 1-10883)

(20) Filed herewith

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WABASH NATIONAL CORPORATION

February 19, 2008	By:	/s/ Robert J. Smith Robert J. Smith Senior Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the date indicated.

Date		Signature and Title
February 19, 2008	By:	/s/ Richard J. Giromini Richard J. Giromini President and Chief Executive Officer, Director (Principal Executive Officer)
February 19, 2008	By:	/s/ Robert J. Smith Robert J. Smith Senior Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
February 19, 2008	By:	/s/ Martin C. Jischke Dr. Martin C. Jischke Chairman of the Board of Directors
February 19, 2008	By:	/s/ David C. Burdakin David C. Burdakin Director
February 19, 2008	By:	/s/ William P. Greubel William P. Greubel Director
February 19, 2008	By:	/s/ James D. Kelly J.D. (Jim) Kelly Director
February 19, 2008	By:	/s/ Stephanie K. Kushner Stephanie K. Kushner Director
February 19, 2008	By:	/s/ Larry J. Magee Larry J. Magee Director
February 19, 2008	By:	/s/ Scott K. Sorensen Scott K. Sorensen Director
February 19, 2008	By:	/s/ Ronald L. Stewart Ronald L. Stewart Director

EXHIBIT 21.00

SUBSIDIARIES OF THE COMPANY AND OWNERSHIP OF SUBSIDIARY STOCK

NAME OF SUBSIDIARY	STATE/COUNTRY OF INCORPORATION	% OF SHARES OWNED BY THE CORPORATION*
Wabash National Trailer Centers, Inc	Delaware	100%
WNC Cloud Merger Sub, Inc	Arkansas	100%
Wabash National L.P.	Delaware	100%
Wabash National Lease Receivables, L.P.	Delaware	100%
Wabash National Services L.P.	Delaware	100%
Continental Transit Corporation	Indiana	100%
FTSI Canada, Ltd.	Canada	100%
Transcraft Corporation	Delaware	100%

* Includes both direct and indirect ownership by the parent, Wabash National Corporation

Exhibit 23.01

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements:

(1) Registration Statement (Form S-3 No. 333-109375) of Wabash National Corporation
(2) Registration Statement (Form S-8 No. 333-54714) pertaining to the 2000 Stock Option and Incentive Plan of Wabash National Corporation
(3) Registration Statement (Form S-8 No. 333-29309) pertaining to the 1992 Stock Option Plan and Stock Bonus Plan of Wabash National Corporation
(4) Registration Statement (Form S-8 No. 33-49256) pertaining to the 1992 Stock Option Plan of Wabash National Corporation
(5) Registration Statement (Form S-8 No. 33-65698) pertaining to the 1993 Employee Stock Purchase Plan of Wabash National Corporation
(6) Registration Statement (Form S-8 No. 33-90826) pertaining to the Directors and Executives Deferred Compensation Plan of Wabash National Corporation
(7) Registration Statement (Form S-8 No. 333-115682) pertaining to the 2004 Stock Incentive Plan of Wabash National Corporation
(8) Registration Statement (Forms S-8 No. 333-113157) pertaining to the Non-Qualified Stock Option Agreements for William P. Greubel, Richard J. Giromini and Timothy J. Monahan of Wabash National Corporation

of our reports dated February 14, 2008, with respect to the consolidated financial statements of Wabash National Corporation and internal control over financial reporting of Wabash National Corporation, included in this Annual Report (Form 10-K) for the year ended December 31, 2007.

/s/ Ernst & Young LLP
Indianapolis, Indiana
February 14, 2008

Exhibit 31.01

CERTIFICATIONS

I, Richard J. Giromini, certify that:

1. I have reviewed this report on Form 10-K of Wabash National Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 19, 2008

/s/ Richard J. Giromini

Richard J. Giromini
President and Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.02

CERTIFICATIONS

I, Robert J. Smith, certify that:

1. I have reviewed this report on Form 10-K of Wabash National Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 19, 2008

/s/ Robert J. Smith

Robert J. Smith
Senior Vice President and Chief Financial Officer
(Principal Financial Officer)

Exhibit 32.01

Written Statement of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350)

The undersigned, the Chief Executive Officer and the Senior Vice President, Chief Financial Officer of Wabash National Corporation (the "Company"), each hereby certifies that, to his knowledge, on February 19, 2008:

(a) the Form 10K Annual Report of the Company for the year ended December 31, 2007 filed on February 19, 2008, with the Securities and Exchange Commission (the "Report") fully complies with the requirements of Section 13(a) of 15(d) of the Securities Exchange Act of 1934; and

(b) information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Richard J. Giromini

Richard J. Giromini
President and Chief Executive Officer
February 19, 2008

/s/ Robert J. Smith

Robert J. Smith
Senior Vice President and Chief Financial Officer
February 19, 2008

STOCKHOLDER INFORMATION

Executive Officers
Richard J. Giromini
President, Chief Executive Officer and Director

Lawrence M. Cuculic
Senior Vice President General Counsel and Secretary

Rodney P. Ehrlich
Senior Vice President — Chief Technology Officer

Bruce N. Ewald
Senior Vice President — Sales and Marketing

Timothy J. Monahan
Senior Vice President — Human Resources

Robert J. Smith
Senior Vice President — Chief Financial Officer

Joseph M. Zachman
Senior Vice President — Chief Operating Officer

Auditors
Ernst & Young LLP
111 Monument Circle
Suite 2600
Indianapolis, IN 46204-5120

Transfer Agent
LaSalle Bank NA
480 Washington Boulevard
Jersey City, NJ 07310-1900
(877) 237-6889

Requests
For stockholder requests for information or assistance, please write or telephone:

Wabash National Corporation
c/o Investor Relations
P.O. Box 6129
Lafayette, Indiana 47903-6129
(765) 771-5310

Form 10-K
In lieu of a separate annual report to stockholders, enclosed is Wabash National Corporation's Form 10-K, which included as an exhibit the certifications required by Section 302 of the Sarbanes Oxley Act.

WABASH NATIONAL

Directors
David C. Burdakin
President and Chief Executive Officer
Paladin Brands

Richard J. Giromini
President and Chief Executive Officer
Wabash National Corporation

William P. Greubel
Executive Director
Wabash National Corporation

Dr. Martin C. Jischke
Chairman
Wabash National Corporation

J.D. (Jim) Kelly
President, Engine Business and
Vice President, Cummins Inc.

Stephanie K. Kushner
Vice President and Chief Financial Officer
Federal Signal Corporation

Larry J. Magee
Chairman, CEO and President
BFS Retail & Commercial Operations, LLC

Scott K. Sorensen
Chief Financial Officer
Sorenson Communications

Ronald L. Stewart
Director
Wabash National Corporation

Stock Listing
Symbol: WNC
New York Stock Exchange

Internet Address
http://www.wabashnational.com

WABASH NATIONAL

Innovation that Never Rests

2007 ANNUAL REPORT

END